Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (MD&A) is presented to enable readers to assess material changes in the financial condition and operational results of TD Bank Financial Group (the Bank) for the year ended October 31, 2006, compared with the corresponding periods. This MD&A should be read in conjunction with our Consolidated Financial Statements and related Notes. This MD&A is dated December 7, 2006. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank’s annual Consolidated Financial Statements prepared in accordance with Canadian generally accepted accounting principles.

12	FINANCIAL RESULTS OVERVIEW
16	Net Income
17	Revenues
20	Expenses
22	Taxes
23	Quarterly Financial Information

BUSINESS SEGMENT ANALYSIS
24	Business Focus
26	Canadian Personal and Commercial Banking
30	U.S. Personal and Commercial Banking
33	Wholesale Banking
36	Wealth Management
40	Corporate

2005 FINANCIAL RESULTS OVERVIEW
41	Summary of 2005 Performance
42	2005 Financial Performance by Business Line

GROUP FINANCIAL CONDITION
43	Balance Sheet Review
44	Credit Portfolio Quality
51	Capital Position
53	Off-balance Sheet Arrangements
56	Financial Instruments

RISK FACTORS AND MANAGEMENT
56	Risk Factors that May Affect Future Results
57	Managing Risk

ACCOUNTING STANDARDS AND POLICIES
67	Critical Accounting Estimates
70	Future Accounting and Reporting Changes
70	Controls and Procedures

Certain comparative amounts have been restated to conform with the presentation adopted in the current year.

Additional information relating to the Bank, including the Bank’s Annual Information Form, is available on the Bank’s website at www.td.com, on SEDAR at www.sedar.com, and on the U.S. Securities and Exchange Commission’s website at www.sec.gov (EDGAR filers section).

Caution regarding forward-looking statements

From time to time, the Bank makes written and oral forward-looking statements, including in this MD&A, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. All such statements are made pursuant to the “safe harbour” provisions of the U.S. Private Securities Litigation Reform Act of 1995 applicable Canadian securities legislation. Forward-looking statements include, among others, statements regarding the Bank’s objectives and targets for 2007 and beyond, and strategies to achieve them, the outlook for the Bank’s business lines, and the Bank’s anticipated financial performance. The economic assumptions for 2007 for each of our business segments are set out in this MD&A under the headings “Economic Outlook” and “Business Outlook and Focus for 2007”. Forward-looking statements are typically identified by words such as “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may” and “could”. By their very nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties, general and specific, which may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Some of the factors that could cause such differences include: the credit, market, liquidity, interest rate, operational, reputational, insurance, strategic, foreign exchange, regulatory, legal and other risks discussed in this MD&A and in other regulatory filings made in Canada and with the SEC; general business and economic conditions in Canada, the U.S. and other countries in which the Bank conducts business, as well as the effect of changes in monetary policy in those jurisdictions and changes in the foreign exchange rates for the currencies of those jurisdictions; the degree of competition in the markets in which the Bank operates, both from established competitors and new entrants; legislative and regulatory developments; the accuracy and completeness of information the Bank receives on customers and counterparties; the development and introduction of new products and services in markets; developing new distribution channels and realizing increased revenue from these channels, the Bank’s ability to execute its integration, growth and acquisition strategies, including those of its subsidiaries, particularly in the U.S.; changes in accounting policies and methods the Bank uses to report its financial condition, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital market activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; technological changes; change in tax laws; unexpected judicial or regulatory proceedings; continued negative impact of the U.S. securities litigation environment; unexpected changes in consumer spending and saving habits; the possible impact on the Bank's businesses of international conflicts and terrorism; acts of God, such as earthquakes; the effects of disease or illness on local, national or international economies; the effects of disruptions to public infrastructure, such as transportation, communications, power or water supply; and management’s ability to anticipate and manage the risks associated with these factors and execute the Bank’s strategies. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. The preceding list is not exhaustive of all possible factors. Other factors could also adversely affect the Bank’s results. For more information, see the discussion starting on page 56 of this MD&A. All such factors should be considered carefully when making decisions with respect to the Bank, and undue reliance should not be placed on the Bank’s forward-looking statements. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Management’s Discussion and Analysis    11

FINANCIAL RESULTS OVERVIEW

TD Bank Financial Group delivered exceptional financial results in 2006. Each of our businesses contributed to shareholder value.

CORPORATE OVERVIEW
TD Bank Financial Group (the Bank) is one of the largest financial services providers in North America, offering comprehensive retail and commercial banking, wealth management and wholesale banking products and services. The Bank’s operations and activities are organized around operating groups: Canadian Personal and Commercial Banking; U.S. Personal and Commercial Banking; Wholesale Banking; and Wealth Management. The U.S. Personal and Commercial Banking segment was created from the acquisition of a majority stake in TD Banknorth Inc. (TD Banknorth) in 2005.

HOW THE BANK REPORTS
The Bank prepares its financial statements in accordance with Canadian generally accepted accounting principles (GAAP) and refers to results prepared in accordance with GAAP as the ”reported basis” or “reported”.
The Bank also utilizes “adjusted basis” or “adjusted” earnings or net income to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted earnings, the Bank removes items of note, net of income taxes, from reported earnings. The items of note relate to items which management does not believe are indicative of underlying business performance. The items of note are listed in Table 2. The items of note include the Bank’s amortization of intangible assets, which primarily relates to the TD Banknorth acquisition in 2005, the acquisition of Hudson United Bancorp (Hudson) by TD Banknorth in 2006 and the Canada Trust acquisition in 2000. The Bank believes that adjusted earnings provides the reader with a better understanding of how management views the Bank’s performance. As explained, adjusted earnings are different from reported results determined in accordance with GAAP. Adjusted earnings, items of note and related terms used in this MD&A are not defined terms under GAAP, and, therefore, may not be comparable to similar terms used by other issuers. Table 2 provides a reconciliation between the Bank’s earnings and its reported results and adjusted results.

TABLE 1	OPERATING RESULTS - REPORTED
(millions of Canadian dollars)	2006	2005	2004
Net interest income	$6,371	$6,008	$5,773
Other income	6,733	5,889	4,883
Total revenues	13,104	11,897	10,656
Dilution gain, net	1,559	-	-
Provision for credit losses	(409)	(55)	386
Non-interest expenses	(8,727)	(8,782)	(8,007)
Income before provision for income taxes, non-controlling interests in subsidiaries and equity in net income of associated company	5,527	3,060	3,035
Provision for income taxes	(874)	(699)	(803)
Non-controlling interests, net of income taxes	(184)	(132)	-
Equity in net income of associated company, net of income taxes	134	-	-
Net income - reported	4,603	2,229	2,232
Preferred dividends	(22)	-	-
Net income available to common shareholders - reported	$4,581	$2,229	$2,232

12    TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Management’s Discussion and Analysis

TABLE 2	RECONCILIATION OF NON-GAAP MEASURES[1]
Adjusted net income to reported results
Operating results - adjusted
(millions of Canadian dollars)	2006	2005	2004
Net interest income[2]	$6,371	$6,021	$5,773
Other income[3]	6,774	6,015	4,961
Total revenues	13,145	12,036	10,734
Provision for credit losses[4]	(441)	(319)	(336)
Non-interest expenses[5]	(8,172)	(7,825)	(7,081)
Income before provision for income taxes, non-controlling interests in subsidiaries and equity in net income of associated company	4,532	3,892	3,317
Provision for income taxes[6]	(1,107)	(899)	(832)
Non-controlling interests, net of income taxes[7]	(211)	(132)	-
Equity in net income of associated company, net of income taxes[8]	162	-	-
Net income - adjusted	3,376	2,861	2,485
Preferred dividends	(22)	-	-
Net income available to common shareholders - adjusted	3,354	2,861	2,485
Items of note affecting net income, net of income taxes
Amortization of intangibles[9]	(316)	(354)	(477)
Dilution gain on Ameritrade transaction, net of costs	1,665	-	-
Dilution loss on the acquisition of Hudson by TD Banknorth	(72)	-	-
Balance sheet restructuring charge in TD Banknorth	(19)	-	-
Wholesale Banking restructuring charge	(35)	(29)	-
Hedging impact due to AcG-13	7	17	(50)
General allowance release	39	23	43
Non-core portfolio loan loss recoveries (sectoral related)	-	127	426
Loss on structured derivative portfolios	-	(100)	-
Tax charges related to reorganizations	-	(163)	-
Other tax items	(24)	98	-
Preferred share redemption	-	(13)	-
Initial set up of specific allowance for credit card and overdraft loans	(18)	-	-
Litigation charge	-	(238)	(195)
Total items of note	1,227	(632)	(253)
Net income available to common shareholders - reported	$4,581	$2,229	$2,232

Reconciliation of reported earnings per share (EPS) to adjusted EPS
(millions of Canadian dollars)	2006	2005	2004
Diluted - reported	$6.34	$3.20	$3.39
Items of note affecting income (as above)	(1.70)	.91	.38
Items of note affecting EPS only[10]	.02	.03	-
Diluted - adjusted	$4.66	$4.14	$3.77
Basic - reported	$6.39	$3.22	$3.41

1  Certain comparative amounts have been reclassified to conform to the presentation adopted in the current year.
2  Adjusted net interest income excludes the following item of note: 2005 - $13 million loss on preferred share redemption.
3  Adjusted other income excludes the following items of note: 2006 - $11 million pre-tax gain on the hedging impact due to AcG-13; $52 million loss on balance sheet restructuring charge in TD Banknorth; 2005 - $27 million gain on the hedging impact due to AcG-13; and $153 million loss on structured derivative portfolios; 2004 - $78 million loss on the hedging impact due to AcG-13.
4  Adjusted provisions for credit losses exclude the following items of note: 2006 - $60 million loss on general allowance release; $28 million initial set up of specific allowance for credit card and overdraft loans; 2005 - $35 million general allowance release; $229 million loss on non-core portfolio loan loss recoveries (sectoral related). 2004 - $67 million general allowance release; and $655 million non-core portfolio loan loss recoveries (sectoral related).
5  Adjusted non-interest expenses exclude the following items of note: 2006 - $505 million amortization of intangibles; $50 million Wholesale Banking restructuring charges; 2005 - $546 million amortization of intangibles; $368 million litigation charge; and $43 million Wholesale Banking restructuring charge; 2004 - $626 million amortization of intangibles and $300 million litigation charge.
6  For reconciliation between reported and adjusted provisions for income taxes, see Table 11.
7  Adjusted non-controlling interests exclude the following items of note: 2006 - $12 million amortization of intangibles; $15 million balance sheet restructuring charge in TD Banknorth.
8  Equity in net income of associated company excludes the following items of note: 2006 - $28 million amortization of intangibles.
9  See additional information in Table 3.
10 2006 - one-time adjustment for the impact of TD Ameritrade earnings, due to the one month lag between fiscal quarter ends. The results of the Bank include its equity share in TD Ameritrade from January 25, 2006 to September 30, 2006. 2005 - adjustment for the impact of TD Banknorth earnings, due to the one month lag between fiscal quarter ends.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Management’s Discussion and Analysis    13

TABLE 3	AMORTIZATION OF INTANGIBLES, NET OF INCOME TAXES
(millions of Canadian dollars)	2006	2005	2004
TD Canada Trust	$207	$301	$454
TD Banknorth reported amortization of intangibles	72	35	-
Less: non-controlling interests	12	2	-
Net amortization of intangibles	60	33	-
TD Ameritrade (included in equity in net income of associated company)	28	-	-
Other	21	20	23
Amortization of intangibles, net of income taxes[1]	$316	$354	$477

1 Amortization of intangibles is included in the Corporate segment.

ECONOMIC PROFIT AND RETURN ON INVESTED CAPITAL
The Bank utilizes economic profit as a tool to measure shareholder value creation. The Bank’s goal is to achieve positive and growing economic profit.
Return on invested capital (ROIC) is a variation on the economic profit measure that is useful in comparison to the equity cost of capital. When ROIC exceeds the equity cost of capital, economic profit is positive. The Bank’s goal is to maximize economic profit by achieving ROIC that exceeds the equity cost of capital.
Economic profit and ROIC are not defined terms under GAAP and, therefore, may not be comparable to similar terms used by other issuers. Table 4 reconciles between the Bank’s economic profit, ROIC and adjusted net income. Adjusted net income and related terms are discussed in the “How the Bank Reports” section.

TABLE 4	RECONCILIATION OF ECONOMIC PROFIT, RETURN ON INVESTED CAPITAL AND ADJUSTED NET INCOME
(millions of Canadian dollars)	2006	2005	2004
Average common equity	$17,983	$14,600	$12,050
Average cumulative goodwill/intangible assets amortized, net of income taxes	3,540	3,213	2,834
Average invested capital	21,523	17,813	14,884
Rate charged for invested capital	9.5%	10.1%	10.7%
Charge for invested capital	$(2,045)	$(1,799)	$(1,593)
Net income available to common shareholders - reported	$4,581	$2,229	$2,232
Items of note impacting income, net of income taxes	(1,227)	632	253
Net income available to common shareholders - adjusted	$3,354	$2,861	$2,485
Economic profit	$1,309	$1,062	$892
Return on invested capital	15.6%	16.1%	16.7%

14    TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Management’s Discussion and Analysis

2006 SIGNIFICANT EVENTS
Acquisition of VFC Inc.
Effective May 15, 2006, the Bank owned all of the issued and outstanding common shares of VFC Inc. (VFC), a leading provider of automotive purchase financing and consumer instalment loans. The acquisition of VFC’s issued and outstanding common shares resulted in a total purchase consideration of $328 million, comprising cash paid, common shares of the Bank issued and acquisition costs. The acquisition was accounted for by the purchase method. VFC’s results are reported in the Canadian Personal and Commercial Banking segment.
VFC’s results for the period from acquisition to October 31, 2006 have been consolidated with the Bank’s results.

TD Banknorth
In 2006, TD Banknorth repurchased 8.5 million of its own shares for $290 million and the Bank acquired 1 million additional shares of TD Banknorth for $34 million in the course of open-market purchases. In addition to the TD Banknorth shares acquired by the Bank in relation to the Hudson transaction (described below), the Bank began reinvesting in TD Banknorth’s dividend reinvestment program in November 2005 and, as at October 31, 2006, had acquired 4 million shares of TD Banknorth pursuant to the program. As at October 31, 2006, the Bank’s ownership interest in TD Banknorth was 57%, an increase from 55.5% as at October 31, 2005.
On November 20, 2006, the Bank announced its intention to acquire all of the outstanding common shares of TD Banknorth that it does not already own. The acquisition will be accounted for by the purchase method. The offer provides minority shareholders of TD Banknorth cash of US$32.33 per TD Banknorth share. Total consideration will be approximately $3.6 billion. The offer is subject to approval by regulators and TD Banknorth shareholders and, if approved, is expected to close by April 30, 2007. Upon completion of the going-private transaction, TD Banknorth will become a wholly-owned subsidiary of the Bank.
We project that the Bank’s earnings per share (EPS) accretion, on a reported basis, for the proposed transaction would be $0.02 per share for the six months in 2007 and $0.12 per share in 2008. The accretion on the Bank’s EPS, on an adjusted basis, which in this case is before the amortization of intangibles, is projected to be $0.05 per share for the six months in 2007 and $0.16 per share in 2008.1

Hudson United Bancorp
On January 31, 2006, TD Banknorth completed the acquisition of Hudson United Bancorp (Hudson) for total consideration of $2.2 billion, consisting of cash consideration of $1,073 million and the remainder in TD Banknorth common shares. The cash consideration was funded by the sale of TD Banknorth common shares to the Bank. TD Banknorth consolidates the financial results of Hudson. The transaction resulted in a dilution loss for the Bank of $72 million.

Interchange Financial Services Corporation
On April 13, 2006, TD Banknorth announced an agreement to acquire Interchange Financial Services Corporation (Interchange) for US$480.6 million cash consideration. The deal is expected to close in TD Banknorth’s first calendar quarter of 2007.
Cash for the transaction will be financed primarily through TD Banknorth’s sale of approximately 13 million of its common shares to the Bank at a price of US$31.17 per share, for approximately US$405 million. Based on the Bank’s ownership interest as at October 31, 2006, the impact of this transaction is expected to bring the Bank’s percentage ownership of TD Banknorth to 59.3%.

TD Waterhouse U.S.A. and Ameritrade
On January 24, 2006, the Bank closed the transaction involving the sale of its U.S. brokerage business, TD Waterhouse U.S.A., at a fair market value of $2.69 billion to Ameritrade Holding Corporation (Ameritrade) in exchange for a 32.5% ownership in the combined legal entity operating under the name “TD Ameritrade”. The transaction resulted in a net dilution gain on sale of $1.67 billion after-tax during the year ($1.64 billion pretax).
In connection with the transaction, TD Waterhouse Canada acquired 100% of Ameritrade’s Canadian brokerage operations for $77 million cash consideration.
Pursuant to the terms of the TD Ameritrade Stockholders Agreement, the Bank’s beneficial ownership of TD Ameritrade is currently limited to 39.9% of the outstanding voting securities. This limit will increase to 45% in January 2009.
The Bank acquired 44.4 million shares for $939.1 million through open market purchases, which resulted in the Bank’s ownership interest in TD Ameritrade increasing to 39.8% as at October 31, 2006.
The Bank reports its investment in TD Ameritrade using the equity method of accounting. The fiscal periods of the Bank and TD Ameritrade are not coterminus. The Bank’s equity share of TD Ameritrade’s results from the acquisition date to September 30, 2006, has been reported in the Bank’s results for the fiscal year.
On September 14, 2006, the Bank announced an arrangement with Lillooet Limited (Lillooet), a company sponsored by Royal Bank of Canada, pursuant to which the Bank hedged the price risk related to 27 million shares of TD Ameritrade. The number of shares hedged and the hedge price was determined based on market conditions over a specified hedging establishment period.
The purpose of the arrangement with Lillooet is to provide the Bank with price protection in the event it decides to increase its beneficial ownership in TD Ameritrade in 2009. The arrangement provides that Lillooet must make a payment to the Bank in early 2009 in the event that the trading price of TD Ameritrade shares is in excess of a specific amount. If the trading price of TD Ameritrade shares is below such amount, the Bank will be required to pay Lillooet an amount related to such difference. The arrangement is scheduled to be settled in 2009, subject to acceleration or early termination in certain circumstances. The arrangement does not provide the Bank any right to acquire, or any voting or other ownership rights with respect to, any shares of TD Ameritrade.
Lillooet is a variable interest entity and the Bank is its primary beneficiary. Accordingly, the Bank has consolidated Lillooet’s financial statements in its Consolidated Financial Statements.
As a result of consolidation, TD Ameritrade shares held by Lillooet have been included in the Bank’s reported investment in TD Ameritrade and the Bank has also recognized the income of TD Ameritrade related to the 0.3% of TD Ameritrade shares owned by Lillooet as at September 30, 2006. At November 15, 2006, Lillooet owned 27 million shares of TD Ameritrade, representing 4.5% of the outstanding common shares of TD Ameritrade.

1  Projections are based on Institutional Brokers’ Estimate System (IBES) consensus estimates for the Bank for 2007 and 2008 and assume an April 2007 closing. Projections for TD Banknorth are based on the low-end of previously disclosed TD Banknorth management guidance for 2007, and for 2008, a growth rate of 8% on core cash earnings derived from IBES estimates. Projections are subject to risks and uncertainties that may cause actual results to materially differ. See the "Caution regarding forward-looking statements" on page 11 and "Risk Factors That May Affect Future Results" starting on page 56.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Management’s Discussion and Analysis    15

FINANCIAL RESULTS OVERVIEW
Net Income

AT A GLANCE OVERVIEW
• Reported net income was $4,603 million, up $2,374 million, or 107%, from 2005.
• Adjusted net income was $3,376 million, up $515 million, or 18%, from 2005.

Reported net income was $4,603 million, compared with $2,229 million in 2005. Adjusted net income was $3,376 million, compared with $2,861 million in 2005. The increase in reported net income was significantly impacted by the dilution gain of $1,665 million (net of income taxes) realized on the sale of TD Waterhouse U.S.A. to Ameritrade. The remaining increase is largely a result of overall improved results of our operating segments compared with last year. Additionally in 2005 net income was negatively impacted by the litigation charge due to Enron-related claims. The improvement in adjusted net income was driven by higher net income in each of our operating segments, partially offset by a loss in the corporate segment. Canadian Personal and Commercial Banking had a $264 million increase in net income, compared with 2005 on strong volume growth across most products and higher deposit margins. U.S. Personal and Commercial Banking adjusted net income grew by $97 million, largely due to the inclusion of a full year’s results of TD Banknorth in 2006, compared with seven months last year. Wealth Management delivered an increase of $158 million in net income, mainly due to growth in assets under management in the Canadian business and higher net income from the investment in TD Ameritrade compared with net income from TD Waterhouse U.S.A. in 2005. Wholesale Banking had an increase in adjusted net income of $113 million, led by its domestic franchise business, foreign exchange and energy trading businesses, and robust security gains.
Reported diluted earnings per share were $6.34, compared with $3.20 in 2005. Adjusted diluted earnings per share were $4.66, an increase of 13%, compared with $4.14 in 2005. The increase in diluted earnings per share was a result of the higher adjusted net income, partially offset by the impact of an increase in the average number of common shares outstanding. The average number of common shares outstanding on a diluted basis was 723 million in 2006, compared with 696 million in 2005.

AMERITRADE AND TD WATERHOUSE U.S.A. TRANSACTION - IMPACT ON REVENUE AND EXPENSES
As discussed on page 15, on January 24, 2006, the Bank sold its U.S. brokerage business, TD Waterhouse U.S.A., to Ameritrade in exchange for a minority stake in TD Ameritrade. The investment in TD Ameritrade is accounted for using the equity method, and the Bank’s share of net income is reported on the single line “Equity in net income of associated company.” This accounting treatment results in a reduction of both revenue and expenses compared with last year, because 2005 included the revenue and expenses of TD Waterhouse U.S.A.

U.S. GAAP (see Note 29 of the Consolidated Financial Statements) Net income available to common shareholders under U.S. GAAP was $4,559 million, compared with $4,581 million under Canadian GAAP. The difference in net income available to common shareholders is primarily due to the net income impact of the U.S. GAAP requirement to record guarantees issued by the Bank as liabilities measured at fair value on the Consolidated Balance Sheet. Other adjustments made to U.S. GAAP net income primarily relate to reclasses between U.S. and Canadaian GAAP and they have no net income impact.
The Consolidated Statement of Comprehensive Income is a U.S. GAAP requirement, with no current Canadian GAAP equivalent. Changes in the Bank’s other comprehensive income are primarily driven by the U.S. GAAP requirement to record unrealized gains and losses on available-for-sale securities, changes in gains and losses on derivative instruments designated as cash flow hedges and unrealized foreign currency translation gains and losses through the Consolidated Statement of Comprehensive Income.

16    TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Management’s Discussion and Analysis

FINANCIAL RESULTS OVERVIEW
Revenues

AT A GLANCE OVERVIEW
• Total revenues increased by $1,207 million, or 10%, from the prior year.
• Net interest income was up $363 million, or 6%, from the prior year.
• Other income was up $844 million, or 14%, from the prior year.

Total revenues were $13,104 million, an increase of 10% from 2005. The growth was a result of both organic business growth and acquisitions as 2006 had a full year inclusion of TD Banknorth, compared with a partial year in 2005.

NET INTEREST INCOME
Net interest income was $6,371 million in 2006, a year-over-year increase of $363 million or 6%. The increase was primarily a result of higher volumes and improved margins in Canadian Personal and Commercial Banking. Additionally, there was an increase in the U.S. Personal and Commercial Banking segment due to the inclusion of a full year of TD Banknorth results and the acquisition of Hudson by TD Banknorth. Partially offsetting these increases was a reduction in Wholesale Banking due to lower trading-related net interest income and Wealth Management had lower net interest income due to the sale of TD Waterhouse U.S.A. to Ameritrade.

Net Interest Margin
The net interest margin declined by seven basis points in 2006, from 2.09% to 2.02%. This was largely a result of lower trading-related net interest income, which declined by $522 million. Excluding trading-related net interest income and trading-related assets, the net interest margin was up slightly, compared with 2005. This was a result of overall margin improvements in Canadian Personal and Commercial Banking, particularly on deposits, which benefited from a higher interest rate environment in the first half of the year. This increase was partially offset by the margin compression in U.S. Personal and Commercial Banking results and tighter corporate credit spreads in Wholesale Banking.

TABLE 5	ANALYSIS OF CHANGE IN NET INTEREST INCOME
(millions of Canadian dollars)			2006 vs 2005			2005 vs 2004
	Favourable (unfavourable) due to change in			Favourable (unfavourable) due to change in
	Average	Average	Net	Average	Average	Net
	volume	rate	change	volume	rate	change
Total earning assets	$1,332	$1,461	$2,793	$1,634	$10	$1,644
Total interest-bearing liabilities	(742)	(1,688)	(2,430)	(525)	(884)	(1,409)
Net interest income	$590	$(227)	$363	$1,109	$(874)	$235

TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Management’s Discussion and Analysis    17

TABLE 6	NET INTEREST INCOME ON AVERAGE EARNING BALANCES[1]
(millions of Canadian dollars)			2006			2005			2004
	Average		Average[2]	Average		Average[2]	Average		Average[2]
	balance	Interest	rate	balance	Interest	rate	balance	Interest	rate
Earning assets
Deposits with banks	$11,680	$302	2.59%	$10,654	$415	3.90%	$7,760	$517	6.66%
Securities
Investment	40,172	1,782	4.44	32,354	1,503	4.65	27,678	1,219	4.40
Trading	76,679	2,653	3.46	77,906	2,536	3.26	71,188	2,438	3.42
Total securities	116,851	4,435	3.80	110,260	4,039	3.66	98,866	3,657	3.70
Securities purchased under reverse repurchase agreements	30,910	1,413	4.57	27,253	907	3.33	28,306	734	2.59
Loans
Mortgages	60,325	3,131	5.19	58,033	2,807	4.84	52,155	2,625	5.03
Consumer instalment and other personal	62,797	4,036	6.43	55,975	3,067	5.48	45,215	2,373	5.25
Credit card	3,830	509	13.29	2,690	323	12.01	2,289	271	11.84
Business and government	28,562	1,743	6.10	23,288	1,218	5.23	20,778	955	4.60
Total loans	155,514	9,419	6.06	139,986	7,415	5.30	120,437	6,224	5.17
Total earning assets	$314,955	$15,569	4.94%	$288,153	$12,776	4.43%	$255,369	$11,132	4.36%
Interest-bearing liabilities
Deposits
Personal	$132,135	$3,027	2.29%	$122,032	$2,509	2.06%	$108,586	$2,077	1.91%
Banks	15,874	661	4.16	14,683	462	3.15	16,166	309	1.91
Business and government	105,252	3,393	3.22	99,827	2,158	2.16	81,139	1,467	1.81
Total deposits	253,261	7,081	2.80	236,542	5,129	2.17	205,891	3,853	1.87
Subordinated notes and debentures	6,956	388	5.58	5,626	328	5.83	5,731	312	5.44
Obligations related to securities sold short and under repurchase agreements	44,287	1,603	3.62	34,499	1,164	3.37	34,730	1,024	2.95
Preferred shares and capital trust securities	1,790	126	7.04	2,215	147	6.64	2,672	170	6.36
Total interest-bearing liabilities	$306,294	$9,198	3.00%	$278,882	$6,768	2.43%	$249,024	$5,359	2.15%
Total net interest income		$6,371	1.94%		$6,008	2.00%		$5,773	2.21%

1 Net interest income includes dividends on securities.
2 Calculation is subject to rounding.

OTHER INCOME
Other income was $6,733 million in 2006, an increase of $844 million, or 14%, from 2005.
Investment and securities services revenues decreased by $246 million, or 10%, from 2005, primarily due to a decrease in discount brokerage fees of $322 million, or 37%, from 2005, mainly as a result of the sale of TD Waterhouse U.S.A. to Ameritrade. This decrease was partially offset by an increase in securities and full service brokerage revenues of $61 million, or 7%, mainly due to higher trading revenues, solid growth in assets under administration, resulting in higher fee-based commissions and trailer fees.
Credit fees increased by $28 million, or 8%, from 2005, primarily due to higher credit administration fees and fee initiatives in Canadian Personal and Commercial Banking. Investment securities gains were up $63 million, or 26%, from 2005, due to strong results from the equity investment portfolio. Trading income increased by $650 million, which was largely offset by a decrease in trading-related net interest income. See the discussion on trading-related income in the following section. Service charges increased by $150 million, or 19%, from 2005, largely due to repricing initiatives and account growth. Income from loan securitizations decreased by $68 million, or 16%, from 2005 as higher gains on the sale from increased Home Equity Line of Credit (HELOC) securitizations was more than offset by losses in mortgage-backed securities due to the higher interest rate environment. Card services revenues increased by $104 million, or 37%, from 2005, primarily due to increased net retail sales and fee initiatives. Insurance revenues, net of claims, increased by $70 million, or 8%, from 2005, primarily due to improved loss ratio and better reinsurance results. Trust fees increased by $19 million, or 17%, from 2005, primarily due to the inclusion of full year results for TD Banknorth. Foreign exchange (non-trading) increased by $42 million, or 40%, from 2005, mainly due to higher spread revenue in Canadian Personal and Commercial Banking.

18    TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Management’s Discussion and Analysis

TABLE 7	OTHER INCOME
(millions of Canadian dollars)				2006 vs 2005
	2006	2005	2004	% change
Investment and securities services:
Discount brokerage	$544	$866	$985	(37.2)%
Securities and full service brokerage	988	927	738	6.6
Mutual funds	639	624	573	2.4
Credit fees	371	343	343	8.2
Net investment securities gains	305	242	192	26.0
Trading income (loss)	797	147	(153)	442.2
Service charges	937	787	673	19.1
Loan securitizations	346	414	390	(16.4)
Card services	383	279	172	37.3
Insurance, net of claims	896	826	593	8.5
Trust fees	130	111	78	17.1
Other	397	323	299	22.9
Total	$6,733	$5,889	$4,883	14.3%

TRADING-RELATED INCOME
Trading-related income, which is the total of net interest income on trading positions and trading income reported in other income, increased by $128 million, or 21%, from 2005. The increase was a result of a $153 million loss incurred in 2005 due to a reduction in the estimated value and exit of certain structured derivatives portfolios. Excluding this item, underlying trading-related income was down marginally, as improved results from foreign exchange trading were offset by weaker results from the interest rate and credit portfolios.
The mix of trading-related income between net interest income and trading income reported in other income is largely dependent upon levels of interest rates, which drives the funding costs of our trading portfolios. Generally, as interest rates rise, net interest income declines and trading income reported in other income increases. Management believes that the total trading-related income is the appropriate measure of trading performance.

TABLE 8	TRADING-RELATED INCOME[1]
(millions of Canadian dollars)				2006 vs 2005
	2006	2005	2004	% change
Net interest income	$(65)	$457	$1,037	(114.2)%
Other income	797	147	(153)	442.2
Total trading-related income	$732	$604	$884	21.2%
By product
Interest rate and credit portfolios	$362	$370	$559	(2.2)%
Foreign exchange portfolios	306	248	230	23.4
Equity and other portfolios	64	(14)	95	557.1
Total trading-related income	$732	$604	$884	21.2%
Trading-related revenues as a percentage of total revenues	5.6%	5.1%	8.3%

1 Trading-related income includes both trading income reported in other income and net interest income derived from trading instruments.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Management’s Discussion and Analysis    19

FINANCIAL RESULTS OVERVIEW
Expenses

AT A GLANCE OVERVIEW
• Reported non-interest expenses decreased by $55 million, or 1%, from 2005.
•  Efficiency ratio was 59.5%, improving by 19% from the prior year.

NON-INTEREST EXPENSES
Reported non-interest expenses for 2006 were $8,727 million, compared with $8,782 million in 2005, down $55 million. The decrease in expenses was primarily due to the sale of TD Waterhouse U.S.A. to Ameritrade and the $365 million contingent litigation reserve related to Enron that was recognized in 2005. These decreases were partially offset by the inclusion of full year expenses for TD Banknorth and the acquisition of Hudson by TD Banknorth. On an adjusted basis, operating expenses increased from last year, mainly as a result of higher operating expenses in Canadian Personal and Commercial Banking due to strong volume growth. Refer to Table 9 for information on expenses by category.
Looking at specific items, salaries and employee benefits rose $267 million, or 6%, during the year, reflecting a $156 million increase in salaries, a $68 million increase in incentive compensation, and a $43 million increase in pension and other employee benefits. This increase resulted from increased business volume due to organic growth and new acquisitions. Occupancy costs were up $25 million, or 4%, due to new branches and acquisitions. Brokerage-related fees decreased $62 million, or 27%, from 2005, due to the sale of TD Waterhouse U.S.A. to Ameritrade. Capital and business taxes increased by $38 million, or 23%, from the prior year, due largely to higher capital taxes related to growth in the Bank’s capital. Other expenses decreased by $314 million, or 33%, from last year, mainly because of the contingent litigation reserve in 2005, as noted in the previous paragraph.
The amortization of intangibles decreased by $41 million to $505 million, compared with $546 million in 2005, due to lower intangibles related to the Canada Trust acquisition, partially offset by the Bank’s new acquisitions.

EFFICIENCY RATIO
Efficiency ratio measures the efficiency of operations. The ratio is calculated by taking expenses as a percentage of total revenue. A lower ratio indicates a more efficient business operation.
The Bank’s overall efficiency ratio improved to 59.5% from 73.8% in 2005 and 75.1% in 2004 due to revenue growth exceeding expense growth. The dilution gain related to the sale of TD Waterhouse U.S.A. had a material impact on the improvement in 2006. Excluding this item, the ratio still improved compared with 2005 as revenue growth exceeded expense growth. In 2006, the improvement is consistent with our goal to prudently manage our cost base, while also continually investing for future growth. The Bank’s consolidated efficiency ratio is affected by shifts in its business mix. Canadian Personal and Commercial Banking was the largest contributor to the improvement, led by strong revenue growth. The Wholesale Banking and Wealth Management ratios also improved. Wholesale Banking benefited from the exit of its structured products portfolios and higher overall revenue. Wealth Management improved due to the sale of TD Waterhouse U.S.A. and also experienced growth in revenue in excess of expenses in the domestic business. U.S. Personal and Commercial Banking had a weaker efficiency ratio in 2006 as declining revenues in the core business impacted the ratio.

20    TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Management’s Discussion and Analysis

TABLE 9	NON-INTEREST EXPENSES AND EFFICIENCY RATIO
(millions of Canadian dollars)				2006 vs 2005
	2006	2005	2004	% change
Salaries and employee benefits
Salaries	$2,700	$2,544	$2,254	6.1%
Incentive compensation	1,207	1,139	1,084	6.0
Pension and other employee benefits	578	535	442	8.0
Total salaries and employee benefits	4,485	4,218	3,780	6.3
Occupancy
Rent	371	373	353	(.5)
Depreciation	160	147	134	8.8
Property tax	21	17	14	23.5
Other	149	139	111	7.2
Total occupancy	701	676	612	3.7
Equipment
Rent	200	192	165	4.2
Depreciation	183	175	160	4.6
Other	216	242	237	(10.7)
Total equipment	599	609	562	(1.6)
Amortization of intangible assets	505	546	626	(7.5)
Restructuring costs	50	43	(7)	16.3
Marketing and business development	470	469	384.2
Brokerage-related fees	164	226	228	(27.4)
Professional and advisory services	510	494	446	3.2
Communications	201	205	207	(2.0)
Other
Capital and business taxes	205	167	141	22.8
Postage	121	108	100	12.0
Travel and relocation	87	78	62	11.5
Total other	629	943	866	(33.3)
Total other	1,042	1,296	1,169	(19.6)
Total expenses	$8,727	$8,782	$8,007	(.6)%
Efficiency ratio - reported	59.5%	73.8%	75.1%	(1430)bps
Efficiency ratio - adjusted	62.2	65.0	66.0	(280)

TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Management’s Discussion and Analysis    21

FINANCIAL RESULTS OVERVIEW
Taxes

Reported total income and other taxes increased by $203 million, or 15%, from 2005. Income tax expense, on a reported basis, was up $175 million, or 25%, from 2005. Other taxes were up $28 million, or 4%, from 2005. Adjusted total income and other taxes were up $236 million, or 15%, from 2005. Current income tax expense, on an adjusted basis, was up $208 million, or 23%, from 2005.
The Bank’s effective income tax rate, on a reported basis, was 15.8% for 2006, compared with 22.8% in 2005. The decrease was largely due to the net dilution gains in 2006, which had limited associated tax expense. Partially offsetting this item was a lower impact on the tax rate from non-taxable dividends received and international operations as compared with 2005. On an adjusted basis, the effective income tax rate was 24.4% for 2006, compared with 23.1% in 2005.
Prior to the sale of TD Waterhouse U.S.A. to Ameritrade to create TD Ameritrade, the financial statements reported the pretax and tax results of TD Waterhouse U.S.A. separately. TD Ameritrade results are now reported as equity in net income of associated company, net of income taxes; tax expense of $84 million for the year is not part of the tax rate reconciliation.
The Government of Canada has the practice of announcing proposed legislation and enacting it only years, in some cases, many years later. However, such enactment is often retroactive to the original announcement date although the form of the legislation may have greatly altered over the time period. Neither Canadian nor U.S. GAAP allows for any provision of the estimated impact of such proposals, even where they have a high likelihood of passage. Currently, there is a very large amount of proposed legislation which would affect the Bank. Because of its complexity and uncertainty it is not possible to estimate a total impact. Generally, however, we believe that the net impact will be favourable to the Bank.

TABLE 10	TAXES
(millions of Canadian dollars)		2006		2005		2004
Income taxes at Canadian statutory income tax rate	$1,934	35.0%	$1,072	35.0%	$1,065	35.1%
Increase (decrease) resulting from:
Dividends received	(234)	(4.2)%	(232)	(7.6)%	(205)	(6.8)%
Rate differentials on international operations	(248)	(4.5)%	(215)	(7.0)%	(215)	(7.1)%
Federal large corporations tax	(3)	(0.1)%	9	0.3%	12	0.4%
Items related to dilution gains and losses	(582)	(10.5)%	163	5.3%	-	-%
Future tax rate reduction - future tax assets	34	0.6%	-	-	(17)	(0.6)%
Future tax rate reduction - intangibles	(24)	(0.4)%	-	-	69	2.3%
Other	(3)	(0.1)%	(98)	(3.2)%	94	3.2%
Provision for income taxes and effective income tax rate - reported	$874	15.8%	$699	22.8%	$803	26.5%

TABLE 11	RECONCILIATION OF NON-GAAP PROVISIONS FOR INCOME TAXES
(millions of Canadian dollars)	2006	2005	2004
Provision for income taxes - reported	$874	$699	$803
Increase (decrease) resulting from items of note:
Amortization of intangibles	205	192	149
Dilution gain on Ameritrade transaction, net of costs	34	-	-
Balance sheet restructuring charge in TD Banknorth	18	-	-
Wholesale Banking restructuring charge	15	14	-
Hedging impact due to AcG-13	(4)	(10)	28
Tax charges related to reorganizations	-	(163)	-
Other tax items	(24)	98	-
Loss on structured derivative portfolio	-	53	-
Litigation charge	-	130	105
Non-core portfolio loan loss recoveries (sectoral related)	-	(102)	(229)
General allowance release	(21)	(12)	(24)
Initial set up of specific allowance for credit card and overdraft loans	10	-	-
Tax effect - items of note	233	200	29
Provision for income taxes - adjusted	1,107	899	832
Other taxes:
Payroll	199	222	178
Capital and premium taxes	197	161	133
GST and provincial	184	178	146
Municipal and business	93	84	85
Total other taxes	673	645	542
Total taxes - adjusted	$1,780	$1,544	$1,374
Effective income tax rate - adjusted	24.4%	23.1%	25.1%

1 Total income and other taxes as a percentage of net income before income and other taxes.

22    TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Management’s Discussion and Analysis

FINANCIAL RESULTS OVERVIEW
Quarterly Financial Information

FOURTH QUARTER 2006 PERFORMANCE SUMMARY
Reported net income was $762 million for the fourth quarter of 2006, compared with $589 million in the same quarter last year. Reported diluted earnings per share were $1.04 for the quarter, compared with $0.82 in the same quarter last year. Reported return on total common equity, on an annualized basis, was 15.7%, compared with 14.8% in the same quarter last year.
Adjusted net income for the quarter was $875 million, compared with $765 million in the same quarter last year. Adjusted diluted earnings per share were $1.20 for the quarter, compared with $1.06 in the same quarter last year. Adjusted return on total common equity, on an annualized basis, was 18.1% for the quarter, compared with 19.3% in the same quarter last year.
Revenues for the quarter increased by $211 million, or 7%, from the fourth quarter of 2005, largely due to higher revenues in Canadian Personal and Commercial Banking. Revenues from TD Banknorth increased due to the acquisition of Hudson, partially offset by lower ongoing revenues due to margin compression. In addition, a $107 million loss, recorded in the fourth quarter of 2005, due to a reduction in the estimated value and the exit of certain structured products businesses in Wholesale Banking did not recur. Revenue increases were partially offset by lower Wealth Management revenue due to the sale of TD Waterhouse U.S.A. to Ameritrade.
The increase in the provision for credit losses from the fourth quarter of 2005 was largely due to a $110 million recovery in the non-core lending portfolio last year related to amounts previously provided for under sectoral provisions, which did not recur. Additionally, net provision for credit losses increased in the Canadian Personal and Commercial Banking segment and an initial set up of specific allowance of $28 million was made with respect to credit card and overdraft loans.
Expenses for the quarter decreased by $16 million from the fourth quarter of 2005, mainly as a result of the sale of TD Waterhouse U.S.A. to Ameritrade. Excluding this impact, expenses increased by approximately 8% compared with the prior year quarter. This increase was largely a result of growth in U.S. Personal and Commercial Banking, mainly related to the acquisition of Hudson by TD Banknorth and growth in Canadian Personal and Commercial Banking.
The Bank’s effective tax rate was 18.7% for the quarter, compared with 28.3% in the same quarter last year. For the same quarter last year, a $138 million tax expense relating to TD Waterhouse U.S.A. was recorded to reorganize the TD Waterhouse U.S.A. group of companies which preceded the transaction with Ameritrade.
See the Bank’s fourth quarter 2006 News Release, dated December 8, 2006, for a discussion of items of note for the quarter, including analysis of results by quarter by business segment.

TABLE 12	QUARTERLY RESULTS
(millions of Canadian dollars)				2006				2005
	Quarter ended				Quarter ended
	October 31	July 31	April 30	January 31	October 31	July 31	April 30	January 31
Net interest income	$1,714	$1,623	$1,427	$1,607	$1,641	$1,563	$1,393	$1,411
Other income	1,580	1,665	1,691	1,797	1,442	1,535	1,517	1,395
Total revenues	3,294	3,288	3,118	3,404	3,083	3,098	2,910	2,806
Provision for (reversal of) credit losses	170	109	16	114	(15)	40	20	10
Dilution gain, net	-	-	(5)	1,564	-	-	-	-
Non-interest expenses	2,187	2,147	2,103	2,290	2,203	2,577	2,057	1,945
Provision for income taxes	175	235	244	220	253	12	213	221
Non-controlling interests	48	52	47	37	53	58	21	-
Equity in net income of associated company, net of income taxes	48	51	35	-	-	-	-	-
Net income - reported	762	796	738	2,307	589	411	599	630
Adjustments for items of note, net of income taxes	113	90	42	(1,472)	176	328	73	55
Net income - adjusted	875	886	780	835	765	739	672	685
Preferred dividends	5	6	6	5	-	-	-	-
Net income available to common shareholders - adjusted	$870	$880	$774	$830	$765	$739	$672	$685
(Canadian dollars)
Basic earnings per share
- reported	$1.05	$1.10	$1.02	$3.23	$.83	$.58	$.87	$.96
- adjusted	1.21	1.22	1.10	1.16	1.08	1.04	1.00	1.04
Diluted earnings per share
- reported	1.04	1.09	1.01	3.20	.82	.58	.86	.95
- adjusted	1.20	1.21	1.09	1.15	1.06	1.04	1.00	1.04
Return on common shareholders’ equity	15.7%	16.8%	16.5%	55.4%	14.8%	10.4%	17.2%	19.5%
(billions of Canadian dollars)
Average earning assets	$321	$314	$318	$308	$304	$302	$279	$267
Net interest margin as a percentage of average earning assets	2.12%	2.05%	1.84%	2.07%	2.14%	2.05%	2.05%	2.10%

TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Management’s Discussion and Analysis    23

BUSINESS SEGMENT ANALYSIS
Business Focus

For management reporting purposes, the Bank’s operations and activities are organized around the following operating business segments: Canadian Personal and Commercial Banking, U.S. Personal and Commercial Banking, Wholesale Banking and Wealth Management.

Canadian Personal and Commercial Banking comprises the Bank’s personal and business banking business in Canada as well as the Bank’s global insurance operations (excluding the U.S.). Operating in Canada under the TD Canada Trust brand, the retail operations provide a full range of financial products and services to approximately 11 million personal and small business customers. Products and services are provided - anywhere, anytime -through telephone and internet banking, more than 2,400 automated banking machines and a network of 1,017 branches located across Canada. TD Commercial Banking serves the needs of medium-sized Canadian businesses, customizing a broad range of products and services to meet their financing, investment, cash management, international trade and day-to-day banking needs. Under the TD Insurance and TD Meloche Monnex brands, the Bank offers in Canada a broad range of insurance products, including home and automobile coverage, life and health insurance, as well as credit protection coverage on TD Canada Trust lending products.

U.S. Personal and Commercial Banking. The Bank’s approximate 57% ownership of TD Banknorth serves as the focal point of our personal and commercial banking operations in the U.S. TD Banknorth provides financial services to more than 1.5 million households in the Northeastern and mid-Atlantic regions of the U.S. Headquartered in Portland, Maine, the business comprises commercial banking, insurance agency, wealth management, mortgage banking and other financial services. TD Banknorth distributes products and services through a network of 584 branches and 754 automated banking machines. The Bank’s U.S. Personal and Commercial banking operations will expand with the proposed acquisition of Interchange Financial Services Corporation in 2007. This acquisition will add approximately US $1.3 billion of tangible assets and US $1.2 billion of deposits in the New Jersey area.

Wholesale Banking serves a diverse base of corporate, government and institutional clients in key financial markets around the world. Under the TD Securities brand, Wholesale Banking provides a wide range of capital markets and investment banking products and services that include: underwriting and distribution of new debt and equity issues, providing advice on strategic acquisitions and divestitures, and executing daily trading and investment needs.

Wealth Management provides a wide array of investment products and services through different brands to a large and diverse retail and institutional global client base. Wealth Management is one of the largest in Canada, based on market share of assets, and comprises a number of advisory, distribution and asset management businesses, including TD Waterhouse and TD Mutual Funds. Through Wealth Management’s discount brokerage channels, it serves customers in Canada, the U.S. and the United Kingdom. In Canada, discount brokerage, financial planning and private client services cater to the needs of different retail customer segments through all stages of their investing life cycle. TD Mutual Funds jumped to fourth from the number six position in industry ranking and has been number two in net sales in long-term mutual funds for four years in a row. At the end of the year, Wealth Management had assets under administration of $160 billion and assets under management of $151 billion.
On January 24, 2006, the Bank closed the transaction involving the sale of its U.S. brokerage business, TD Waterhouse U.S.A. to Ameritrade. In connection with the transaction, TD Waterhouse Canada acquired 100% of Ameritrade’s Canadian brokerage operations.
The Bank’s other business activities are not considered reportable segments and are, therefore, grouped in the Corporate segment. The Corporate segment includes activities from the non-core lending portfolio, effects of asset securitization programs, treasury management, general provisions for credit losses, elimination of taxable equivalent adjustments, corporate level tax benefits, and residual unallocated revenues, expenses and taxes. The non-core portfolio represents lending accounts where the Bank determined the risk-return relationship was unsatisfactory. As a result, the Bank has substantially wound down this portfolio.
Results of each business segment reflect revenues, expenses, assets and liabilities generated by the businesses in that segment. The Bank measures and evaluates the performance of each segment based on adjusted earnings where applicable, and for those segments, the Bank notes that the measure is adjusted. For further details see the “How the Bank Reports” section. For information concerning the Bank’s measures of economic profit and return on invested capital, see page 14. Segmented information also appears in Note 24 to the Bank’s Consolidated Financial Statements.
Net interest income, primarily within Wholesale Banking, is disclosed on a taxable equivalent basis (TEB), which means the value of non-taxable or tax-exempt income, such as dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB adjustment reflected primarily in the Wholesale Banking segment’s results is eliminated in the Corporate segment.

The “Economic Outlook” and “Business Outlook and Focus for 2007” sections provided on the following pages are based on the Bank’s views and the actual outcome is uncertain. For more information, see the “Caution regarding forward-looking statements” on page 11 and the ”Risk Factors That May Affect Future Results” section.

24    TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Management’s Discussion and Analysis

TABLE 13	RESULTS BY SEGMENT
	Canadian Personal and			U.S. Personal and					Wealth
	Commercial Banking			Commercial Banking		Wholesale Banking			Management			Corporate
(millions of
Canadian dollars)	2006	2005	2004	2006	2005	2006	2005	2004	2006	2005	2004	2006	2005	2004
Net interest income (loss)	$4,879	$4,342	$4,154	$1,290	$705	$479	$977	$1,581	$377	$643	$492	$(654)	$(659)	$(454)
Other income	2,573	2,361	2,066	490	299	1,792	1,011	615	1,883	2,103	2,098	1,554	115	104
Total revenue	7,452	6,703	6,220	1,780	1,004	2,271	1,988	2,196	2,260	2,746	2,590	900	(544)	(350)
Provision for (reversal of) credit losses	413	373	373	40	4	68	52	41				(112)	(374)	(800)
Non-interest expenses	4,086	3,773	3,650	1,087	549	1,312	1,325	1,289	1,575	2,083	2,047	667	1,052	1,021
Income before provision for income taxes	2,953	2,557	2,197	653	451	891	611	866	685	663	543	345	(1,222)	(571)
Provision for (benefit of) income taxes	987	855	747	222	161	262	189	278	242	231	191	(839)	(737)	(413)
Non-controlling interests in subsidiaries, net of income taxes	-	-	-	195	132	-	-	-	-	-	-	(11)	-	-
Equity in net income of associated company, net of income taxes	-	-	-	-	-	-	-	-	147	-	-	(13)	-	-
Net income - reported	1,966	1,702	1,450	236	158	629	422	588	590	432	352	1,182	(485)	(158)
Items of note, net of income taxes	-		-	19	-	35	129	-	-	-	-	(1,281)	503	253
Net income - adjusted	$1,966	$1,702	$1,450	$255	$158	$664	$551	$588	$590	$432	$352	$(99)	$18	$95
(billions of Canadian dollars)
Risk-weighted assets	$65	$58	$57	$32	$25	$34	$33	$30	$5	$9	$9	$5	$4	$5

ECONOMIC SUMMARY AND OUTLOOK
The Canadian economy turned in a healthy performance over our fiscal year 2006. The strength was concentrated in the domestic sector, with consumer spending being supported by a 30-year low unemployment rate and solid wage gains. Business investment advanced quickly, reflecting solid corporate profit growth and declining costs for imported machinery and equipment when priced in Canadian dollars. The main factor holding back economic growth was the sustained high exchange rate that dampened exports and led to significant job losses in the manufacturing sector. The robust domestic economy led the Bank of Canada to raise rates seven times before moving to the sidelines in the summer of 2006, with the result that interest rates appear to have peaked at low levels by historical standards.
The U.S. economy expanded at a solid pace in 2006, but economic and financial conditions became less supportive to banking activities over the course of the year. Concerns about the risk of inflation encouraged the U.S. Federal Reserve to lift its benchmark Federal funds rate to 5.25%, resulting in a sustained inversion in the U.S. yield curve that acted as a key catalyst to cooling the overheated U.S. housing markets. As a consequence, economic growth has slowed heading into 2007.
Looking ahead, the dominant theme for the coming year is the lagged fallout from the U.S. housing-led economic slowdown that will, in turn, dampen economic conditions in Canada. However, we do not believe that the U.S. economy is headed for a recession. The improvement in assets and liabilities on corporate balance sheets, as well as continued fierce global competition, will likely encourage further business investment. U.S. exports are expected to be boosted by the weaker U.S. dollar and the U.S. government shows no signs of restricting its spending. The weakness in the consumer sector should also be limited by the continuation of low unemployment, further wage gains and lower energy prices. As a result, U.S. economic growth is forecast to average 2.1% over 2007, down from 3.5 per cent in 2006.
The weaker U.S. economy is expected to dampen Canadian exports, but the domestic Canadian economy is likely to remain robust. Consequently, Canadian economic growth is forecast to slow to an average pace slightly above 2% in fiscal 2007. The Canadian labour market is expected to remain strong, but the pace of job creation will likely moderate. There is a major regional dimension to the outlook, with Western Canada outperforming and Central Canada underperforming the national average. We expect the Bank of Canada to lower interest rates in the Spring of 2007. Bond yields have largely priced in the weaker economic conditions, suggesting that the downside to long-term interest rates is limited. The Canadian dollar is expected to average between 85 and 90 U.S. cents, with the currency being constrained by a pullback in commodity prices but supported by a weakening in the U.S. dollar.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Management’s Discussion and Analysis    25

BUSINESS SEGMENT ANALYSIS

Canadian Personal and Commercial Banking

$1,966
(millions of Canadian dollars)
Net income

$2,000
1,500
1,000
500
0
04
05
06

54.8%
(percent)
Efficiency ratio

60%
50
40
30
20
10
0
04
05
06

$1,303
(millions of Canadian dollars)
Economic profit

$1,500
1,000
500
0
04
05
06

Revenues

(millions of Canadian dollars)	2006	2005[2]	2004
Insurance, net of claims	**$ 911**	$ 835	$ 659
Real estate secured lending	**1,103**	912	815
Business banking	**1,538**	1,441	1,308
Consumer lending	**1,460**	1,262	1,190
Personal deposits	**2,199**	2,000	1,988
Other[1]	**241**	253	260
Total	**$7,452**	$6,703	$6,220

[1] Other revenue includes internal commissions on sales of mutual funds and other Wealth Management products, fees for foreign exchange, safety deposit box rentals and other branch services.

BUSINESS HIGHLIGHTS
•    Achieved revenue growth of 11%, on higher deposit margins and volume growth across most products.
•    Entered the non-prime lending market through the acquisition of VFC in April 2006.
•    Increased sales and service capacity through investments in infrastructure, process improvements and opening of 31 new branches.
•    Captured the #1 market share position in personal term deposits and #2 position in Small Business Lending for loans <$250 thousand while maintaining our #1 market share presence in personal lending and non-term deposits.
•    Achieved continued recognition as an industry leader in customer service excellence with distinctions that included:
  - #1 ranking in overall customer satisfaction among the big-five Canadian banks by J.D. Power and Associates1.
  - #1 ranking in overall customer service quality amongst the big-five Canadian banks by market research firm Synovate2 for the second consecutive year.
  - Recognized as the only financial institution in the Top 10 Best Managed Canadian Brands Survey in 20063.

CHALLENGES IN 2006
•    Despite overall margin improvement, competitive pricing and customer preference for more traditional fixed-rate mortgages and higher-yield deposit products resulted in select product margin compression.
•    Expanding competition from financial institutions other than the big-five banks, in residential mortgages, high-yield savings accounts and term deposits.
•    Business Banking and Insurance - Hiring challenges, especially in customer-facing roles, to keep pace with business growth opportunities.

INDUSTRY PROFILE
The personal and business banking business environment in Canada is very competitive among the five large banks with some strong regional players. The competition amongst the largest banks, combined with expanding presence of niche players, makes it difficult to sustain market share gains and distinctive competitive advantages over the long-term. Increasing customer sophistication and evolving preferences create challenges for new products to satisfy customer needs in a convenient, cost effective manner. In addition to outstanding customer service, continued success is contingent upon disciplined risk management practices and expense management. The Canadian property and casualty insurance industry features a relatively large number of participants with limited market share. The past few years have seen reduced claim costs as a percentage of premiums, leading to increases in profitability after an industry cyclical low in 2002. The life and health insurance industry in Canada and the reinsurance market internationally are more consolidated featuring a few large players.

OVERALL BUSINESS STRATEGY
The strategy for Canadian Personal and Commercial Banking has remained consistent for five years:
•    Be known for a superior customer experience.
•    Generate super-growth in underrepresented businesses.
•    Sustain a healthy gap between revenue and expense growth.
•    Deliver top tier performance through consistent double-digit earnings growth.
•    Be recognized as a great place to work.

REVIEW OF FINANCIAL PERFORMANCE
Canadian Personal and Commercial Banking reported record earnings in 2006. Net income of $1,966 million for the year increased by $264 million, or 16%, from the prior year. Return on invested capital increased from 23.1% last year to 25.2% in 2006 as earnings growth exceeded the 6% growth in average invested capital. Canadian Personal and Commercial Banking contributed strongly to shareholder value by generating economic profit of $1.3 billion during the year, an improvement of $265 million, or 26%, over last year.
Revenue grew by $749 million, or 11%, over last year, mainly due to strong net interest income and fee growth. The acquisition of VFC contributed $47 million to revenue growth. The main contributors to organic revenue growth were strong, broad-based volume growth across most products and deposit-driven margin improvements from the higher interest rate environment. Higher transaction-based fees, overall deposit and credit card account growth, and competitive repricing initiatives also contributed significantly to revenue growth. These areas of growth were partially offset by competitive pricing in real estate secured lending and commercial deposits products, the impact of higher interest costs on credit cards and the scheduled wind-down of a contractual agreement to administer a lending portfolio on behalf of the Government of British Columbia.
As compared with last year, real estate secured lending average volume (including securitizations) grew by $11 billion, or 10%, credit card lending volume grew by $0.7 billion, or 18%, and personal deposit volume grew $5 billion or 5%. Business deposits grew by $4 billion, or 11%, and originated gross insurance premiums grew by $185 million or 9%. Personal loans grew by $113 million, or 1%, and business loans and acceptances grew by $1 billion or 7%. The VFC acquisition added $281 million in lending volume.
Margin on average earning assets increased from 2.96% last year to 3.04%. The acquisition of VFC contributed 0.02% to the margin improvement. Margins widened on deposits, particularly in the high-yield savings product, as interest rates increased in the first half of the year. This growth was moderated somewhat by a customer shift into lower-yield deposit products. The increased volume of lower margin real estate secured lending as a proportion of earning assets partially offset the overall margin improvement.

1 J.D. Power and Associates is a global marketing information services firm operating in key business sectors, including market research, forecasting, consulting, training and customer satisfaction. The result was based on responses from 12,053 Canadian retail banking customers and the study includes all the largest financial institutions - banks and credit unions in Canada. Across the industry, overall banking satisfaction is determined based on six factors. These are (in order of importance): transaction methods; account setup and product offerings; facility; account statements; fees; and problem resolution.
2 The Synovate results come from a survey which took place July 14 to August 15, 2006, using a nationally representative sample of more than 16,000 customers at banks and other financial institutions across the country. Known as the Customer Service Index, the survey has been conducted by Synovate annually since 1987.
3 The survey asked a total of 1,000 business executives, senior managers and professionals to rate brands that are either Canadian-owned, or created in Canada. Conducted online, the survey was performed by The Strategic Counsel, in partnership with Cundari SFP, one of North America’s leading design and branding agencies and Canadian Business magazine.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Management’s Discussion and Analysis    27

Provision for credit losses (PCL) increased by $40 million, or 11%, compared with last year. The acquisition of VFC accounted for $18 million of the PCL increase. Commercial and small business PCL was $21 million for the year, up $2 million, compared with the prior year, on lower business loan recoveries, and reversals, and higher write-offs. Personal PCL, excluding VFC, of $374 million was $20 million higher than last year, mainly due to robust credit card volume growth in 2006 and higher write-offs on personal loans. PCL as a percent of lending volume was at 0.25%, unchanged from last year.
Expenses increased by $313 million, or 8%, compared with last year. The VFC acquisition accounted for $14 million of the expense growth. Higher employee compensation and investments in new branches and infrastructure contributed to the increase in expenses. The VFC acquisition added 148 employees on a full-time equivalent (FTE) basis to average staffing levels compared with last year. Average staffing levels increased by 382 FTEs from last year as a result of the new branch openings and an expanded sales force. The efficiency ratio for the year was 54.8%, a 150bps improvement over last year.

TABLE 14	CANADIAN PERSONAL AND COMMERCIAL BANKING
(millions of Canadian dollars)	2006	2005	2004
Net interest income	$4,879	$4,342	$4,154
Provision for credit losses	413	373	373
Other income	2,573	2,361	2,066
Non-interest expenses	4,086	3,773	3,650
Income before provision for income taxes	2,953	2,557	2,197
Provision for income taxes	987	855	747
Net income - reported	1,966	1,702	1,450
Item of note, net of income taxes	-	-	-
Net income - adjusted	$1,966	$1,702	$1,450
Selected volumes and ratios
Average loans and acceptances (billions of Canadian dollars)	$128	$117	$110
Average deposits (billions of Canadian dollars)	$132	$124	$116
Economic profit (millions of Canadian dollars)	$1,303	$1,038	$810
Return on invested capital	25.2%	23.1%	20.4%
Efficiency ratio	54.8%	56.3%	58.7%
Margin on average earning assets[1]	3.04%	2.96%	3.05%

1 Including securitized assets.

KEY PRODUCT GROUPS

Personal Banking
•    Personal Deposits - Despite an increasingly competitive market with a number of new entrants, the Bank improved upon its leading market share position in 2006, outpacing the industry on the strength of Chequing and Term growth while maintaining Savings volumes. The continued focus on active chequing accounts resulted in 4% annual growth.
•    Consumer Lending - Volumes, excluding credit cards, were relatively unchanged and reflected underlying core portfolio growth that offset the scheduled wind-down of the Insurance Company of British Columbia financing program. Credit card purchase volume and outstanding balances increased 15% and 18%, respectively, over the previous year.
•    Real Estate Secured Lending - The strong housing market drove growth in new business, while customer retention continued to improve, exceeding last year’s record highs. Volume growth was slightly below estimated industry growth in a highly competitive environment.

Business Banking
•    Small Business Banking & Merchant Services - Customer focus drove 5% growth in net new deposit accounts and new borrowers in 2006.
•    Commercial Banking - The continuation of a favourable credit environment and investment in customer-facing resources and the sales footprint resulted in stronger loan volumes and growth in borrowers. Strong Commercial deposit growth continued, exceeding the growth rate achieved in 2005. The recent trend of favourable loan losses persisted this year with losses continuing below historic norms, similar to the levels of 2005.

Insurance
•    TD Meloche Monnex aims to be the benchmark in the personal automobile and home insurance industry in Canada. Premiums grew 7% over 2005, retaining our #1 direct writer and #3 personal lines market share positions. The loss ratio increased slightly from 68.6% in 2005 to 69.3% in 2006 on continued sound underwriting practices and stable claims frequency. Loss rates increased on regulatory and competitive driven premium rate reductions and inflation-related increase in claims costs.
•    TD Life Group is the leading provider of critical illness insurance in Canada with over 400,000 customers covered.

28    TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Management’s Discussion and Analysis

ECONOMIC OUTLOOK
•    Economic conditions should remain favourable to personal and commercial banking, but loan and deposit growth is likely to be softer than in recent years.
•    Personal deposits are expected to be supported by healthy growth in personal disposable income. Term deposits are likely to outperform core deposits, reflecting the impact of the past rate hikes by the Bank of Canada.
•    A cooling in Canadian housing markets will likely temper mortgage growth. Nevertheless, the pace of increase should remain solid and home equity loans (HELOCs) will likely outperform traditional mortgages.
•    Consumer spending is expected to slow, particularly on big ticket items. This is expected to slow growth in personal loans, but credit card loans should continue to rise at a brisk pace.
•    Commercial deposits will likely be affected by slower profit growth, but they should still rise. Term deposits are expected to rise faster than core deposits.
•    Business investment is expected to remain strong, maintaining demand for commercial loans but at a slower pace than in 2006. Higher business inventories and more moderate profit growth may also prove supportive to commercial borrowing, while lower business confidence will likely result in a partial offset.
•    Personal and commercial banking conditions are likely to prove strongest in Western Canada.

BUSINESS OUTLOOK AND FOCUS FOR 2007
The outlook for revenue growth continues to be strong although it will moderate slightly from last year’s growth on a more stable interest rate outlook. Volume growth is expected to be comparable to last year although it is susceptible to a U.S.-led economic downturn. Revenue growth will benefit from continued investments in marketing, simplified front-line processes, employee expertise to continue to build upon sales capacity, productivity improvements and new branch investments made in the last few years. PCL rates are expected to remain stable as actual credit provisions increase as a result of last year’s robust credit card growth, the full year impact of VFC, a moderation in business loan recoveries and overall volume growth. Expense growth will be lower relative to last year with continued investments in new branches, people, systems and infrastructure to maintain momentum in revenue growth. Canadian Personal and Commercial Banking remains committed to sustaining a healthy gap between revenue and expense growth. Key priorities for 2007 are as follows:
•    Expand on our industry-leading customer service levels through continued investments in employee training and development programs.
•    Leverage our strong employee base through a caring performance-based culture.
•    Drive business solutions faster through simplified business processes and technology.
•    Focus and entrench community spirit and involvement at all levels within the organization.
•    Continue to develop relationships with more Canadians and deepen relationships with our existing customers and grow under-penetrated businesses.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Management’s Discussion and Analysis    29

BUSINESS SEGMENT ANALYSIS

U.S. Personal and Commercial Banking

Operating under the TD Banknorth brand name, U.S. Personal and Commercial Banking offers a full range of banking services and products, including commercial, consumer, wealth management and insurance agency services.

$236
(millions of Canadian dollars)
Net income
$250
200
150
100
50
0
05
06

61.1%
(percent)
Efficiency ratio
70%
60
50
40
30
20
10
0
05
06

$(239)
(millions of Canadian dollars)
Economic loss
$0
-50
-100
-150
-200
-250
05
06

Revenues

(millions of Canadian dollars)	2006	2005[1]
Commercial real estate lending	$ 644	$ 299
Residential real estate lending	186	136
Consumer lending (including home equity loans)	550	248
Commercial lending	562	196
Treasury/corporate	250	199
Insurance	62	38
Wealth management	74	45
Chequing and banking fees	264	141
Less: unallocated interest expense	(812)	(298)
Total	**$1,780**	$1,004

Assets[1]

(millions of Canadian dollars)	2006	2005
Residential mortgages	$ 3,164	$ 3,632
Consumer loans	8,347	6,984
Business and government loans	17,186	12,555
Investment securities	5,070	5,263
Other assets	3,303	2,425
Total	**$37,070**	$30,859

[1] Excluding all goodwill and other intangibles.

BUSINESS HIGHLIGHTS
•    Reported net income was $236 million for the year. Adjusted net income was $255 million for the year resulting in a return on invested capital of 4.6%.
•    Closed on the acquisition of Hudson on January 31, 2006 and converted Hudson’s customers to TD Banknorth’s systems in May 2006. At the time of acquisition, Hudson had total loans of $6 billion and total deposits of $8 billion.
•    Launched our “Bank Freely” marketing campaign in the mid-Atlantic region to increase awareness of the TD Banknorth brand.
•    For 2006, total loans averaged $27 billion, total deposits averaged $30 billion and the margin on average earning assets was 3.97%.

CHALLENGES IN 2006
•    Margin compression related to increasing short-term interest rates and the continued flattening of the yield curve.
•    Retaining/growing core deposits.
•    Slowing commercial loan growth.
•    Loan write-off rates increasing from historically low levels in recent years.

INDUSTRY PROFILE
The personal and commercial banking industry in the U.S. is very competitive in all areas of the business. TD Banknorth is subject to vigorous competition from other banks and financial institutions, including savings banks, finance companies, credit unions and other providers of financial services, such as money market mutual funds, brokerage firms, consumer finance companies and insurance companies. TD Banknorth is one of the largest financial institutions located in the Northeastern U.S., but the competition includes banks and other financial institutions with larger branch networks, a wider array of commercial banking services and substantially greater resources. Keys to profitability are attracting and retaining customer relationships over the long-term, effective risk management, rational product pricing, the use of technology to deliver products and services for customers anytime/anywhere, growing fee-based businesses and the effective control of operating expenses.

OVERALL BUSINESS STRATEGY
•    Deliver superior customer service across all channels.
•    Increase market recognition of the TD Banknorth brand.
•    Focus on organic growth, particularly in core chequing accounts, commercial and small business loans, and fee-based product groups.
•    Maintain strong asset quality and expense discipline.
•    Over the long term, continue the acquisition strategy throughout the New England area and other niche areas of the U.S.

REVIEW OF FINANCIAL PERFORMANCE
U.S. Personal and Commercial Banking reported net income and adjusted net income of $236 million and $255 million, respectively. The item of note, excluded from adjusted earnings, was the Bank’s share of a $52 million loss before tax ($34 million after-tax) on the sale of $3 billion of investment securities as part of a balance sheet restructuring designed to mitigate the interest rate risk associated with the investment portfolio. Adjusted net income increased $97 million from the prior year which included only seven months of operating results. In addition to a full year of operating results, the increase was due to the acquisition of Hudson on January 31, 2006. The benefits of these two factors were partially offset by margin compression, higher provisions for credit losses, and higher merger and consolidation costs. The annualized return on invested capital was 4.6% and the economic loss was $239 million.
Reported revenues were $1,780 million, an increase of $776 million, or 77%, from 2005. Adjusted revenues were $1,832 million, which excludes the $52 million before-tax loss ($34 million after-tax) related to the balance sheet restructuring charge, an increase of $828 million, or 82%, from 2005. The increase was primarily due to the full year of results and the acquisition of Hudson. Margin on average earning assets decreased from 4.11% in 2005 to 3.97% in 2006 due primarily to competition for loans and deposits, a flat yield curve and low-cost deposits comprising a smaller share of total deposits. Competition for loans and deposits has been high all year and growth rates have slowed.
Provision for credit losses was $40 million, up sharply from the prior year. Although asset quality remains very strong, write-offs increased during the year as net write-offs in the previous year were very low.
Expenses were $1.09 billion, an increase of $538 million over the prior year due to the full year of results, the acquisition of Hudson, and increased merger and consolidation costs. The average FTE staffing level was 8,483, compared with 7,284 last year mainly due to the acquisition of Hudson. The efficiency ratio for the year was 61.1%, compared with 54.7% in the prior year. The higher efficiency ratio was primarily due to lower revenues as a result of margin compression, increased advertising spending, and higher merger and consolidation costs.
On April 13, 2006, TD Banknorth announced that it had entered into a definitive agreement to acquire Interchange Financial Services Corporation (Interchange) for approximately U.S. $480 million in cash. Interchange has 30 bank branches in New Jersey. The acquisition is anticipated to close in January 2007.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Management’s Discussion and Analysis    31

TABLE 15	U.S. PERSONAL AND COMMERCIAL BANKING
(millions of Canadian dollars)	2006	2005[1]
Net interest income	$1,290	$705
Provision for credit losses	40	4
Other income	490	299
Non-interest expenses	1,087	549
Income before provision for income taxes	653	451
Provision for income taxes	222	161
Non-controlling interests in subsidiaries	195	132
Net income - reported	236	158
Items of note, net of income taxes[2]	19	-
Net income - adjusted	$255	$158
Selected volumes and ratios
Average loans and acceptances (billions of Canadian dollars)	$27	$24
Average deposits (billions of Canadian dollars)	$30	$27
Economic loss (millions of Canadian dollars)	$(239)	$(105)
Return on invested capital	4.6%	5.4%
Return on tangible common equity[3,4]	29.0%	29.3%
Efficiency ratio - reported	61.1%	54.7%
Efficiency ratio - adjusted	62.9%	54.7%
Margin on average earning assets	3.97%	4.11%

1 For the seven month period March 1, 2005 to September 30, 2005.
2 Items of note, net of income taxes include the following: 2006 - $19 million related to Balance Sheet restructuring charge.
3 Return on tangible equity is as reported by TD Banknorth on a stand alone basis.
4 2005 return on tangible common equity is based on TD Banknorth’s 2005 full fiscal year results as reported by TD Banknorth on a stand alone basis.

KEY PRODUCTS GROUPS
Community Banking
Community Banking offers a broad range of banking services and products to individuals, business and governments through branches, telephone banking and internet banking channels. Products and services include loans and loan-related services for commercial real estate, commercial businesses, residential real estate and consumers, as well as a full array of deposit products to individuals, businesses and governments, including chequing, savings, money-market, term investment, merchant services and cash management products designed to meet the needs of the customer.
The Community Banking gross revenues which comprise the majority of TD Banknorth’s revenues, amounted to $2.5 billion on average loans of $27 billion and average deposits of $30 billion. The acquisition of Hudson, chequing and banking fees, and strong asset quality had a favourable impact on the performance.

Wealth Management and Investment Advisory Services
Wealth Management delivers wealth advisory, investment management and investment advisory services to both individuals and businesses. Wealth Management revenues amounted to $74 million for the year, compared with $45 million for the seven months ended September 30, 2005. Wealth Management had total assets under management (including both discretionary and custodial investments) of $17.3 billion at September 30, 2006, compared with $16.7 billion at September 30, 2005.

Insurance Agency
Insurance Agency provides insurance products and services to individuals and businesses including Home Owners, Automobile, Property and Casualty and Employee Benefits and is one of the leading insurance agencies in the Northeastern U.S. Insurance Agency revenues, which are predominantly commissions earned on sales of insurance products, amounted to $62 million for the year, compared with $38 million for the seven months ended September 30, 2005.

ECONOMIC OUTLOOK
•    The U.S. economy is expected to experience a mid-business cycle slowdown in the coming quarters, and the U.S. Northeast is likely to participate in this moderation.
•    The weakness is likely to be concentrated in housing and consumer spending, implying softer demand for mortgage loans and personal loans.
•    Continued tight labour markets are expected to keep personal income growth at a pace higher than inflation.
•    Business revenues are likely to be constrained by weaker economic conditions, impacting commercial deposit growth.
•    Investment in machinery and equipment is expected to slow, but remain solid. The more difficult economic times may boost demand for inventory financing.
•    The economic weakness is expected to pass and conditions are expected to firm over the course of 2007. This should lead to economic conditions that are more supportive to banking in the final quarters of 2007 and in 2008.

BUSINESS OUTLOOK AND FOCUS FOR 2007
TD Banknorth expects to build on its strengths of providing superior customer service and fast, local decision making. Net interest margins are expected to remain under pressure until the yield curve steepens. Credit loss provisions are still low by historic standards and are expected to increase to approximately $17 million per quarter. Fee income and operating expenses are expected to grow modestly. The goal of U.S. Personal and Commercial Banking is to achieve consistent earnings growth over time. Key priorities for 2007 are:
•    Subject to closing, integration of Interchange into the TD Banknorth organization and complete rebranding of all Interchange locations and attainment of post acquisition revenue growth and cost reduction targets.
•    Regain momentum in organic growth of commercial loans and core deposits, while keeping strong credit quality and competitive pricing.
•    Manage expenses to support positive operating leverage.
•    Improve efficiency by streamlining key business processes.
•    Optimization of the branch network.

32    TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Management’s Discussion and Analysis

BUSINESS SEGMENT ANALYSIS

Wholesale Banking

$2,271
(millions of Canadian dollars)
Total revenue

$2,500
2,000
1,500
1,000
500
0
04
05
06

$629
(millions of Canadian dollars)
Net income

$700
600
500
400
300
200
100
0
04
05
06

$34
(billions of Canadian dollars)
Risk-weighted assets

$40
30
20
10
0
04
05
06

Revenues

(millions of Canadian dollars)	**2006**	2005	2004
Corporate banking	**$ 287**	$ 266	$ 303
Investment banking and capital markets	**1,621**	1,467	1,594
Equity investments	**363**	255	299
Total	**$2,271**	$1,988	$2,196

BUSINESS HIGHLIGHTS
•    Reported earnings up 49%, and adjusted earnings up 21%, from last year.
•    Return on invested capital of 28%, compared to 22% in previous year.
•    Making progress towards being a top 3 dealer in Canada:
      - #1 in equity block trading.
   - #1 in fixed-income trading.
   - #2 in fixed-income underwriting.
   - #3 in equity underwriting (full credit to bookrunner).
   - #3 in mergers and acquisitions (among Canadian peers).
•    Realized strong security gains in the equity investment portfolio while also increasing the unrealized gains from the prior year.
•    Completed the restructuring of the global structured products businesses.
•    Continued to maintain a low credit risk profile.

CHALLENGES IN 2006
•    Completion of restructuring activities in the global structured products businesses had a negative impact on earnings.
•    Tightening lending margins.
•    Reducing run rate costs while maintaining business momentum and operational excellence.

INDUSTRY PROFILE
The wholesale banking sector in Canada is a mature market with intense competition from the Canadian banks, the large global investment banks and, to a lesser extent, small niche investment banks and dealers. In order to compete effectively, it is necessary to offer a complete package of solutions and products, with credit often being a key component of a relationship. Additionally, it is necessary to offer international expertise in order to service the Canadian based international corporate client base. There are increasing opportunities for a Wholesale Bank that offers innovative solutions and ideas which span across products and regions.

OVERALL BUSINESS STRATEGY
•    Become a top 3 dealer in Canada:
   - Protect the #1 market share rankings in equity block and fixed income trading and #2 market share ranking in fixed-income underwriting.
   - Increase share of equity underwriting and merger & acquisitions industry revenues.
   - Prudently extend credit to support top 3 initiative and continue to hold credit default swap protection.
   - Continue to support domestic franchise with niche product and service offerings in the U.S., Europe and Asia.
•    Grow proprietary trading in scalable and liquid markets.
•    Achieve an attractive rate of return on the equity investment portfolio over a medium to long-term holding period.

REVIEW OF FINANCIAL PERFORMANCE
Reported net income was $629 million in 2006, an increase of $207 million from $422 million in the previous year. Adjusted net income was $664 million in 2006, an increase of $113 million from $551 million in the previous year.
The return on invested capital for 2006 was 28%, compared with 22% in the previous year. Economic profit for the year was $390 million compared with an economic profit of $229 million in 2005.
Wholesale Banking revenue is derived primarily from investment banking and capital markets, investing and corporate banking activities. Revenue for the year was $2,271 million, compared with $1,988 million in the previous year. Investment banking and capital markets revenues were higher than the previous year, which included a loss of $153 million related to the reduction of the estimated value and exit of certain structured derivatives portfolios. Excluding the $153 million loss in 2005, investment banking and capital markets revenues were flat year over year as strong trading revenue in foreign exchange and significant growth in equity commissions and merger and acquisitions revenue was offset by lower interest rate and credit trading and debt and equity underwriting revenues. Revenue from the equity investment portfolio increased due to higher security gains. Corporate banking revenue increased due primarily to growth of credit portfolio.
Provisions for credit losses were $68 million in 2006, an increase of $16 million from $52 million in 2005. Provisions for credit losses in the Wholesale Banking segment comprise allowances for loan losses and the accrual costs for credit protection. The change in market value of the credit protection, in excess of the accrual cost, is reported in the corporate segment. The accrual cost of credit protection in Wholesale Banking in 2006 was $48 million as compared to $52 million in 2005.
Wholesale Banking holds $2.9 billion in credit protection against the lending portfolio, a decrease of $0.3 billion from the end of last year. Wholesale Banking continues to proactively manage its credit risk through active management of the credit protection portfolio.
Risk-weighted assets of Wholesale Banking increased by $1 billion to $34 billion this year, primarily related to an increase in corporate lending exposures.
Expenses were $1,312 million, compared with $1,325 million in the previous year. The decrease related primarily to lower compensation expense, reflecting staff reductions from completion of the exit of the global structured products businesses and was partially offset by higher restructuring costs.

34    TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Management’s Discussion and Analysis

TABLE 16	WHOLESALE BANKING
(millions of Canadian dollars)	2006	2005	2004
Net interest income	$479	$977	$1,581
Provision for credit losses	68	52	41
Other income	1,792	1,011	615
Restructuring costs	50	43	(7)
Non-interest expenses	1,262	1,282	1,296
Income before provision for income taxes	891	611	866
Provision for income taxes	262	189	278
Net income - reported	629	422	588
Items of note, net of income taxes[1]	35	129	-
Net income - adjusted	$664	$551	$588
Selected volumes and ratios
Risk-weighted assets (billions of Canadian dollars)	$34	$33	$30
Economic profit (millions of Canadian dollars)	$390	$229	$278
Return on invested capital	27.9%	22.3%	24.7%
Efficiency ratio - reported	57.8%	66.6%	58.7%
Efficiency ratio - adjusted	55.6%	59.9%	58.7%

1 Items of note, net of income taxes include the following: 2006 - $35 million related to restructuring charge; 2005 - $100 million related to loss on structured derivative portfolios and $29 million related to restructuring charge.

KEY PRODUCT GROUPS

Investment Banking and Capital Markets
 Investment banking and capital markets revenues, which include advisory, underwriting, trading, facilitation and execution services, increased 10% from $1,467 million in 2005 to $1,621 million in 2006.

Equity Investments
•    The equity investment portfolio, comprised public and private equity, reported strong overall results in 2006 as revenue increased by 42% from $255 million in 2005 to $363 million. The increase was due to higher security gains.

Corporate Banking
•    Corporate banking, which includes corporate lending, trade finance and cash management services, had a revenue increase of 8% from $266 million in 2005 to $287 million in 2006. This increase was largely due to higher net interest income from correspondent banking deposits and higher lending volumes.

ECONOMIC OUTLOOK
•    Economic conditions are expected to support stable demand for capital market and investment services in 2007.
•    Corporate borrowing will likely be affected by lower business confidence. However, business investment is expected to remain robust and it may become increasingly difficult for companies to finance investment from internally-generated funds.
•    The continuation of relatively low interest rates should also be supportive for business borrowing.
•    Mergers and acquisitions may moderate, but the high cash holdings of many companies suggest that the level of activity will remain solid.
•    Credit conditions are expected to weaken slightly. However, the presence of strong corporate balance sheets should limit the trend.
•    Equity markets are unlikely to deliver the double digit gains recorded in recent years and bonds are expected to return low to mid single digit returns.

BUSINESS OUTLOOK AND FOCUS FOR 2007
In 2007, Wholesale Banking will continue to focus on domestic client relationships, expanding its product and service suite and operating with excellence. The segment is expected to deliver a strong return on invested capital in 2007 with a reduced risk profile achieved through the completion of repositioning of the exited businesses.
The domestic franchise benefited in 2006 from strong equity markets and a benign credit environment. Key priorities for 2007:
•    Continue the momentum of building a top 3 dealer franchise in Canada.
•    Seek opportunities to grow proprietary trading in scalable and liquid markets.
•    Maintain superior rate of return on invested capital.
•    Enhance the efficiency ratio through improved cost control.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Management’s Discussion and Analysis    35

BUSINESS SEGMENT ANALYSIS

Wealth Management

$151
(billions of Canadian dollars)
Assets under management[1]

$175
150
125
100
75
50
25
0
04
05
06

$160
(billions of Canadian dollars)
Assets under administration[2]

$350
300
250
200
150
100
50
0
04
05
06

$590
(millions of Canadian dollars)
Net income

$600
400
200
0
04
05
06

Revenues[3]

(millions of Canadian dollars)	2006	2005	2004
Discount brokerage	**$ 954**	$1,621	$1,611
Mutual funds	**512**	427	381
Private client group	**208**	187	167
Investment management	**143**	117	103
Private investment advice	**348**	333	291
Financial planning	**95**	61	37
Total	**$2,260**	$2,746	$2,590

[1] Assets under management: Assets owned by customers, managed by the Bank, where the Bank makes investment selections on behalf of the client (in accordance with an investment policy). In addition to the TD family of mutual funds, the Bank manages assets on behalf of individuals, pension funds, corporations, institutions, endowments and foundations. These assets are not reported on the Bank's Consolidated Balance Sheet.

[2] Assets under administration: Assets owned by customers where the Bank provides services of an administrative nature, such as the collection of investment income and the placing of trades on behalf of the clients (where the client has made their own investment selection). These assets are not reported on the Bank's Consolidated Balance Sheet. The decline in assets under administration in 2006 was mainly due to the sale of TD Waterhouse U.S.A. to Ameritrade.

[3] Certain revenues are presented net of internal transfers.

BUSINESS HIGHLIGHTS
•    Wealth management assets under management grew $21 billion, or 16%, over the prior year, mainly due to a combination of new sales and market appreciation. Assets under administration, excluding the impact of TD Waterhouse U.S.A., increased by $27 billion, or 20%, from 2005, primarily due to growth in the sales force, net new client assets gained and market growth.
•    Record net income of $590 million was 37% ahead of 2005, due to growth in all business lines.
•    TD Ameritrade and TD Waterhouse U.S.A. contributed earnings of $180 million for the year, compared with TD Waterhouse U.S.A. previous year earnings contribution of $108 million.
•    Canadian Wealth Management increased its client-facing advisors by 145, exceeding its target of 130.
•    TD Mutual Funds jumped to fourth from the number six position in industry ranking and has been number two in net sales in long-term mutual funds for four years in a row with $3.3 billion in net fund sales.
•    The discount brokerage operation introduced an active trader platform in Canada to target its frequent trading customers.
•    The investment in the under-penetrated businesses, consisting of the advice-based channels, showed excellent progress as record earnings were set in this channel through a combination of new advisors and growth in assets.
•    The United Kingdom operation was consistently profitable this year, after many years of losses, primarily due to new business gained through targeted acquisitions and strong cost controls.

CHALLENGES IN 2006
•    Price competition, in both Canada and the U.S., continued to negatively impact commission revenue. Increased trading volumes, improved spreads and growth in margin and deposit balances, more than offset the price declines.
•    Both Canadian and U.S. capital markets were unstable at various points in the year, due to investor concerns around the direction of interest rates, inflationary pressures, and in Canada, volatile commodity prices for energy and resources. The decline in the new issue market, due to these challenges, negatively affected revenue growth opportunities in our discount and full service brokerage operations.

INDUSTRY PROFILE
The wealth management industry in North America is large, diverse and very competitive. Profitability is dependent on price competition, the ability to attract and retain client assets and market stability. Revenue growth exceeding cost growth continues to be a key financial goal across the industry. Increasing operating leverage and scale continues to be a priority to drive earnings. Cost management is a critical success factor in the industry and consolidation within the asset management business continues. Key events in 2006 were:
•    The industry benefited from strong growth in long-term mutual fund sales and strong growth in assets in distribution channels. The large Canadian banks continue to exert ever-increasing influence on the mutual fund industry by leveraging their distribution networks.
•    In Canada and the U.S., discount brokerage revenues were hampered by intense price competition, which was partially offset by strong trading volumes.
•    Capital markets in North America were both buoyant and volatile during the year, creating short-term uncertainty for investors.

Longer-term trends for the wealth management industry are optimistic as benefits should be realized from an aging boomer population.

OVERALL BUSINESS STRATEGY
The strategy for Wealth Management has remained consistent for the last three years and is summarized as follows:
•    Develop an integrated asset-gathering, client-focused organization.
•    Continue to grow under-penetrated businesses at above average growth rates.
•    Leverage the wealth brands of TD Waterhouse and TD Mutual Funds as a premier, trusted advisor.
•    Develop a top tier continuum of products, services and solutions designed to meet the needs of each client segment.
•    Leverage technology to enhance the systems architecture supporting the customer experience and to increase operational efficiency.
•    Leverage the strong client referral relationship with Canadian Personal and Commercial Banking to ensure clients are serviced in the most appropriate distribution channel within Wealth Management.

REVIEW OF FINANCIAL PERFORMANCE
Wealth Management’s net income for 2006 was $590 million, compared with $432 million in 2005, an increase of 37% which came from the equity share in TD Ameritrade and growth across the Wealth businesses. The return on invested capital for the year was 20%, compared with 16% in 2005. The economic profit for 2006 was $257 million, a significant improvement of $141 million over 2005.
Total revenue decreased by $486 million from 2005 to $2,260 million, mainly due to the sale of TD Waterhouse U.S.A. to Ameritrade, partially offset by stronger results in the domestic businesses. Domestically, interest revenue grew due to higher margin balances and client deposits, and improvement in spreads. Other revenue growth in Canadian Wealth Management was a result of higher transaction revenue and higher mutual fund fees due to asset growth. Mutual fund management fees increased as a result of 17% asset growth and the shift in portfolio mix to higher earning fund classes, while growth in assets under administration generated improved results in private investment advice and financial planning. Discount brokerage revenues increased as a result of higher margin volumes and 37% higher trading volumes, partially offset by a decline in commission per trade.
Expenses were $1,575 million in 2006, a decrease of $508 million from 2005, primarily due to the sale of TD Waterhouse U.S.A. to Ameritrade. This reduction was partially offset by higher trailer payments to sellers of the Bank’s mutual funds and higher sales force compensation in private investment advice and financial planning. Efficiency ratio improved by 6.2% to 69.7% over the last year.
Assets under management of $151 billion at October 31, 2006 increased $21 billion, or 16%, from October 31, 2005 due to market growth and strong sales of mutual funds. The impact of market growth on assets under management was approximately 6%. Assets under administration totalled $160 billion at the end of the year, decreasing $155 billion, or 49%, from October 31, 2005, mainly due to the sale of TD Waterhouse U.S.A. to Ameritrade. The decline in assets under administration was partially offset by significant growth in domestic assets, mainly due to the addition of new assets in all businesses combined with market appreciation.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Management’s Discussion and Analysis    37

TABLE 17	WEALTH MANAGEMENT
(millions of Canadian dollars)	2006	2005	2004
Net interest income	$377	$643	$492
Other income	1,883	2,103	2,098
Non-interest expenses	1,575	2,083	2,047
Income before provision for income taxes	685	663	543
Provision for income taxes	242	231	191
Equity in net income of associated company, net of income taxes	147	-	-
Net income - reported	590	432	352
Items of note, net of income taxes	-	-	-
Net income (loss) - adjusted	$590	$432	$352
Selected volumes and ratios
Assets under administration (billions of Canadian dollars)	$160	$315	$279
Assets under management (billions of Canadian dollars)	$151	$130	$117
Economic profit (loss) (millions of Canadian dollars)	$257	$116	$25
Return on invested capital	19.5%	16.4%	13.0%
Efficiency ratio	69.7%	75.9%	79.0%

TABLE 18	WEALTH MANAGEMENT CANADA AND THE U.S.
(millions of Canadian dollars)	2006	2005	2004
Canadian Wealth	$410	$324	$252
TD Ameritrade / TD Waterhouse U.S.A.	180	108	100
Net income	$590	$432	$352

KEY PRODUCT GROUPS
TD Waterhouse Discount Brokerage
•    A leader in self-directed investing, serving customers in Canada, and the United Kingdom.
•    Canadian revenue increased by $88 million, compared with 2005, as higher commission and fee revenue from a 36% increase in trading volumes, combined with higher net interest income from higher margin and client deposit balances, more than offset the impact of lower commissions per trade. The decline in commissions per trade resulted from lower pricing strategies for the active trader segment.
•    Canadian expenses increased by $20 million, primarily due to higher clearing and compensation costs as a result of increased trading activity and continued investment in technology to support the active trader strategy.

TD Asset Management
•    TD Mutual Funds is the second largest bank-owned mutual fund family in Canada, based on market share of assets, with $49 billion in assets under management at October 31, 2006, an increase of 17% over 2005. TD Mutual Funds jumped to fourth from the number six position in industry ranking. Revenue growth of 20% resulted from this growth in assets. Expenses increased by $50 million, primarily due to the increase in trailer payments to sellers of the Bank’s funds. For the fourth year in a row, TD Mutual Funds was second in net sales in long-term mutual funds.
•    TD Investment Management is recognized as one of the largest money managers in the country. Services provided include investment management to pension funds, corporations, institutions, endowments and foundations, high net worth individuals and third-party distributors. Assets under management increased by 16% over 2005. Revenue increased by 22%, primarily due to the growth in assets.

Advice-based Businesses
•    TD Waterhouse Private Client Group includes trust services, private banking and private investment counsel. Increases in customer assets were responsible for a $20 million, or 11%, increase in revenue year over year. Expenses increased $12 million, or 9%, primarily due to growth in compensation levels for client-facing advisors due to higher revenues, and investment in technology to upgrade client-facing systems.
•    TD Waterhouse private investment advice provides full-service brokerage services to its retail customers throughout Canada. In 2006, growth in assets under administration resulted in a $15 million, or 5%, increase in revenues compared with 2005. Expenses grew 4%, over the prior year, reflecting increases in sales force compensation as a result of increases in commissionable revenues. Continued hiring of new and experienced investment advisors also contributed to the expense growth.
•    TD Waterhouse financial planning continues to grow its client-facing advisors with a 17% increase in the number of planners and a 42% increase in assets under administration in 2006. As a result, revenues increased $34 million, or 56%, in 2006 while expenses grew $20 million as the investment in growing the number of financial planners continues.

TD Ameritrade
•    Wealth Management includes the results of TD Ameritrade for approximately eight months of 2006. TD Ameritrade generated record net income, excluding investment gains, for its fiscal period ended September 30, 2006, driven by strong equity markets and higher margins.
•    Information on TD Ameritrade’s products and services is available in TD Ameritrade’s SEC filings on EDGAR at www.sec.gov/edgar.

38    TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Management’s Discussion and Analysis

ECONOMIC OUTLOOK
•    Money market and cash instruments will benefit from the past rate hikes by the Bank of Canada, but short-term interest rates are expected to fall slightly in 2007.
•    Bond yields are expected to remain in the low to mid single digit per cent range.
•    Corporate profit growth is expected to slow in response to an anticipated pullback in selected commodity prices and in reaction to modestly slower economic growth.
•    Strong corporate balance sheets should allow the majority of firms to bear slightly more challenging economic conditions and equity valuations generally look reasonable, both of which should limit any weakness in equities.
•    Trading volumes may temporarily rise on concerns over the future strength of the economy, but these worries should diminish over the course of the year.
•    Continued healthy personal income growth should be supportive to investment inflows in the coming year. Weaker economic conditions may encourage a temporary shift towards more defensive financial asset holdings.
•    Financial planning and wealth management should continue to benefit from an aging population.

BUSINESS OUTLOOK AND FOCUS FOR 2007
The outlook is favourable for continued revenue growth in 2007.
Key priorities for 2007 are:
•    Improve new client asset growth by increasing the number of client-facing advisors, both through competitive hiring and training programs for new and experienced advisors.
•    Focus on diversifying revenue stream to more stable sources such as fee-based products and net interest income, thereby placing less reliance on transactional volumes.
•    Ensure that revenue growth exceeds expense growth through disciplined control of costs.
•    Continue to grow our under-penetrated advice-based businesses by adding new advisors, assets and products.
•    Maintain the momentum in mutual funds by increasing fund sales in our retail branch and external channels.
•    Aggressively target the active trader client segment within discount brokerage, by capitalizing on our new technology platform and tailored pricing.
•    Ameritrade will focus on successfully completing the integration of TD Waterhouse U.S.A., continuing its shift toward asset-based revenues and aggressively managing costs.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Management’s Discussion and Analysis    39

BUSINESS SEGMENT ANALYSIS
Corporate

The Corporate segment includes activities from the non-core lending portfolio, effects of asset securitization programs, treasury management, general provisions for credit losses, elimination of taxable equivalent adjustments, corporate level tax benefits, and residual unallocated revenues, expenses and taxes.

Corporate segment results for 2006 reflected a reported net income of $1,182 million, compared with a reported net loss of $485 million in 2005. On an adjusted basis, Corporate had a net loss of $99 million for the year, compared with an adjusted net income of $18 million last year. This year-over-year decrease was driven by higher unallocated corporate expenses, securitization losses, a declining non-core lending portfolio and lower earnings on excess capital.
Included in the items of note was a $1,665 million after-tax dilution gain on the sale of TD Waterhouse U.S.A. to Ameritrade, partially offset by a $72 million after-tax dilution loss related to the acquisition of Hudson by TD Banknorth. Also included in the results was a general allowance release which was $25 million ($16 million after-tax) higher than in 2005, which more than offset the initial set up of the specific allowance for credit card and overdraft loans of $28 million ($18 million after-tax), that resulted from a change in the provisioning methodology applied by the Bank. The negative impact of scheduled reductions in the income tax rate resulted in a decrease of $24 million in future tax assets. Amortization of intangibles was lower by $41 million ($38 million after-tax). Corporate reported a $16 million ($10 million after-tax) lower negative impact related to accounting guideline (AcG-13) that requires the Bank to mark-to-market the value of credit protection on the corporate loan portfolio among other economic hedges.
Prior year results included a $365 million ($238 million after-tax) contingent litigation reserve and a $163 million tax charge relating to the TD Waterhouse reorganization, which preceded the 2006 Ameritrade transaction. Other expenses in 2005 included a $13 million preferred share redemption charge. These charges were partially offset by gains of $229 million ($127 million after-tax) realized on specific non-core portfolio loan recoveries from prior year sectoral provisions. The prior year also reflected a $98 million tax benefit that included the benefit from a court decision and a $30 million tax benefit as a result of a higher tax rate applied on sectoral provisions in 2004.

TABLE 19	CORPORATE
(millions of Canadian dollars)	2006	2005	2004
Net interest loss	$(654)	$(659)	$(454)
Reversal of credit losses	(112)	(374)	(800)
Other income	1,554	115	104
Non-interest expenses	667	1,052	1,021
Income (loss) before benefit of income taxes	345	(1,222)	(571)
Benefit of income taxes	(839)	(737)	(413)
Non-controlling interest in subsidiaries, net of tax	(11)	-	-
Equity in net income of associated company, net of income taxes	(13)	-	-
Net income - reported	1,182	(485)	(158)
Items of note, net of income taxes[1]	(1,281)	503	253
Net income (loss) - adjusted	$(99)	$18	$95

1  Items of note, net of income taxes include the following: 2006 - $316 million related to amortization of intangibles, $1,665 million related to dilution gain on Ameritrade transaction, net of costs, $72 million related to dilution loss on the acquisition of Hudson by TD Banknorth, $7 million related to hedging impact due to AcG-13, $39 million related to general allowance release, $24 million related to other tax items and $18 million related to initial set up of specific allowance for credit card and overdraft loans; 2005 - $354 million related to amortization of intangibles, $17 million related to hedging impact due to AcG-13, $23 million related to general allowance release, $127 million related to non-core portfolio loan loss recoveries (sectoral related), $163 million tax charges related to reorganizations, $98 million related to other tax items, $13 million related to preferred share redemption and $238 million related to litigation charge; 2004 - $477 million related to amortization of intangibles, $50 million related to hedging impact due to AcG-13, $43 million related to general allowance release, $426 million related to non-core portfolio loan loss recoveries (sectoral related) and $195 million related to litigation charge.

CORPORATE MANAGEMENT
The corporate management function of the Bank comprises audit, compliance, corporate and public affairs, economics, enterprise technology solutions (information technology), finance, human resources, legal, marketing, office of the ombudsman, real estate, risk management and security.
Banking is an increasingly complex and challenging business. The demands and expectations of our stakeholders - customers, shareholders, employees, regulators, governments and the community at large - are constantly changing. Ensuring the Bank stays abreast of emerging trends and developments is vital to maintaining stakeholders’ confidence in the Bank.
Those who serve our global customers most directly in our four key businesses need strong and effective support from a wide range of functional groups, so that they can remain focused on the key priority of exceeding customer expectations. Corporate management’s mandate is to provide centralized advice and counsel and to design, establish and implement processes, systems and technologies to ensure that the Bank’s key businesses operate efficiently, reliably and in compliance with all applicable regulations. To accomplish this, corporate management endeavours to have the best people, processes and tools to support our businesses, customers, employees and shareholders.

40    TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Management’s Discussion and Analysis

2005 FINANCIAL RESULTS OVERVIEW
Summary of 2005 Performance

2005 SIGNIFICANT EVENTS
In March 2005, the Bank acquired a majority interest in TD Banknorth, 2005 was the first year TD Banknorth results were included in the Bank’s results. TD Banknorth operates in Northeastern U.S. and offers a full range of banking services and products.
During 2005, the Bank added $365 million to its contingent litigation reserves for Enron-related claims. See Note 20 for more information.

REVIEW OF FINANCIAL PERFORMANCE

TABLE 20	REVIEW OF 2005 FINANCIAL PERFORMANCE
	Canadian	U.S.
	Personal and	Personal and	Wholesale	Wealth		Total
(millions of Canadian dollars)	Commercial Banking	Commercial Banking	Banking	Management	Corporate	consolidated
Net interest income (loss)	$4,342	$705	$977	$643	$(659)	$6,008
Other income	2,361	299	1,011	2,103	115	5,889
Total revenue	6,703	1,004	1,988	2,746	(544)	11,897
Provision for (reversal of) credit losses	373	4	52		(374)	55
Non-interest expenses	3,773	549	1,325	2,083	1,052	8,782
Income before provision for income taxes	2,557	451	611	663	(1,222)	3,060
Provision for (benefit of) income taxes	855	161	189	231	(737)	699
Non-controlling interests in subsidiaries, net of income taxes	-	132	-	-	-	132
Equity in net income of associated company, net of income taxes	-	-	-	-	-	-
Net income - reported	1,702	158	422	432	(485)	2,229
Items of note, net of income taxes	-	-	129	-	503	632
Net income - adjusted	$1,702	$158	$551	$432	$18	$2,861

Net interest income on a reported basis was $6,008 million in 2005, a year-over-year increase of $235 million or 4%. Higher asset volumes added $1,109 million to net interest income in 2005. However, changes in rates reduced net interest income by $874 million. The overall increase in net interest income primarily related to the Bank's acquisition of TD Banknorth. The inclusion of seven months of net interest income from TD Banknorth contributed $705 million.

Other income, on a reported basis, was $5,889 million in 2005, an increase of $1,006 million, or 21%, from 2004. The improvement was primarily due to higher trading income, insurance revenues, card services revenues, securitization income, investment and securities services income, mutual fund management fees and securities and full service brokerage fees. The increase was partially offset by a loss due to a reduction in the estimated value and the exit of certain structured derivative portfolios in connection with the repositioning of the Bank’s global structured products businesses and a decrease in discount brokerage fees due to a decline in commissions per trade, lower average trades per day and the impact of foreign exchange in TD Waterhouse U.S.A. The improvement in trading income was largely a result of an increase in trading revenue within the Wholesale Banking credit and equity trading businesses.

Non-interest expenses, on a reported basis, were $8,782 million compared with $8,007 million in 2004, up $775 million or 10%. The inclusion of results from the TD Banknorth acquisition contributed $549 million to this expense increase. Increases in salaries and employee benefits, occupancy costs, equipment costs, professional advisory services, other expenses due to the recognition of $365 million of expense related to contingent litigation reserves increases related to Enron, increases in restructuring costs and marketing and business development contributed to the expense increase. The impact of the amortization of intangibles on the Bank’s reported expenses was $546 million, compared with $626 million in 2004.

Income tax expense, on a reported basis, was $699 million in fiscal 2005, down $104 million from 2004. The Bank’s effective income tax rate was 22.8% for fiscal 2005, compared with 26.5% in 2004.

BALANCE SHEET
The Bank, with 80% of its assets in Canada in 2005, increased assets by $54 billion, or 17.4%, to $365 billion at the end of 2005.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Management’s Discussion and Analysis    41

2005 FINANCIAL RESULTS OVERVIEW
2005 Financial Performance by Business Line

Canadian Personal and Commercial Banking reported a net income increase in 2005 of $252 million from 2004. A positive spread of five percentage points between revenue and expense growth combined with strong credit performance resulted in 17% earnings growth. Return on invested capital increased from 20.4% in 2004 to 23.1% in 2005 as earnings growth exceeded the 4% growth in average invested capital. The segment contributed strongly to shareholder value by generating additional economic profit during 2005 of $228 million over 2004.
Revenue grew by $483 million over 2004. Volume growth across most banking products was the main contributor to revenue growth and was particularly strong in business deposits and real estate secured lending. Volume growth was partly offset by lower margins. Also contributing to higher revenue were growth in banking and credit card service and transaction fees and insurance revenue growth through improved claims experience and new sales. The acquisition of the insurance business from Liberty Mutual in 2004 contributed $57 million to revenue growth in 2005.
As compared with 2004, real estate secured lending average volume (including securitizations) grew by $10 billion and personal deposit volume grew $4 billion, while other personal loans were relatively flat. Business deposits grew by $3 billion, while business loans and acceptances grew by $725 million. Originated gross insurance premiums grew by $242 million.
Margin on average earning assets decreased from 3.05% in 2004 to 2.96% in 2005, primarily due to a change in product mix as volume growth was weighted towards lower margin products, such as real estate secured lending and guaranteed investment savings accounts.
Provision for credit losses (PCL) comprised $354 million from personal loans and $19 million from business loans. PCL was unchanged compared with 2004. PCL as a percent of credit volume improved to 0.25% from 0.27% in 2004.
Expenses increased by $123 million from 2004. The Liberty insurance acquisition accounted for $37 million of expense growth. Employee compensation, marketing, systems projects and organic insurance business volume growth were the main factors contributing to the remaining expense increase, partially offset by synergies and lower integration expenses related to the branches acquired from Laurentian Bank in 2004. Average FTE staffing levels increased by 704, compared with 2004, primarily due to the growth in insurance business (including the acquisition) and the addition of sales and service personnel in branches and call centres. The efficiency ratio for 2005 was 56.3%, an improvement of 2.4 percentage points over 2004.

U.S. Personal and Commercial Banking net income for the seven month period to September 30, 2005, was $158 million, the annualized return on invested capital was 5.4% and the economic loss was $105 million.
Total revenues were $1.0 billion. The margin on average earning assets was 4.11% and benefited from balance sheet de-leveraging in February 2005. Consumer loan growth was solid, while commercial loan growth slowed late in the year and residential mortgage loans declined.
PCL was $4 million, reflecting strong asset quality.
Expenses were $549 million, including $10 million of merger related charges. The average FTE staffing level was approximately 7,284. The efficiency ratio was 54.7%.

Wholesale Banking net income in 2005 decreased by $166 million from 2004. The return on invested capital for 2005 was 22.3%, compared with 24.7% in 2004. Economic profit for 2005 was $229 million, compared with $278 million in 2004.
Revenue decreased by $208 million from 2004. Capital markets and investment banking revenues were lower, largely due to the impact of losses of $153 million incurred due to a reduction of the estimated value and exit of certain structured derivatives portfolios. Excluding these items, revenue was up slightly on significant growth in equity underwriting and equity facilitation revenues, partially offset by weaker trading revenue in the equity, credit and interest rate portfolios. Revenue from the equity investment portfolios decreased as higher security gains were more than offset by lower interest, dividend and other income. Lending revenue decreased as margins came under pressure due to high investor demand for assets relative to corporate borrowing requirements.
PCL increased by $11 million and were attributed solely to costs of credit protection. The credit quality of the portfolio remained strong. Wholesale Banking held $3.2 billion in credit protection against the lending portfolio, a decrease of $1.3 billion from 2004.
Expenses increased by $36 million, primarily as a result of a $43 million restructuring charge, compared with a $7 million restructuring release in 2004. The underlying change in expenses, before the impact of restructuring, was a decrease of $14 million, a result of lower variable compensation related to weaker performance in the capital markets businesses, partially offset by higher operating expenses related to infrastructure improvements.

Wealth Management net income for 2005 increased by $80 million from 2004 as a result of growth across the Wealth businesses. The return on invested capital for the year was 16.4%, compared with 13% in 2004. The economic profit improved by $91 million over 2004.
Total revenue increased by $156 million from 2004 due to strong growth in advice-based and asset management businesses. Mutual fund management fees increased, primarily as a result of 20% asset growth and the shift in portfolio mix to higher earning fund classes while growth in assets under administration generated improved results in private investment advice and financial planning. Trade volumes in discount brokerage declined 3% while interest revenue increased, primarily due to higher margin balances and increased deposit spreads.
Expenses increased by $36 million from 2004, primarily due to higher trailer payments to sellers of the Bank’s mutual funds and higher sales force compensation in private investment advice and financial planning businesses.
Assets under management at October 31, 2005 increased $13 billion from October 31, 2004, primarily due to strong sales of mutual funds and growth in institutional assets. Assets under administration at the end of the year increased $36 billion from October 31, 2004, primarily due to the addition of new assets in discount brokerage, private investment advice and financial planning.

Corporate reported a net loss of $485 million in 2005, driven primarily by an increase in the Bank’s contingent litigation reserve of $365 million related to Enron, amortization of intangibles of $546 million and a tax charge of $163 million relating to the TD Waterhouse reorganization that preceded the Ameritrade transaction in the first quarter of 2006. Other expenses included a preferred share redemption premium charge of $13 million. These losses were partially offset by gains realized in the non-core portfolio relating to loan loss recoveries previously provided for under sectoral provisions in U.S. subsidiaries of $229 million, a general allowance release of $35 million and gains of $27 million resulting from the impact of hedging relationships accounting guideline (AcG-13). Favorable tax items of $98 million included the benefit of a court decision and a $30 million tax benefit as a result of a higher tax rate applied on sectoral provisions in 2004.

42    TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Management’s Discussion and Analysis

GROUP FINANCIAL CONDITION
Balance Sheet Review

Total assets were $393 billion as at October 31, 2006, $28 billion or 8% higher than October 31, 2005. At October 31, 2006, total assets primarily comprised loans (net of allowance for credit losses) of $161 billion, or 41% of total assets, trading assets of $77 billion, or 20% of total assets, investment securities of $47 billion, or 12% of total assets, and securities purchased under reverse repurchase agreements of $31 billion, or 8% of total assets. Total average interest-earning assets were $315 billion, compared with $288 billion in 2005. Total liabilities increased $24 billion, comprising a $14 billion, or 6%, increase in deposits and a $8 billion, or 8%, increase in other liabilities, and an increase in subordinated notes and debentures of $2 billion, or 34%. In addition, at October 31, 2006, total shareholders’ equity increased $4 billion to $20 billion, up 24% from the prior year.

TABLE 21	SELECTED CONSOLIDATED BALANCE SHEET ITEMS
	As at	As at
(millions of Canadian dollars)	October 31, 2006	October 31, 2005
Securities	$124,458	$108,096
Securities purchased under reverse repurchase agreements	30,961	26,375
Loans (net of allowance for credit losses)	160,608	152,243
Deposits	260,907	246,981

FACTORS AFFECTING ASSETS AND LIABILITIES
The Hudson acquisition by TD Banknorth in January 2006, added total assets and liabilities of $12 billion each to the Bank’s Consolidated Balance Sheet.
As a result of the sale of TD Waterhouse U.S.A. to Ameritrade, the Bank’s total assets and total liabilities decreased by $5 billion and $7 billion, respectively. Subsequent to the sale, the Bank continued to manage certain deposits related to TD Ameritrade clients and retained these deposits on its Consolidated Balance Sheet. These deposits grew over the year as the Bank built stronger relationships with TD Ameritrade clients. As a result, the deposits managed by the Bank increased by $2 billion, compared with October 31, 2005. The deposits managed by the Bank on behalf of TD Ameritrade’s clients are used to fund part of the assets on the Bank’s Consolidated Balance Sheet. This led to an increase in assets of $2 billion, compared with October 31, 2005.
The Bank also enters into structured transactions on behalf of clients and the assets are recorded on the Bank’s Consolidated Balance Sheet for which market risk is transferred to third parties through total return swaps. As at October 31, 2006, assets under such arrangements amounted to $16 billion, compared with $14 billion in 2005. The Bank also acquires market risk on certain assets through total return swaps without acquiring the cash instruments directly. Assets under such arrangements amounted to $5 billion as at October 31, 2006, unchanged from 2005. Market risk for all such positions is tracked and monitored, and regulatory market risk capital is required. The assets sold under these arrangements (excluding equity derivatives), discussed in the “Off-balance Sheet Arrangements” section are included in this amount. See Note 19 for more details on derivative contracts.

Securities and securities purchased under reverse repurchase agreements increased by $16 billion, or 15%, and $5 billion, or 17%, respectively over 2005. The increase was attributable to portfolio growth of $6 billion in government and government-insured securities, $7 billion in equity securities and $4 billion in other debt securities.

Loans (net of allowance for credit losses) at October 31, 2006 were $161 billion, up $8 billion, or 5% from the prior year. Hudson contributed $6 billion of the growth. The increase represents significant growth in credit card and business and government loan portfolios, of $2 billion and $6 billion, respectively. The increase in credit card loans is a result of an increase in the number of active VISA accounts. The acquisition of Hudson contributed $4 billion of the increase in business and government loans. Consumer installment and other personal loans increased $343 million due to growth in indirect lending and sales of overdraft protection attributable to the launch of the Bank’s new “Pay-As-You-Go” product. Residential mortgages, including securitizations, increased by $2 billion, or 1%, from 2005. The growth in residential mortgages is attributable to a strong real estate market. Bank-originated securitized assets not included on the balance sheet amounted to $28 billion, compared with $24 billion last year.

Other assets were up $1 billion or 2% year-over-year. This was due mainly to our investment in TD Ameritrade and goodwill recognized from the Hudson acquisition, partially offset by a lower trading derivatives revaluation balance.

Deposits were $261 billion, up $14 billion, or 6%, from the prior year. The increase in total deposits was driven by a $15 billion increase in personal deposits and an increase in bank deposits of $3 billion, partially offset by a decrease in business and government deposits of $4 billion. The increase in personal deposits is composed of an increase in personal non-term deposits of $7 billion and an increase in personal term deposits of $8 billion. The growth in deposits primarily reflects the effects of organic growth and the acquisition of Hudson, partially offset by the impact of foreign currency translation. Hudson contributed $8 billion of deposits at the time of acquisition.

Other liabilities increased by $8 billion or 8%. The growth was attributable to a $7 billion increase in obligations related to securities sold under repurchase agreements, a $3 billion increase in obligations related to securities sold short, offset by a decrease in other liabilities of $1 billion. Hudson contributed $4 billion of other liabilities at the time of acquisition.

Subordinated notes and debentures were up by $2 billion, compared with 2005, due to the issuance of various subordinated notes and debentures.

Non-controlling interests in subsidiaries consist entirely of the minority interest in TD Banknorth.

Shareholders’ equity rose by $4 billion, or 24%, from the prior year, primarily due to growth in retained earnings of $3 billion, and a common share issuance during the year related to the dividend reinvestment plan, stock options exercises and the VFC acquisition, partially offset by the foreign currency translation adjustments.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Management’s Discussion and Analysis    43

U.S. GAAP
Total assets under U.S. GAAP were $401 billion as at October 31, 2006, $8 billion higher than under Canadian GAAP. The difference was primarily due to non-cash collateral. Under U.S. GAAP, certain non-cash collateral received in securities lending transactions is recognized as an asset and a liability is recorded for the obligation to return the collateral. Under Canadian GAAP, non-cash collateral received as part of a security lending transaction is not recognized in the Consolidated Balance Sheet. Total liabilities under U.S. GAAP were $375 billion as at October 31, 2006, $4 billion higher than under Canadian GAAP. The increase is mainly due to the U.S./Canadian GAAP difference for derivative instruments recorded in other liabilities. Under U.S. GAAP, all of the Bank’s non-trading derivatives are required to be recorded on the Consolidated Balance Sheet at fair value. Under current Canadian GAAP, only certain non-trading derivatives are recorded on the Consolidated Balance Sheet.

GROUP FINANCIAL CONDITION
Credit Portfolio Quality

AT A GLANCE OVERVIEW
•    Loans and acceptances portfolio net of allowances for credit losses was $169 billion, up $11 billion or 7% from the prior year.
•    Impaired loans after specific allowance were $239 million, up $43 million or 22%.
•    Provision for credit losses was $409 million, compared with $55 million in 2005.
•    Total allowances for credit losses increased by $24 million, or 2%, to $1,317 million in 2006.

LOAN PORTFOLIO
Overall in 2006 the Bank's credit quality remained stable as a result of buoyant economic conditions in North America, established business and risk management strategies and a continuing low interest rate environment. The Bank experienced a low level of new impaired loan formations during the year.
During 2006, the loans and acceptances portfolio continued to be diversified between retail and business and government. The Bank increased its credit portfolio by $11 billion, or 7%, from the prior year, largely due to a 20% increase globally in business and government loans and acceptances. Loans authorized and amounts outstanding to small and mid-sized business customers are provided in Table 22 below.

TABLE 22	LOANS TO SMALL AND MID-SIZED BUSINESS CUSTOMERS
(millions of Canadian dollars)
			Loans authorized	Amount outstanding
Loan amount	2006	2005	2004	2006	2005	2004
(thousands of Canadian dollars)
0 - 24	$1,200	$1,137	$1,054	$621	$589	$522
25 - 49	1,075	1,000	768	665	648	445
50 - 99	1,722	1,582	1,308	976	931	727
100 - 249	3,714	3,251	2,701	2,260	1,988	1,608
250 - 499	3,449	3,100	2,484	2,022	1,798	1,452
500 - 999	3,757	3,235	2,537	1,924	1,653	1,286
1,000 - 4,999	11,285	9,735	6,969	5,226	4,457	3,185
Total[1]	$26,202	$23,040	$17,821	$13,694	$12,064	$9,225

1 Personal loans used for business purposes are not included in these totals.

The retail business portfolio continued to be the dominating category for lending activity. During the year, the portfolio, which primarily comprised residential mortgages and consumer installments and other personal loans, increased by $3 billion, or 2%, and totalled $121 billion at year end. The growth was primarily due to the expansion of the Canadian market that grew 6% as a result of continuing good demand for domestic consumer lending products, adding $6 billion to the portfolio. This helped offset a decline in the U.S. retail business.
The total retail portfolio represents 71% of net loans, including acceptances, compared with 75% in 2005 and 79% in 2004. This portfolio declined in overall percentage as a result of growth in business and government loans. Residential mortgages represented 32% of the portfolio in 2006, compared with 33% in 2005 and 40% in 2004. Consumer installment and other personal loans were 40% of total loans, compared with 41% in 2005 and 39% in 2004. The portion of business and government credit exposure increased to 29% in 2006, from 25% in 2005 and 21% in 2004, mainly due to an increase in activity in the domestic markets and growth in the US real estate sector.
The majority of credit risk exposure relates to the loan and acceptances portfolio, however, the Bank also engages in activities that have off-balance sheet credit risk. These include credit instruments and derivative financial instruments, as explained in Note 21.

44    TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Management’s Discussion and Analysis

TABLE 23	LOANS AND ACCEPTANCES, NET OF ALLOWANCE FOR CREDIT LOSSES BY INDUSTRY SECTOR[1]
						Percentage of total
(millions of Canadian dollars, except percentage amounts)	2006	2005	2004	2006	2005	2004
Canada
Residential mortgages	$50,220	$49,067	$51,374	29.7%	31.0%	39.7%
Consumer instalment and other personal	59,199	54,063	46,814	35.0	34.2	36.2
Total residential and personal	109,419	103,130	98,188	64.7	65.2	75.9
Real estate development
Commercial and industrial	958	1,326	1,343.6		.9	1.0
Residential	2,183	1,608	1,395	1.3	1.0	1.1
Retail	347	388	346.2		.2	.3
Real estate services	263	267	251.2		.2	.2
Total real estate	3,751	3,589	3,335	2.3	2.3	2.6
Agriculture	2,243	2,187	2,155	1.3	1.4	1.7
Apparel and textile	303	309	270.2		.2	.2
Automotive	1,330	1,283	1,404.8		.8	1.1
Cable	278	386	543.2		.2	.4
Chemical	479	424	435.3		.3	.3
Construction	912	754	764.5		.5	.6
Financial	3,299	3,745	1,983	1.9	2.4	1.5
Food, beverage and tobacco	1,498	1,367	1,233.9		.9	1.0
Forestry	508	530	427.3		.3	.3
Government	557	537	464.3		.3	.4
Health and social services	1,680	1,264	1,130	1.0	.8	.9
Media and entertainment	2,078	1,201	904	1.2	.8	.7
Metals and mining	975	451	464.6		.3	.4
Oil and gas	2,678	1,205	863	1.5	.8	.7
Retail	1,105	1,020	1,071.7		.6	.8
Sundry manufacturing	859	810	905.5		.5	.7
Telecommunications	120	21	60.1		-	-
Transportation	543	520	448.3		.3	.3
Utilities	482	558	613.3		.3	.5
All other loans	1,505	1,738	1,935.9		1.1	1.4
Total business and government	27,183	23,899	21,406	16.1	15.1	16.5
Total Canada	136,602	127,029	119,594	80.8	80.3	92.4
United States
Residential mortgages	3,165	3,625	-	1.9	2.3	-
Consumer instalment and other personal	8,336	11,258	4,294	4.9	7.1	3.3
Total residential and personal	11,501	14,883	4,294	6.8	9.4	3.3
Real estate development
Residential	1,614	1,498	16	1.0	.9	-
Real estate services	8,894	6,009	-	5.3	3.8	-
Total real estate	10,508	7,507	16	6.3	4.7	-
Agriculture	118	103	-	.1	.1	-
Apparel and textile	64	39	-	-	-	-
Automotive	309	317	52.2		.2	-
Cable	195	161	145.1		.1	.1
Chemical	272	208	-	.2	.1	-
Construction	295	291	5.2		.2	-
Financial	842	1,280	772.5		.9	.6
Food, beverage and tobacco	236	198	103.1		.1	.1
Forestry	350	178	68.2		.1	.1
Government	110	290	328.1		.2	.3
Health and social services	337	369	-	.2	.3	-
Media and entertainment	478	448	183.3		.3	.1
Metals and mining	177	193	10.1		.1	-
Oil and gas	290	192	152.2		.1	.1
Retail	321	214	-	.2	.1	-
Sundry manufacturing	457	448	74.3		.3	-
Telecommunications	233	230	111.1		.1	.1
Transportation	210	197	31.1		.1	-
Utilities	231	292	476.1		.2	.4
All other loans	2,905	1,491	207	1.6	1.0	.2
Total business and government	18,938	14,646	2,733	11.2	9.3	2.1
Total United States	30,439	29,529	7,027	18.0	18.7	5.4
Other International
Consumer instalment and other personal	8	9	11	-	-	-
Total residential and personal	8	9	11	-	-	-
Automotive	-	83	-	-	.1	-
Cable	63	-	77	-	-	.1
Chemical	-	52	60	-	-	.1
Construction	-	6	1	-	-	-
Financial	918	755	1,728.5		.5	1.3
Food, beverage and tobacco	116	97	102.1		.1	.1
Forestry	2	3	18	-	-	-
Government	-	14	-	-	-	-
Media and entertainment	180	199	252.1		.1	.2
Metals and mining	288	110	18.2		.1	-
Sundry manufacturing	-	1	22	-	-	-
Telecommunications	29	51	140	-	-	.1
Transportation	110	52	47.1		-	-
Utilities	487	217	182.2		.1	.2
All other loans	42	25	152	-	-	.1
Total business and government	2,235	1,665	2,799	1.2	1.0	2.2
Total Other International	2,243	1,674	2,810	1.2	1.0	2.2
Total	$169,284	$158,232	$129,431	100.0%	100.0%	100.0%
Percentage change	7.0%	22.3%	3.8%

1 Based on geographic location of unit responsible for recording revenue.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Management’s Discussion and Analysis    45

CONCENTRATION OF CREDIT RISK
Geographically, the credit portfolio remains highly concentrated in Canada. In 2006, the percentage of loans held in Canada was 80%, compared with 80% in 2005 and 92% in 2004. The remaining balance is predominantly in the U.S. Exposure in the United Kingdom, Asia, Australia and New Zealand is limited.
As indicated in Table 24, the largest Canadian exposure is in Ontario, at 50% of total loans in 2006, up slightly from 48% in 2005. Internationally, the largest concentration is in the U.S., which comprises 18% of total loans, remaining unchanged from 2005.

TABLE 24	LOANS AND ACCEPTANCES, NET OF ALLOWANCE FOR CREDIT LOSSES BY LOCATION OF ULTIMATE RISK
					Percentage of total
(millions of Canadian dollars, except percentage amounts)	2006	2005	2004	2006	2005	2004
Canada
Atlantic	$3,560	$3,637	$3,463	2.1%	2.3%	2.7%
Québec	8,154	8,312	7,570	4.8	5.3	5.9
Ontario	83,969	75,673	72,334	49.6	47.8	55.9
Prairies	20,187	19,150	18,424	12.0	12.1	14.2
British Columbia	19,382	19,074	17,780	11.5	12.0	13.7
Total Canada	135,252	125,846	119,571	80.0	79.5	92.4
United States	29,977	28,609	6,131	17.7	18.1	4.7
Other International
United Kingdom	846	1,039	904.5		.6	.7
Europe - other	202	1,095	962.1		.7	.8
Australia and New Zealand	1,424	638	665.8		.4	.5
Japan	12	-	-	-	-	-
Asia - other	633	573	894.4		.4	.7
Latin America and Caribbean	870	431	303.5		.3	.2
Middle East and Africa	68	1	1	-	-	-
Total Other International	4,055	3,777	3,729	2.3	2.4	2.9
Total	$169,284	$158,232	$129,431	100.0%	100.0%	100.0%
Percentage change over previous year
Canada	7.5%	5.2%	5.0%
United States	4.8	366.6	(20.7)
Other International	7.4	1.3	21.5
Total	7.0%	22.3%	(3.8)%

As shown in Table 23, the largest business and government sector concentrations in Canada are real estate development, financial institutions and oil and gas each at 2%. Real estate development was also the leading sector of concentration in the U.S. at 6%, up 2% over last year.

IMPAIRED LOANS
A loan is considered impaired when, in management’s opinion, it can no longer be reasonably assured that we will be able to collect the full amount of principal and interest when due. See Note 3 to the Consolidated Financial Statements for further details on impaired loans. Table 25 shows the impact on net interest income due to impaired loans.

TABLE 25	IMPACT ON NET INTEREST INCOME DUE TO IMPAIRED LOANS
(millions of Canadian dollars)	2006	2005	2004
Reduction in net interest income due to impaired loans	$29	$35	$49
Recoveries	(9)	(26)	(8)
Net reduction	$20	$9	$41

As indicated in Table 26 and Table 27, net impaired loans before general allowances were $239 million as at October 31, 2006, compared with a total of $196 million a year earlier and $271 million in 2004.

46    TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Management’s Discussion and Analysis

TABLE 26	IMPAIRED LOANS LESS ALLOWANCE FOR CREDIT LOSSES BY INDUSTRY SECTOR[1]
					Percentage of total
(millions of Canadian dollars, except percentage amounts)	2006	2005	2004	2006	2005	2004
Canada
Residential mortgages	$9	$8	$15	3.8%	4.1%	5.5%
Consumer instalment and other personal	73	63	41	30.5	32.2	15.2
Total residential and personal	82	71	56	34.3	36.3	20.7
Real estate development
Commercial and industrial	-	2	4	-	1.0	1.4
Residential	-	1	1	-	.5	.4
Total real estate	-	3	5	-	1.5	1.8
Agriculture	12	49	46	5.0	25.0	17.0
Apparel and textile	-	1	(2)	-	.5	(.7)
Automotive	18	9	13	7.6	4.6	4.8
Chemical	-	11	1	-	5.6	.4
Construction	2	1	4.8		.5	1.4
Financial	-	-	-	-	-	-
Food, beverage and tobacco	1	1	(8)	.4	.5	(3.0)
Forestry	34	-	1	14.3	-	.4
Health and social services	-	-	1	-	-	.4
Media and entertainment	-	-	3	-	-	1.1
Metals and mining	2	-	2.8		-	.7
Oil and gas	-	-	3	-	-	1.1
Retail	3	1	1	1.3	.5	.4
Sundry manufacturing	2	-	9.8		-	3.3
Telecommunications	-	-	-	-	-	-
Transportation	1	-	1.4		-	.4
Utilities	-	-	-	-	-	-
All other loans	3	-	3	1.3	-	1.1
Total business and government	78	76	83	32.7	38.7	30.6
Total Canada	160	147	139	67.0	75.0	51.3
United States
Real estate development
Commercial and industrial	21	23	-	8.8	11.8	-
Residential	9	1	-	3.8	.5	-
Shopping Centres	1	1	-	.4	.5	-
Real Estate Services	6	4	-	2.5	2.0	-
Total real estate	37	29	-	15.5	14.8	-
Apparel and textile	1	-	-	.4	-	-
Automotive	1	-	-	.4	-	-
Cable	-	-	-	-	-	-
Chemical	-	-	-	-	-	-
Construction	6	3	-	2.5	1.5	-
Financial	1	-	15.4		-	5.5
Food, beverage and tobacco	2	1	-	.8	.5	-
Forestry	-	1	-	-	.5	-
Health and social services	1	-	-	.4	-	-
Media and entertainment	2	1	-	.8	.5	-
Metals and mining	3	4	-	1.3	2.1	-
Retail	2	-	-	.8	-	-
Sundry manufacturing	13	6	-	5.5	3.1	-
Telecommunications	-	-	-	-	-	-
Transportation	3	1	-	1.3	.5	-
Utilities	-	1	88	-	.5	32.5
All other loans	7	2	12	2.9	1.0	4.4
Total business and government	79	49	115	33.0	25.0	42.4
Total United States	79	49	115	33.0	25.0	42.4
Other International
Cable	-	-	17	-	-	6.3
Total business and government	-	-	17	-	-	6.3
Total Other International	-	-	17	-	-	6.3
Total net impaired loans before general allowances	239	196	271	100.0%	100.0%	100.0%
Less: general allowances	1,145	1,140	917
Total net impaired loans	$(906)	$(944)	$(646)
Net impaired loans as a % of common equity	(4.7)%	(6.0)%	(5.1)%

1 Based on geographic location of unit responsible for recording revenue.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Management’s Discussion and Analysis    47

Net impaired loans after specific and general allowances were $(906) million, compared with $(944) million for 2005 and $(646) million for 2004. The overall impaired loans coverage decreased by a nominal $38 million from the prior year.

TABLE 27	IMPAIRED LOANS LESS ALLOWANCE FOR CREDIT LOSSES BY LOCATION[1]
					Percentage of total
(millions of Canadian dollars, except percentage amounts)	2006	2005	2004	2006	2005	2004
Canada
Atlantic	$3	$2	$2	1.3%	1.0%	.7%
Québec	8	7	3	3.3	3.6	1.1
Ontario	130	99	91	54.4	50.5	33.6
Prairies	9	33	36	3.8	16.8	13.3
British Columbia	10	6	7	4.2	3.1	2.6
Total Canada	160	147	139	67.0	75.0	51.3
United States	79	49	115	33.0	25.0	42.4
Other International	-	-	17	-	-	6.3
Total net impaired loans before general allowances	239	196	271	100.0%	100.0%	100.0%
Less: general allowances	1,145	1,140	917
sectoral allowances	-	-	-
Total net impaired loans	$(906)	$(944)	$(646)
Net impaired loans as a % of net loans[2]	(.5)%	(.6)%	(.5)%

1 Based on geographic location of unit responsible for recording revenue.
2 Includes customers' liability under acceptances.

ALLOWANCE FOR CREDIT LOSSES
Total allowance for credit losses consists of specific and general allowances carried on the Consolidated Balance Sheet. The allowance is increased by the provision for credit losses, and decreased by write-offs net of recoveries. The Bank maintains the allowance at levels that management believes is adequate to absorb losses in the lending portfolio. Individual problem accounts, general economic conditions, as well as the sector and geographic mix of the lending portfolio are all considered by management in assessing the appropriate allowance levels.

Specific Allowance
The Bank establishes specific allowances for impaired loans when a loss is likely or when the estimated realizable value of the loan is less than its recorded value, based on discounting expected future cash flows. Allowances for personal credit portfolios are based on delinquency and type of security. Specific allowances for credit losses are established to reduce the book value of loans to estimated realizable amounts in the normal course of business.
Specific allowances for the wholesale and commercial portfolios are borrower specific and reviewed quarterly. For the retail portfolio, allowances are calculated on an aggregated facility basis, using a formula that takes recent loss experience into account.
During 2006, specific allowances increased by $19 million or 12%, resulting in a total specific allowance of $172 million. Allowances for credit losses are more fully described in Note 3 to the Consolidated Financial Statements.

General Allowance
A general allowance is established to recognize losses that management estimates to have occurred in the portfolio at the balance sheet date for loans or credits not yet specifically identified as impaired. The level of general allowance reflects exposures across all portfolios and categories. General allowance is reviewed on a quarterly basis using credit risk models developed by the Bank. The level of allowances is based on the probability of a borrower defaulting on a loan obligation (loss frequency), the loss if default occurs (loss severity) and the expected exposure at the time of default.
For the wholesale and commercial portfolios, allowances are computed at the borrower level. The loss if default occurs is based on the security of the facility. Exposure at default is a function of current usage, the borrower's risk rating and the committed amount. For the retail portfolio, the general allowance is calculated on a portfolio-level and is based on a statistical estimate of loss using historical loss and recovery data models and forecast balances. Ultimately, the general allowance is established on the basis of expected losses and is directly related to the variance of losses and the inherent product characteristics in each portfolio. Models are validated against historical experience and are updated at least annually. The general allowance methodology is annually approved by the Board of Directors.
At October 31, 2006 our general allowance for loan losses was $1,145 million, largely unchanged from $1,140 million at October 31, 2005.
Previously, where losses were not adequately covered by the general allowance, sectoral allowances for credit losses were established by the Bank. These allowances were for industry sectors and geographical regions that have experienced adverse events or changes in economic conditions, even though the loans comprising each group are not classified as impaired. In 2006, the Bank had no requirement for sectoral allowances.

48    TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Management’s Discussion and Analysis

PROVISION FOR CREDIT LOSSES
The provision for credit losses is the amount charged to the specific and general allowances for credit losses during the year to bring the total allowance to a level that management considers adequate to absorb all probable credit-related losses in the Bank's loan portfolio. The net provision for the year is reduced by any recoveries from impaired loans.
The Bank recorded provisions for credit losses of $409 million in 2006, compared with provisions of $55 million in 2005 and a reversal of credit losses of $386 million in 2004. Table 28 provides a summary of provisions charged to the Consolidated Statement of Income.

TABLE 28	PROVISION FOR CREDIT LOSSES
(millions of Canadian dollars)	2006	2005	2004
New provisions[1]	$604	$352	$459
Reversal of sectoral provision	-	-	(505)
Reversal of general provision
TD Bank	(60)	(35)	(67)
TD Banknorth	(6)	(17)	-
Recoveries
Sectoral	(7)	(229)	(150)
Specific	(122)	(16)	(123)
Total provision for (recovery of)credit losses	$409	$55	$(386)

1  Total new provisions include specific provisions for credit losses related to VFC and credit card and overdraft loans, $18 million and $28 million respectively.

Total new provisions were $604 million in 2006, compared with $352 million in 2005. Total provision for credit losses as a percentage of net average loans was .25% in fiscal 2006, compared to .04% in 2005 and (.30) % in 2004.

TABLE 29	PROVISION FOR CREDIT LOSSES BY LOCATION[1]
(millions of Canadian dollars,					Percentage of total
except percentage amounts)	2006	2005	2004	2006	2005	2004
Canada
Atlantic	$15	$11	$11	3.7%	20.0%	(2.8)%
Québec	24	29	15	5.9	52.7	(3.9)
Ontario	299	227	238	73.1	412.7	(61.6)
Prairies	34	36	38	8.3	65.5	(9.8)
British Columbia	39	29	37	9.5	52.7	(9.7)
Total Canada	411	332	339	100.5	603.6	(87.8)
United States	51	(205)	39	12.4	(372.7)	(10.1)
Other International
United Kingdom	(1)	(13)	(43)	(.2)	(23.7)	11.1
Australia	(4)	-	9	(1.0)	-	(2.3)
Asia	-	(7)	(2)	-	(12.7)	.5
Total Other International	(5)	(20)	(36)	(1.2)	(36.4)	9.3
General provision	(48)	(52)	(67)	(11.7)	(94.5)	17.4
Sectoral provision (net of transfer to specifics)	-	-	(661)	-	-	171.2
Total	$409	$55	$(386)	100.0%	100.0%	100.0%
Provision for credit losses as a % of net average loans[2]
Canada
Residential mortgages	(.01)%	.02%	.01%
Personal	.66	.64	.73
Business and other	.14	(.01)	.12
Total Canada	.32	.27	.29
United States	.17	(98)	.50
Other International	(.22)	(.94)	(130)
General provision	(.03)	(.04)	(.05)
Sectoral provision	-	-	(.52)
Total	.25%	.04%	(.30)%

1 Based on geographic location of unit responsible for recording revenue.
2 Includes customers’ liability under acceptances.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Management’s Discussion and Analysis    49

TABLE 30	PROVISION FOR CREDIT LOSSES BY INDUSTRY SECTOR[1]
					Percentage of total
(millions of Canadian dollars, except percentage amounts)	2006	2005	2004	2006	2005	2004
Canada
Residential mortgages	$(3)	$12	$3	(.7)	11.2%	.9%
Consumer instalment and other personal	379	307	311	83.0	287	90.9
Total residential and personal	376	319	314	82.3	298.2	91.8
Real estate development
Commercial and industrial	(7)	1	-	(1.5)	.9	-
Residential	1	-	-	.2	-	-
Total real estate	(6)	1	-	(1.3)	.9	-
Agriculture	(1)	3	(5)	(.2)	2.8	(1.5)
Apparel and textile	3	-	1.7		-	.3
Automotive	4	-	7.9		-	2.0
Chemical	(9)	3	(2)	(2.0)	2.8	(.6)
Construction	1	2	3.2		1.9	.9
Financial	1	-	-	.2	-	-
Food, beverage and tobacco	1	1	2.2		.9	.6
Forestry	28	-	-	6.1	-	-
Health and social services	1	1	1.2		.9	.3
Media and entertainment	1	-	2.2		-	.6
Metals and mining	1	-	3.2		-	.9
Oil and gas	-	-	3	-	-	.9
Retail	2	1	2.4		.9	.6
Sundry manufacturing	1	2	3.2		1.9	.9
Telecommunications	-	(4)	7	-	(3.7)	2.0
Transportation	-	1	(1)	-	.9	(.3)
Utilities	-	-	-	-	-	-
All other loans	7	2	(1)	1.6	1.9	(.3)
Total business and government	35	13	25	7.6	12.1	7.3
Total Canada	411	332	339	89.9	310.3	99.1
United States
Consumer instalment and other personal	34	12	1	7.5	11.2	.3
Total residential and personal	34	12	1	7.5	11.2	.3
Real estate development
Commercial and industrial	3	1	-	.7	.9	-
Residential	2	-	-	.4	-	-
Real estate services	4	-	-	.9	-	-
Total real estate	9	1	-	2.0	.9	-
Cable	-	-	(30)	-	-	(8.8)
Chemical	-	-	7	-	-	2.0
Construction	1	(1)	-	.2	(.9)	-
Food, beverage and tobacco	-	1	-	-	.9	-
Health and social services	-	-	-	-	-	-
Media and entertainment	1	-	-	.2	-	-
Metals and mining	-	2	(2)	-	1.9	(.6)
Retail	-	1	-	-	.9	-
Sundry manufacturing	4	1	-	.9	.9	-
Telecommunications	-	(14)	(20)	-	(13.1)	(5.8)
Transportation	1	-	-	.2	-	-
Utilities	-	(202)	78	-	(188.7)	22.8
All other loans	1	(6)	5.2		(5.6)	1.5
Total business and government	17	(217)	38	3.7	(202.8)	11.1
Total United States	51	(205)	39	11.2	(191.6)	11.4
Other International
Automotive	-	-	(4)	-	-	(1.2)
Cable	-	(9)	2	-	(8.4)	.6
Financial	-	(11)	(11)	-	(10.3)	(3.2)
Media and entertainment	(4)	-	-	(.9)	-	-
Retail	(1)	-	-	(.2)	-	-
Telecommunications	-	-	2	-	-	.6
Utilities	-	-	(25)	-	-	(7.3)
Total business and government	(5)	(20)	(36)	(1.1)	(18.7)	(10.5)
Total Other International	(5)	(20)	(36)	(1.1)	(18.7)	(10.5)
Total before general and sectoral provisions	457	107	342	100.0%	100.0%	100.0%
General provision (reversal)	(48)	(52)	(67)
Sectoral provision (reversal) (including transfer to specifics)	-	-	(661)
Total	$409	$55	$(386)

1 Based on geographic location of unit responsible for recording revenue.

50    TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Management’s Discussion and Analysis

GROUP FINANCIAL CONDITION
Capital Position

TABLE 31	CAPITAL STRUCTURE AND RATIOS
(millions of Canadian dollars)	2006	2005	2004
Tier 1 capital
Retained earnings	$13,725	$10,650	$9,540
Foreign currency translation adjustments	(918)	(696)	(265)
Common shares	6,334	5,872	3,373
Additional adjustment for dealer holding TD Bank shares	(78)	(29)	(121)
Qualifying preferred shares	1,319	895	1,310
Contributed surplus	66	40	2
Qualifying non-controlling interests in subsidiaries	2,395	1,632	-
Capital trust securities	1,250	1,250	1,250
Less: goodwill and intangibles in excess of 5% limit	(7,014)	(6,508)	(2,467)
Total Tier 1 capital	17,079	13,106	12,640
Tier 2 capital
Subordinated notes and debentures	6,900	5,138	5,644
General allowance for credit losses included in capital	1,145	1,137	878
Less: amortization of subordinated notes and debentures	(182)	(39)	(212)
Total Tier 2 capital	7,863	6,236	6,310
Investment in regulated insurance subsidiaries	(1,262)	(1,043)	(819)
Substantial investments in unconsolidated subsidiaries	(5,065)	(1,072)	(1,036)
First loss protection	(53)	(44)	(189)
	(6,380)	(2,159)	(2,044)
Total regulatory capital	$18,562	$17,183	$16,906
Regulatory capital ratios
Tier 1 capital	12.0%	10.1%	12.6%
Total capital	13.1	13.2	16.9
Assets to capital multiple[1]	19.9	19.9	17.1
Tangible common equity	$12,938	$9,567	$9,000
Tangible common equity as a percentage of risk-weighted assets	9.1%	7.4%	9.0%

1 Total assets plus off-balance sheet credit instruments, such as letters of credit and guarantees less investments in associated corporations and goodwill and net intangibles divided by total regulatory capital.

THE BANK’S GOALS ARE TO:
•    Provide sufficient capital to maintain the confidence of investors and depositors, while providing the Bank’s common shareholders with a satisfactory return.
•    Be an appropriately capitalized institution, as measured internally, defined by regulatory authorities and compared with the Bank’s peers.
•    Achieve the lowest overall cost of capital consistent with preserving the appropriate mix of capital elements to meet target capitalization levels.
•    Maintain strong ratings.

CAPITAL SOURCES
The Bank’s capital is primarily derived from common shareholders and retained earnings. Other sources of capital include the Bank’s preferred shareholders, holders of hybrid capital instruments and holders of the Bank’s subordinated debt.

CAPITAL MANAGEMENT
Group Risk Management manages capital for the Bank and is responsible for acquiring, maintaining and retiring capital. The Board of Directors oversees capital policy and management.

ECONOMIC CAPITAL
The Bank’s internal measure of required capital is called economic capital or invested capital. Economic capital comprises risk-based capital required to fund losses that could occur under extremely adverse economic or operational conditions, and investment capital that has been used to fund acquisitions or investments in fixed assets.
The Bank uses internal models to determine how much risk-based capital is required for credit, market, trading, banking book interest rate, operational, business and other identified risks. Risk-based capital differs from regulatory capital because it applies to deposit products, as well as asset products, and it applies to operational and insurance risks, as well as credit and market risks. Regulatory capital is set by regulations established by the Superintendent of Financial Institutions Canada (OSFI).
Within the Bank’s measurement framework, our objective is to hold risk-based capital to cover unexpected losses to a high level of confidence and ratings standard. Unlike rating agency and regulatory capital measures, economic capital refers solely to common equity capital. Since losses flow through the Consolidated Statement of Income, the Bank ensures it has sufficient common equity to absorb worst-case losses.
The Bank makes business decisions based on the return on economic capital, while also ensuring that, in aggregate, regulatory and rating agency requirements and capital available are kept in balance.

REGULATORY CAPITAL
Tier 1 Capital
Tier 1 capital was $17.1 billion at October 31, 2006, up from $13.1 billion last year. The increase was primarily due to strong earnings and as a result of the TD Ameritrade transaction, including the dilution gain of $1,665 million. Cumulative foreign exchange adjustments unfavourably affected retained earnings by $918 million as at October 31, 2006. The Bank raised $518 million of common shares during the year, including $328 million from the dividend reinvestment plan and $70 million related to the acquisition of VFC.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Management’s Discussion and Analysis    51

The Bank also repurchased four million common shares at a cost of $264 million in 2006 through a normal course issuer bid. The Bank issued $425 million of First Preferred Shares, Series O, and redeemed all 16,065 First Preferred Shares, Series I during the year. See Notes 12 and 13 to the Bank’s Consolidated Financial Statements for more details.

Tier 2 Capital
The Bank redeemed two subordinated debentures during the year, the first for $150 million and the second for $800 million. The Bank also issued three new subordinated debentures: one Tier 2A qualifying note for $800 million, and two Tier 2B issues for $1billion and $500 million, respectively. See Note 11 to the Bank’s Consolidated Financial Statements for more details.

DIVIDENDS
The Bank’s dividend policy is approved by the Board of Directors. During the year, the Bank increased its quarterly dividend twice and as at October 31, 2006, the quarterly dividend was $.48 per share, consistent with the Bank’s current target payout range of 35-45% of adjusted earnings. Cash dividends declared and paid during 2006 totalled $1.78 per share (2005 - $1.58; 2004 - $1.36). As at October 31, 2006, 717.4 million common shares were outstanding (2005 - 711.8 million; 2004 - 655.9 million). The Bank’s ability to pay dividends is subject to the Bank Act and the regulations of the OSFI. Note 13 to the Bank’s Consolidated Financial Statements provides further details.

RATINGS
In October, 2006 Dominion Bond Rating Service (DBRS) upgraded the Bank’s long-term senior debt rating to AA. Both Standard & Poor’s (S&P) and Moody’s Investors Service (Moody’s) modified their outlooks for the Bank’s rating to positive from stable during the year. As at October, 2006, the Bank’s long-term ratings were: Fitch (AA-), Moody’s (Aa3), DBRS (AA) and S&P (A+).

CAPITAL RATIOS
Capital ratios are measures of financial strength and flexibility.
OSFI defines two primary ratios to measure capital adequacy, the Tier 1 capital ratio and the total capital ratio. OSFI sets target levels for Canadian banks as follows:
•    The Tier 1 capital ratio is defined as Tier 1 capital divided by risk-weighted assets (RWA). OSFI has established a target Tier 1 capital requirement of 7%.
•    The total capital ratio is defined as total regulatory capital divided by RWA. OSFI has established a target total capital requirement of 10%.
The Bank’s Tier 1 and total capital ratios were 12.0% and 13.1%, respectively, on October 31, 2006, compared with 10.1% and 13.2% on October 31, 2005. The year-over-year change was influenced by several factors, including growth in capital as described above, and increases in RWA (most notably from TD Banknorth’s acquisition of Hudson). The Bank’s investment in TD Ameritrade is deducted from total capital, which has a material impact on the total capital ratio. The Bank exceeded its medium-term target for Tier 1 capital of 8-8.5%.
OSFI measures the capital adequacy of Canadian banks according to its instructions for determining risk-adjusted capital, RWA and off-balance sheet exposures. This approach is based on the Bank for International Settlements’ (BIS) agreed framework for achieving a more consistent way to measure the capital adequacy and standards of banks engaged in international business.

RISK-WEIGHTED ASSETS
Risk-weighted assets (RWA) are determined by applying OSFI-prescribed risk-weights to balance sheet assets and off-balance sheet financial instruments according to credit risk of the counterparty. RWA also include an amount for the market risk exposure associated with the Bank’s trading portfolio. The Bank’s total RWA increased by $11.9 billion, or 9.2%, in 2006 from the prior year.

TABLE 32	RISK-WEIGHTED ASSETS
(millions of Canadian dollars)		2006		2005		2004
		Risk-		Risk-		Risk-
		weighted		weighted		weighted
	Balance	balance	Balance	balance	Balance	balance
Balance sheet assets
Cash resources and other	$10,782	$1,905	$13,418	$2,435	$9,038	$1,582
Securities	124,458	4,792	108,096	4,955	98,280	4,155
Securities purchased under reverse repurchase agreements	30,961	1,562	26,375	559	21,888	589
Loans (net)	160,608	91,436	152,243	82,713	123,924	61,251
Customers’ liability under acceptances	8,676	8,676	5,989	5,896	5,507	5,414
Other assets	57,429	8,881	59,089	7,695	52,390	6,208
Total balance sheet assets	$392,914	$117,252	$365,210	$104,253	$311,027	$79,199
Off-balance sheet assets
Credit instruments		14,818		13,419		9,031
Derivative financial instruments		6,647		7,201		6,268
Total off-balance sheet assets		21,465		20,620		15,299
Total risk-weighted asset equivalent
- credit risk		138,717		124,873		94,498
- market risk		3,162		5,109		5,808
Total risk-weighted assets		$141,879		$129,982		$100,306

52    TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Management’s Discussion and Analysis

TABLE 33	OUTSTANDING SHARE DATA[1]
As at October 31, 2006	Number of shares
Preferred shares
Class A preferred shares issued by the Bank (thousands of shares):
Series M	14,000
Series N	8,000
Series O	17,000
Preferred shares issued by TD Mortgage Investment Corporation (thousands of shares):
Non-cumulative preferred shares, Series A	350
Total preferred shares	39,350
Capital Trust Securities
Trust units issued by TD Capital Trust (thousands of shares):
Series 2009	900
Total Capital Trust Securities	900
Common shares outstanding (millions of shares)	717.4
Stock options (millions of shares)
- vested	12.9
- non-vested	5.4

1 For further details, including the principal amount, conversion and exchange features, and distributions, see Notes 12, 13 and 14 to the Bank’s Consolidated Financial Statements.

REVISED BASEL II CAPITAL ACCORD
In 2004, the Basel Committee on Banking Supervision finalized the new Basel capital framework to replace the accord originally introduced in 1988 and supplemented in 1996. The underlying principles of the new framework are intended to be suitable for application to banks of varying levels of complexity and sophistication. The framework will allow qualifying banks to determine capital levels consistent with the manner in which they measure, manage and mitigate risks. The new framework provides a spectrum of methodologies, from simple to advanced, for the measurement of both credit and operational risk. More advanced measurement of risks should result in regulatory and economic capital being more closely aligned. In addition, the framework includes provisions for changes to the computation of Tier 1 and total capital.
The objective of the framework is to reward more rigorous and accurate risk management by reducing the regulatory capital that is required under weaker or less sophisticated approaches. While the overall objective of the new framework is to neither increase nor decrease the level of overall capital in the system, some financial institutions will see an increase in regulatory capital, while others will see a decrease. The impact will depend upon the particular institution’s asset mix, risk and loss experience.
The Bank is in the process of collecting, analyzing and reporting the necessary data and is on track to meet the requirements of the new framework as applied to the Canadian context by our regulator. For Canadian banks, formal implementation is expected in 2008.

GROUP FINANCIAL CONDITION
Off-balance Sheet Arrangements

In the normal course of operations, the Bank engages in a variety of financial transactions that, under GAAP, are either not recorded on the Consolidated Balance Sheet or are recorded in amounts that differ from the full contract or notional amounts. These off-balance sheet arrangements involve, among other risks, varying elements of market, credit and liquidity risk which are discussed in the Managing Risk section on pages 57 to 66 of this MD&A. Off-balance sheet arrangements are generally undertaken for risk management, capital management and/or funding management purposes and include securitizations, commitments, guarantees, and contractual obligations.

SPECIAL PURPOSE ENTITIES
The Bank carries out certain business activities via arrangements with special purpose entities (SPEs). We use SPEs to obtain sources of liquidity by securitizing certain of the Bank’s financial assets, to assist our clients in securitizing their financial assets, and to create investment products for our clients. SPEs may be organized as trusts, partnerships or corporations and they may be formed as qualifying special purpose entities (QSPEs) or variable interest entities (VIEs). When an entity is deemed a VIE, under the CICA accounting guideline the entity must be consolidated by the primary beneficiary. See Note 6 to the Consolidated Financial Statements for further information regarding the accounting guideline for VIEs.
Securitizations are an important part of the financial markets, providing liquidity by facilitating investor access to specific portfolios of assets and risks. In a typical securitization structure, the Bank sells assets to a SPE and the SPE funds the purchase of those assets by issuing securities to investors. SPEs are typically set up for a single, discrete purpose, are not operating entities and usually have no employees. The legal documents that govern the transaction describe how the cash earned on the assets held in the SPE must be allocated to the investors and other parties that have rights to these cash flows. The Bank is involved in SPEs through the securitization of its own assets, securitization of third-party assets and other financial transactions.
Certain of the Bank’s securitizations of its own assets and of third-party assets are structured through QSPEs. QSPEs are trusts or other legal vehicles that are demonstrably distinct from the Bank, have specified permitted activities, defined asset holdings and may only sell or dispose of selected assets in automatic response to limited conditions. QSPEs are not consolidated by any party including the Bank.
The Bank monitors its involvement with SPEs through the Reputational Risk Committee. The Committee is responsible for the review of structured transactions and complex credits with potentially significant reputational, legal, regulatory, accounting or tax risks, including transactions involving SPEs.

SECURITIZATION OF BANK-ORIGINATED ASSETS
The Bank securitizes residential mortgages, personal loans, credit card loans and commercial mortgages to enhance our liquidity position, to diversify sources of funding and to optimize the management of the balance sheet. Details of these securitizations are as follows.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Management’s Discussion and Analysis    53

Residential Mortgage Loans
The Bank securitizes residential mortgages through the creation of mortgage-backed securities (MBS) and the eventual transfer to VIEs. The Bank continues to service the securitized mortgages and may be exposed to the risks of the transferred loans through retained interests. There are no expected credit losses on the retained interests of the securitized residential mortgages as they are all government guaranteed. We retain interests in the excess spread on the sold MBS and continue to service the mortgages underlying these MBS for which we receive benefits, equivalent to market-based compensation.
As at October 31, 2006, the Bank had outstanding securitized residential mortgages of $17.9 billion as compared with $15.5 billion in fiscal 2005. The carrying value of our retained interests in securitized residential mortgage loans at October 31, 2006, was $128.4 million compared to $273 million in 2005.

Co-ownership Structures
The Bank securitizes real estate secured personal loans, credit card loans and commercial mortgages through a co-ownership structure. Through this structure, ownership interests in a homogenous pool are sold to SPEs. The ownership interest entitles the SPE to a portion of the loan collections used to pay its expenses and obligations to the holders of its asset-backed securities. Although the Bank’s interests in the receivables are no longer on our balance sheet, we maintain the client account and retain the relationship. The securitization of our real estate secured personal loans and credit card receivables is a sale from a legal perspective and qualifies for sale treatment from an accounting perspective. At the time of sale these receivables are removed from our balance sheet resulting in a gain or loss reported in non-interest income on the Consolidated Statement of Income.
For the securitization of real estate secured personal loans the Bank provides credit enhancement through its retained interest in the excess spread of the QSPE and in some cases by providing letters of credit. The Bank’s interest in the excess spread of the QSPEs and the letters of credit is subordinate to obligations of the holders of the asset-backed securities and absorbs losses with respect to the real estate personal loans before payments to noteholders are affected. As at October 31, 2006, the Bank had outstanding securitized real estate personal loans of $8 billion as compared with $4.8 billion as at October 31, 2005. The carrying value of our retained interests in securitized real estate personal loans at October 31, 2006, was $61.7 million, compared with $32 million as at October 31, 2005.
For credit card securitizations the Bank provides credit enhancement to the QSPE through its retained interests in the excess spread. The Bank’s interest in the excess spread of the QSPE is subordinate to the QSPE’s obligations to the holders of its asset-backed securities and absorbs losses with respect to the credit card loans before payments to the noteholders are affected. If the net cash flows are insufficient, the Bank’s loss is limited to an interest-only strip that arises from the calculation of the gain or loss at the time receivables are sold. As at October 31, 2006, the Bank had outstanding securitized credit card receivables of $800 million as compared with $1.3 billion as at October 31, 2005. The carrying value of our retained interests in securitized credit card receivables at October 31, 2006, was $7.03 million, compared with $24 million as at October 31, 2005.
The Bank sells commercial mortgages in collateral pools, to a SPE. The SPE finances the purchase of these pools by way of issuing ownership certificates that carry varying degrees of subordination and which, when rated, range from AAA to B-, and unrated. The ownership certificates represent undivided interests in the collateral pool, and the SPE, having sold all undivided interests available in the pool, retains none of the risk of the collateral pools. The sale of our commercial mortgages to the SPE constitutes an accounting sale and since we neither control the SPE nor carry any residual risks/returns in the mortgages, we do not consolidate the SPE.
The Bank also securitizes commercial mortgages through sales to VIEs. As at October 31, 2006, $165 million of our originated commercial mortgages had been securitized through a VIE sponsored by us, while $55 million of commercial mortgages had been sold to a third-party sponsored VIE. The Bank’s interest in the excess spread, cash collateral account, and the commercial mortgages of the VIE sponsored by us is subordinate to the VIE’s obligations to the holders of its asset-backed securities. The Bank’s interest in the excess spread of the third-party sponsored VIE is subordinate to the VIE’s obligations to the holders of its asset-backed securities.
Total bank-originated securitized assets not included on the Consolidated Balance Sheet amounted to $27.9 billion, compared with $23.9 billion a year ago. Further details are provided in Note 4 to the Bank’s Consolidated Financial Statements. If these securitizations were to be terminated, the Bank would experience capital implications of maintaining the assets on the Consolidated Balance Sheet and be exposed to the assets’ full operational, financial and market risks.

CAPITAL TRUSTS
We sponsor SPEs to raise capital, including TD Capital Trust II Securities - Series 2012-1 (TD CaTS II) issued by TD Capital Trust II (Trust II), which is a VIE. As the Bank is not the primary beneficiary of Trust II, the Bank does not consolidate it for accounting purposes. For further details on this capital trust activity and the terms of TD CaTS II issued and outstanding, see Note 12 to the Consolidated Financial Statements.

SECURITIZATION OF THIRD PARTY-ORIGINATED ASSETS
The Bank assists its clients in securitizing their financial assets through SPEs administered by the Bank. The Bank may provide credit enhancement, swap facilities or liquidity facilities to the resulting SPEs as well as securities distribution services. Liquidity facilities are only available in the event of a general market disruption and the probability of loss is negligible. The Bank does not provide employees to the SPEs, nor does it have ownership interests in these SPEs and all fees earned in respect of these activities are on a market basis. If these securitizations were to be terminated, the Bank would experience a reduction in securitization income.

54    TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Management’s Discussion and Analysis

Our principal relationship with SPEs comes in the form of administering multi-seller asset-backed commercial paper conduit programs (multi-seller conduits) totaling $10.3 billion as at October 31, 2006, and $9.7 billion as at October 31, 2005. We currently administer four multi-seller conduits. We are involved in the multi-seller conduit markets because they generate a favourable risk-adjusted return for us. Our clients primarily utilize multi-seller conduits to diversify their financing sources and to reduce funding costs by leveraging the value of high-quality collateral.

CREATION OF OTHER INVESTMENT AND FINANCING PRODUCTS
The Bank sells trading securities to VIEs in conjunction with its balance sheet management strategies. The Bank holds a significant variable interest in these VIEs, but is not considered to be the primary beneficiary, and as a result does not consolidate these VIEs. Also, the Bank does not retain effective control over the assets sold. Assets sold under such arrangements at October 31, 2006 amounted to $1 billion as compared with $1 billion in 2005. The Bank enters into total return swaps with the sale counterparties in respect of the assets sold. Market risk for all such transactions is tracked and monitored.
The Bank is also involved in Collateralized Debt Obligation vehicles (CDOs). In relation to these CDOs, the Bank may serve in the capacity of an underwriter, a third-party investor or a derivative counterparty. CDOs raise capital by issuing debt securities and use their capital to invest in portfolios of securities and derivatives. Any net income or loss is shared by the CDOs’ variable interest holders. The CDOs we manage may from time to time purchase collateral assets originated by us or third parties. We do not consolidate these CDOs. We recognize fee income from structuring and collateral management services and, where indicated, interest income from investments in individual CDOs.
In addition, the Bank offers equity-linked notes, credit-linked notes, interest-linked notes, and commodity-linked notes to various VIEs and third-party clients. The Bank’s exposure to risk from these transactions is not significant.
The Bank through The Canada Trust Company acts as a trustee for personal and corporate trusts. In the capacity as a trustee, fees are earned.
The Bank also sponsors numerous mutual funds. The Bank acts as the administrator of these funds and does not guarantee the principal or return to investors on these funds.
The Bank also offers other financial products to clients. These financial products are, on occasion, created using a VIE as issuer or obligor of the financial products. The Bank may provide certain administrative services and other financial products to the VIEs in exchange for market rate compensation.

GUARANTEES
In the normal course of business, we enter into various guarantee contracts to support our clients. These guarantees, with the exception of related premiums, are kept off-balance sheet unless a provision is needed to cover probable losses. Our significant types of guarantee products are financial and performance standby letters of credit, assets sold with recourse, credit enhancements, written options and indemnification agreements. Note 20 to the Consolidated Financial Statements provides detailed information about the Bank’s guarantees.

COMMITMENTS
The Bank enters into various commitments to meet the financing needs of the Bank’s clients and to earn fee income. Significant commitments of the Bank include financial and performance standby letters of credit, documentary and commercial letters of credit and commitments to extend credit. These products may expose the Bank to liquidity, credit and reputational risks. There are adequate risk management and control processes in place to mitigate these risks. Note 20 to the Bank’s Consolidated Financial Statements provides detailed information about the maximum amount of additional credit the Bank could be obligated to commit.

CONTRACTUAL OBLIGATIONS
The Bank has contractual obligations to make future payments on operating and capital lease commitments and certain purchase obligations. These contractual obligations impact the Bank’s short-term and long-term liquidity and capital resource needs. All contracts, with the exception of operating lease commitments (those where we are committed to purchase determined volumes of goods and services), are reflected on the Bank’s Consolidated Balance Sheet. Table 34 below summarizes our contractual obligations.

TABLE 34	CONTRACTUAL OBLIGATIONS BY REMAINING MATURITY
					2006	2005
	Within 1	1 to 3	3 to 5	Over 5
(millions of Canadian dollars)	year	years	years	years	Total	Total
Deposits[1]	$202,655	$39,306	$17,387	$1,559	$260,907	$246,981
Subordinated notes and debentures	1	1	228	6,670	6,900	5,138
Operating lease commitments	309	551	373	561	1,794	1,829
Capital trust securities	-	-	900	-	900	900
Network service agreements	154	462	-	-	616	657
Automated banking machines	68	180	55	-	303	371
Contact centre technology	15	61	83	55	214	-
Software licensing and equipment maintenance	81	54	-	-	135	-
Total	$203,283	$40,615	$19,026	$8,845	$271,769	$255,876

1 As the timing of deposits payable on demand, and deposits payable after notice, is non-specific and callable by the depositor, obligations have been included as less than one year.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Management’s Discussion and Analysis    55

GROUP FINANCIAL CONDITION
Financial Instruments

As a financial institution, the Bank’s assets and liabilities are substantially comprised of financial instruments. Financial assets of the Bank include, but are not limited to, cash resources, investment and trading securities, loans and derivatives while financial liabilities include deposits, obligations related to securities sold short, obligations related to securities sold under repurchase agreements, derivative instruments and subordinated debt.
The Bank uses financial instruments for both trading and non-trading activities. The Bank typically engages in trading activities by the purchase and sale of securities to provide liquidity and meet the needs of clients and, less frequently, by taking proprietary trading positions with the objective of earning a profit. Trading financial instruments include trading securities and trading derivatives. Non-trading financial instruments include the Bank’s lending portfolio, investment securities, hedging derivatives and financial liabilities. Trading financial instruments are measured at fair value in the Bank’s Consolidated Financial Statements while non-trading financial instruments are carried at cost. This reflects how the Bank manages its businesses internally. For details on how fair values of financial instruments are determined, refer to the Critical Accounting Estimates section on page 67.
The use of financial instruments allows the Bank to earn profits in interest and fee income. Financial instruments also create a variety of risks which the Bank manages with its extensive risk management policies and procedures. The key risks include interest rate, credit, liquidity, equities and foreign exchange risks. For a more detailed description on how the Bank manages its risk, refer to the Managing Risk section on pages 57 to 66.

RISK FACTORS AND MANAGEMENT
Risk Factors That May Affect Future Results

In addition to the risks described in the Managing Risk section, there are numerous other risk factors, many beyond our control, that could cause our results to differ significantly from our plans, objectives and estimates. Some of these factors are described below. All forward-looking statements, by their very nature, including those in this MD&A, are subject to inherent risks and uncertainties, general and specific, which may cause the Bank’s actual results to differ materially from the expectations expressed in the forward-looking statements. Some of these factors are discussed below and others are noted on the Caution Regarding Forward-Looking Statements on page 11 of this MD&A.

INDUSTRY FACTORS
General Business and Economic Conditions in the Regions in Which We Conduct Business
The Bank operates in Canada, the U.S. and other countries. As a result, the Bank’s earnings are significantly affected by the general business and economic conditions in the geographic regions in which it operates. These conditions include short-term and long-term interest rates, inflation, fluctuations in the debt and capital markets, exchange rates, the strength of the economy, threats of terrorism and the level of business conducted in a specific region. For example, in an economic downturn characterized by higher unemployment and lower family income, corporate earnings, business investment and consumer spending, the demand for our loan and other products would be adversely affected and the provision for credit losses would likely increase, resulting in lower earnings. Similarly, a natural disaster could result in a potential increase in claims which could adversely affect our results.

Currency Rates
Currency rate movements in Canada, the U.S. and other jurisdictions in which the Bank does business may have an adverse impact on the Bank’s financial position as a result of foreign currency translation adjustments and on the Bank’s future earnings. For example, the rising value of the Canadian dollar may negatively affect our investments and earnings in the U.S., including the Bank’s investment in TD Banknorth Inc. and TD Ameritrade Holding Corporation. The rising Canadian dollar may also adversely affect the earnings of the Bank’s small business, commercial and corporate clients in Canada.

Monetary Policy
The Bank’s earnings are affected by the monetary policies of the Bank of Canada and the Federal Reserve System in the U.S. and other financial market developments. Changes in the supply of money and the general level of interest rates can impact the Bank’s profitability. A change in the level of interest rates affects the interest spread between the Bank’s deposits and loans and as a result impacts the Bank’s net interest income. Changes in monetary policy and in the financial markets are beyond the Bank’s control and difficult to predict or anticipate.

Level of Competition
The Bank’s performance is impacted by the level of competition in the markets in which it operates. The Bank currently operates in a highly competitive industry. Customer retention can be influenced by many factors, such as the pricing of products or services, changes in customer service levels and changes in products or services offered.

Changes in Laws and Regulations, and Legal Proceedings
Changes to laws and regulations, including changes in their interpretation or implementation, could affect the Bank by limiting the products or services it can provide and increasing the ability of competitors to compete with its products and services. Also, the Bank’s failure to comply with applicable laws and regulations could result in sanctions and financial penalties that could adversely impact its earnings and damage the Bank’s reputation. Judicial or regulatory judgments and legal proceedings against the Bank may also adversely affect its results.

Accuracy and Completeness of Information on Customers and Counterparties
In deciding whether to extend credit or enter into other transactions with customers and counterparties, the Bank may rely on information furnished by them, including financial statements and other financial information. The Bank may also rely on the representations of customers and counterparties as to the accuracy and completeness of that information. The Bank’s financial condition and earnings could be negatively impacted to the extent it relies on financial statements that do not comply with GAAP, that are materially misleading, or that do not fairly present, in all material respects, the financial condition and results of operations of the customers and counterparties.

Accounting Policies and Methods Used by the Bank
The accounting policies and methods the Bank utilizes determine how the Bank reports its financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. Such estimates and assumptions may require revisions, and changes to them may materially adversely affect the Bank’s results of operations and financial condition.

BANK SPECIFIC FACTORS
New Products and Services to Maintain or Increase Market Share
The Bank’s ability to maintain or increase its market share depends, in part, on its ability to adapt products and services to evolving industry standards.

56    TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Management’s Discussion and Analysis

There is increasing pressure on financial services companies to provide products and services at lower prices. This can reduce the Bank’s net interest income and revenues from fee-based products and services. In addition, the widespread adoption of new technologies could require the Bank to make substantial expenditures to modify or adapt existing products and services. The Bank might not be successful in introducing new products and services, achieving market acceptance of its products and services, and/or developing and maintaining loyal customers.

Acquisitions and Strategic Plans
The Bank regularly explores opportunities to acquire other financial services companies or parts of their businesses directly or indirectly through the acquisition strategies of its subsidiaries. The Bank’s or a subsidiary’s ability to successfully complete an acquisition is often subject to regulatory and shareholder approvals and the Bank cannot be certain when or if, or on what terms and conditions, any required approvals will be granted. Acquisitions can affect future results depending on management’s success in integrating the acquired business. If the Bank or its subsidiary encounters difficulty in integrating the acquired business, maintaining the appropriate level of governance over the acquired business or finding appropriate leadership within the acquired entity, this can prevent the Bank from realizing expected revenue increases, cost savings, increases in market share and other projected benefits from the acquisition. The Bank’s financial performance is also influenced by its ability to execute strategic plans developed by management. If these strategic plans do not meet with success or there is a change in strategic plans, the Bank’s earnings could grow more slowly or decline.

Ability to Attract and Retain Key Executives
The Bank’s future performance depends to a large extent on its ability to attract and retain key executives. There is intense competition for the best people in the financial services sector. There is no assurance that the Bank will be able to continue to attract and retain key executives, employed by the Bank or an entity acquired by the Bank, although this is the goal of the Bank’s management resources’ policies and practices.

Business Infrastructure
Third parties provide key components of the Bank’s business infrastructure such as Internet connections and network access. Given the high volume of transactions we process on a daily basis, certain errors may be repeated or compounded before they are discovered and successfully rectified. Despite the contingency plans we have in place, disruptions in Internet, network access or other voice or data communication services provided by these third parties could adversely affect the Bank’s ability to deliver products and services to customers and otherwise conduct business.

RISK FACTORS AND MANAGEMENT
Managing Risk

EXECUTIVE SUMMARY
Financial services involves prudently taking risks in order to generate profitable growth. At the Bank, our goal is to earn a stable and sustainable rate of return for every dollar of risk we take, while putting significant emphasis on investing in our businesses to ensure we can meet our future growth objectives. Our businesses thoroughly examine the various risks to which they are exposed and assess the impact and likelihood of those risks. We respond by developing business and risk management strategies for our various business units taking into consideration the risks and business environment in which we operate.

WHAT ARE THE RISKS INVOLVED IN OUR BUSINESSES?
Through our businesses and operations, the Bank is exposed to a broad number of risks that have been identified and defined in our Enterprise Risk Framework. This framework forms the foundation for the setting of appropriate risk oversight processes and the consistent communication and reporting of key risks that could have an impact on the achievement of our business objectives and strategies.

THE ENTERPRISE RISK FRAMEWORK

As illustrated, the Enterprise Risk Framework sets out the major categories of risk to which we are exposed, and how they are interrelated.

WHO MANAGES RISK
We have a risk governance structure in place that assigns ownership of risk and outlines the accountabilities of directors, officers and employees involved in risk management. Our structure ensures that important information about risks flows up from the business units and oversight functions to the Senior Executive Team and the Board of Directors.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Management’s Discussion and Analysis    57

Executive Committees
Business Performance Review Committee • Chaired by the President and Chief Executive Officer. • Reviews overall strategies and operating performance.	Operational Risk Oversight Committee • Chaired by the Chief Risk Officer.[1] • Responsible for the oversight of all operational risk management and legislative compliance activities of the Bank.
Investment Committee
•    Chaired by the Chief Risk Officer.[1]
•    Reviews the performance of all significant investments, including the Bank’s own portfolio and client mandates, managed by internal and external portfolio managers.

Asset/Liability Committee
•    Chaired by the Chief Risk Officer.[2]
•    Responsible for the oversight of the Bank’s non-trading market risk, consolidated liquidity and funding position and consolidated capital position including foreign exchange capital hedging.

Reputational Risk Committee
•    Chaired by the Chief Risk Officer.[3]
•    Reviews and approves reputational risk issues as well as complex structured product transactions, and establishes and monitors policy involving reputational risk.

Disclosure Committee
•    Chaired by the Executive Vice President and Chief Financial Officer.
•    Responsible for ensuring appropriate controls and procedures are in place to permit timely, reliable and compliant disclosure to regulators, shareholders and the market.
		Enterprise Committee • Chaired by the President and Chief Executive Officer. • Responsible for coordinating enterprise-wide corporate functions and execution of merger and acquisition transactions.	Domestic Shared Services Committee • Chaired by the Vice Chair, Corporate Operations. • Responsible for effectively leveraging services shared by the Canadian-based businesses.

1 Currently chaired by the Vice Chair, Corporate Operations, on an interim basis.
2 Currently chaired by the Executive Vice President and Chief Financial Officer, on an interim basis.
3 Currently chaired by the Executive Vice President and General Counsel, on an interim basis.

OUR RISK GOVERNANCE STRUCTURE ESTABLISHES THAT:
•    The Board of Directors and its Risk Committee are responsible for overseeing the formation and nurturing by management of an effective risk management culture throughout the organization. Together, they set the Bank’s appetite for risk through the regular review and approval of appropriate enterprise-level risk management policies.
•    The Senior Executive Team of the Bank, chaired by the President and Chief Executive Officer is responsible for monitoring, evaluating and managing risk across the Bank as a whole.
•    The President and Chief Executive Officer and the Chief Risk Officer, with the support of other members of the Senior Executive Team, are accountable for identifying significant risks and communicating them to the Board of Directors.
•    Executive Committees provide enterprise-level oversight for key risks and exposures through the review and endorsement of risk management policies, strategies and control activities. The Executive Committees ensure there are sufficient and qualified risk management resources across the Bank to meet our risk management objectives. These committees meet regularly and hold special meetings where warranted.
•    The corporate risk management function, headed by the Chief Risk Officer, is responsible for setting enterprise-level policies and practices that reflect the risk appetite of the Bank. Risk Management also monitors and reports on discrete business and enterprise-level risks that could have a significant impact on the Bank’s well being. The Chief Risk Officer either chairs or is a member of the risk focused Executive Committees.
•    On an interim basis, the responsibilities of the Chief Risk Officer are shared among certain senior members of the Risk Management team.
•    The Audit and Compliance functions independently monitor and report to management and the Board of Directors on the effectiveness of risk management policies, procedures and internal controls.
•    Each business unit owns and is accountable for managing risk within the business unit, and is responsible for escalating significant risk issues as appropriate. Business management and risk management professionals in each business unit ensure that policies, processes and internal controls are in place to manage not only the business but also the risks inherent in that business.

HOW WE MANAGE RISK
The Bank has a comprehensive and proactive risk management approach that combines the experience and specialized knowledge of individual business units, risk professionals and the corporate oversight functions. Our approach is designed to promote a strong risk management culture and ensure alignment to the Bank’s strategic objectives. It includes:
•    Maintaining appropriate enterprise-wide risk management policies and practices including guidelines, requirements and limits to ensure risks are managed to acceptable levels.
•    Subjecting risk management policies to regular review and evaluation by the Executive Committees and review and approval by the Risk Committee of the Board.
•    An integrated enterprise-wide risk monitoring and reporting process that communicates key elements of the Bank’s risk profile, both quantitatively and qualitatively, to senior management and the Board of Directors.
•    Maintaining risk measurement methodologies that support risk quantification, including Value-at-Risk analysis, scenario analysis and stress-testing.
•    Annual self-assessments by significant business units and corporate oversight functions of their key risks and internal controls. Significant risk issues for the Bank are identified, escalated and monitored as needed.
•    Supporting appropriate performance measurement that allocates risk-based economic capital to businesses and charges a cost against that capital.
•    Actively monitoring internal and external risk events to assess whether our internal controls are effective.
•    Independent and comprehensive reviews conducted by the Audit department of the quality of the internal control environment and compliance with established risk management policies and procedures.

HOW RISK IS MANAGED AT TD BANKNORTH
As a publicly traded company, TD Banknorth actively manages risk within its own governance structure according to the risks inherent in its business. The Bank maintains oversight of the governance and management of TD Banknorth risks in a number of ways. Two of the Bank’s independent directors and the Chief Executive Officer are also members of TD Banknorth’s Board. One of these independent directors is a member of its Board Risk Committee. Semi-annually, the Chief Risk Officer of TD Banknorth provides an overview of TD Banknorth’s risk profile to the Bank’s Risk Committee of the Board, and TD Banknorth risk reports are reviewed quarterly at the Bank’s Risk Committee meetings.

58    TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Management’s Discussion and Analysis

At the management level, functions such as Risk Management, Compliance and Audit have established protocols that facilitate the exchange of information between the two companies. In particular, senior TD Banknorth Risk Management staff, including the Chief Risk Officer, meet regularly with their Bank Risk Management counterparts to discuss current and emerging risk issues. The Bank’s Chief Auditor reviews all TD Banknorth audit reports and provides information on significant TD Banknorth audit and risk issues to the Bank’s Audit Committee of the Board quarterly. The Bank’s Chief Compliance Officer meets regularly with TD Banknorth’s senior compliance staff to review key compliance issues, activities and reports. Additionally, TD Banknorth‘s asset/liability management activities are based on the Bank’s models and measurement processes.

HOW RISK IS MANAGED AT TD AMERITRADE
Although the Bank does not have a controlling interest in TD Ameritrade, it does have oversight of the risk function through appropriate board and management governance and protocols.
The Bank appoints five of the twelve TD Ameritrade directors, and this number currently includes our Chief Executive Officer, Vice Chairman for Corporate Operations, and an independent Bank director. TD Ameritrade bylaws, which state that future Chief Executive Officer appointments require approval of two-thirds of the Board, ensure the selection of TD Ameritrade’s Chief Executive Officers will require the support of TD. The directors we appoint participate in a number of TD Ameritrade Board committees, including chairing the Audit and the Compensation Committees.
Management’s oversight processes and protocols are aligned to coordinate necessary inter company information flow. In addition to regular communication at the Chief Executive Officer level, monthly operating reviews of TD Ameritrade permit the Bank to examine and discuss their operating results and key risks. As well, certain functions, such as Internal Audit, Finance and Compliance, have relationship protocols that allow for the sharing of information on risk and control issues. Quarterly reports to our Audit Committee and Risk Committee include comments on any significant audit and risk issues at TD Ameritrade.

The following pages describe the key risks the Bank faces and how they are managed.

Strategic Risk
Strategic risk is the potential for loss arising from ineffective business strategies, the absence of integrated business strategies, the inability to implement those strategies, and the inability to adapt the strategies to changes in the business environment.
The most significant strategic risks faced by the Bank are monitored, assessed, managed and mitigated by senior management, with oversight by the Board.

WHO MANAGES STRATEGIC RISK
The Senior Executive Team manages the Bank’s strategic risk. The Senior Executive Team is composed of the most senior executives of the Bank, representing every significant business and corporate oversight function.
The Bank’s overall strategy is established by the President and Chief Executive Officer and the Senior Executive Team, in consultation with and subject to approval by the Board of Directors. In addition, the Enterprise Committee is responsible for the execution of merger and acquisition transactions. Each executive who manages a significant business or function is responsible for managing strategies within that area, and for ensuring that they are aligned with the Bank’s overall strategy. They are also accountable to the President and Chief Executive Officer and the Senior Executive Team for monitoring, managing and reporting on business risks inherent in their respective strategies.
The President and Chief Executive Officer reports to the Board on the implementation of Bank strategies, identifying business risks within those strategies and how they are managed.

HOW WE MANAGE STRATEGIC RISK
The strategies and operating performance of the Bank’s significant business units and corporate oversight functions are reviewed by the Senior Executive Team in business performance review sessions. The frequency with which strategies are reviewed in these sessions depends on the risk profile and the magnitude of the business or function concerned.

Credit Risk
Credit risk is the potential for financial loss if a borrower or counterparty in a transaction fails to meet its obligations.
Credit risk is one of the most significant and pervasive risks in banking. Every loan, extension of credit or transaction that involves settlements between the Bank and other parties or financial institutions - such as derivative transactions and securities inventories - exposes the Bank to some degree of credit risk. For this reason, we lend exclusively on a relationship basis, and we manage all of our businesses in a disciplined and conservative manner, with a strict focus on economic returns for all client relationships.
Our primary objective is to create a thorough, transparent and methodological approach to credit risk in order to better understand, select and dynamically manage our exposures to deliver reduced earnings volatility.
Our strategy is to ensure strong central oversight of credit risk in each business, reinforcing a culture of accountability, independence and balance.

WHO MANAGES CREDIT RISK
The responsibility for credit risk management is enterprise-wide in scope. A strong risk management culture has been integrated into the daily routines, decision making and strategy setting of the businesses within the Bank. Understanding and managing credit risk is the responsibility of each and every business.
Credit risk control functions are integrated into the businesses to reinforce ownership of credit risk, but report jointly to the business head and Risk Management to ensure objectivity and accountability. These groups are primarily responsible for adjudication, subject to compliance with established policies, exposure guidelines and discretionary limits, and adherence to established standards of credit assessment.
Independent oversight of credit risk is provided by Risk Management, through the development of centralized policies to govern and control portfolio risks and more product specific policies as required.
The Risk Committee of the Board ultimately oversees the management of credit risk and approves all major credit risk policies of the Bank.

HOW WE MANAGE CREDIT RISK
Credit Risk is managed through a centralized infrastructure based on:
•    The centralized approval, by Risk Management, of all credit risk policies and the discretionary limits of officers throughout the Bank for extending lines of credit.
•    The establishment of guidelines to monitor and limit concentrations in the portfolios in accordance with the Board-approved, enterprise-wide policies governing country risk, industry risk and group exposures.
•    The development and implementation of models and policies for establishing Borrower and Facility Risk Ratings to quantify the level of risk and facilitate its management in our Commercial Banking and Wholesale Banking businesses. These models are reviewed on a regular basis to ensure ongoing appropriateness, accuracy and validity.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Management’s Discussion and Analysis    59

•    Implementation of dynamic management processes to monitor country, industry and counterparty risk ratings which include daily, monthly and quarterly review requirements of larger credit exposures.
•    Approval of the scoring techniques and standards used in extending personal credit.

COUNTRY RISK
Unanticipated economic or political changes in a foreign country could affect cross-border payments for goods and services, loans, dividends, trade-related finance, as well as repatriation of the Bank’s capital in that country. The Bank currently has counterparty exposure in 63 countries with the majority of the exposure in North America. Country risk ratings are based on approved risk rating models and expert judgment and are used to establish country exposure guidelines covering all aspects of credit exposure, across all businesses. Country risk ratings are dynamically managed and subject to a detailed review on at least an annual basis.

INDUSTRY RISK
As part of our credit risk strategy, we establish industry and group limits for credit exposure against specific industry sectors. A systematic approach is used to limit industry concentrations and ensure diversification of the Bank’s loan portfolio. Industry exposure guidelines are a key element of this process as they limit exposure based on an internal risk rating score. The rating is determined through the use of our industry risk rating model and detailed industry analysis. If several industry segments are affected by common risk factors, we assign a single exposure guideline to them. In addition, for each industry, Risk Management assigns a concentration limit, which is a percentage of the Bank’s total wholesale and commercial exposure. We regularly review industry risk ratings to ensure that they properly reflect the risk of the industry.

COUNTERPARTY RISK
Through the use of segment specific models and expert judgement, the Bank assigns each borrower a Borrower Risk Rating which reflects the probability of default of the borrower. The Borrower Risk Rating determines the amount of credit exposure the Bank is prepared to take to the borrower. In addition, using a model-based approach, each credit facility extended to a borrower is assigned a Facility Risk Rating to reflect the expected loan recovery rates by assessing the collateral and/or asset values supporting the facility.
For accounts where exposures include derivatives, we use master netting agreements and/or collateral whenever possible to reduce our exposures.
We use a risk-adjusted return on capital model to assess the return on credit relationships according to the structure and maturity of the loans and the internal ratings of the borrowers involved. We review the established risk ratings and return on capital for each borrower at least once every year.

CREDIT DERIVATIVES
We use credit derivatives to mitigate credit risk in our portfolio. Credit derivatives allow the Bank to transfer risk associated with an underlying asset to another obligor in a synthetic transaction. The obligor is paid a fee to take on this credit risk while the Bank retains the underlying credit asset.
Credit default protection is generally only purchased from strong investment grade counterparties. When terms of the protection match the terms of the underlying asset, the notional exposure of the underlying credit facility is reduced by the notional amount of the protection.

PERSONAL CREDIT
The personal credit portfolios are large segments, which include residential mortgages, unsecured loans, credit card receivables, and small business credits. These portfolios are made up of a large number of relatively small accounts. Thus, credit risk is evaluated most efficiently through statistically-derived analytical models and decision strategies. Requests for personal credit are processed using automated credit scoring systems or, for larger and more complex transactions, are directed to underwriters in regional credit centres who operate within clear authority limits. Once retail credits are funded they are continually monitored with quantitative customer management programs to identify changes in risk and provide opportunities that increase risk-adjusted performance. The centralized quantitative review of personal credit has resulted in well-balanced portfolios with predictable risk performance.
Consistent with its strategy of efficient quantitative evaluation of personal credit, the Bank channels a large portion of its technology investment in the platform for retail applications, loan fulfillment, and customer account management. This ongoing investment not only improves the Bank’s ability to manage retail credit losses within predictable ranges, it also strengthens the control environment that reduces the potential for operational errors. The infrastructure investment also provides more complete, timely and accurate management information, permitting measurable improvement in the management of credit risk. Thus, the Bank’s personal credit strategy is to leverage the disciplined management of the personal credit portfolio with state-of-the-art systems, methods and processes.

CLASSIFIED RISK/IMPAIRED LOANS
Classified risk refers to loans and other credit exposures that pose a higher than normal credit risk. A loan is considered impaired when, in management’s opinion, we can no longer be reasonably assured that we will be able to collect the full amount of principal and interest when due.
We establish specific allowances for impaired loans when a loss is likely or when the estimated value of the loan is less than its recorded value, based on discounting expected future cash flows. Allowances for personal credit portfolios are based on delinquency and type of security.
See the Credit Portfolio Quality section on pages 44 to 50.

Market Risk
Market risk is the potential for loss from changes in the value of financial instruments. The value of a financial instrument can be affected by changes in interest rates, foreign exchange rates, equity and commodity prices and credit spreads.
We are exposed to market risk in our trading and investment portfolios, as well as through our non-trading activities. In our trading and investment portfolios we are active participants in the market, seeking to realize returns for the Bank through careful management of our positions and inventories. In our non-trading activities we are exposed to market risk through the transactions that our customers execute with us.

MARKET RISK IN TRADING ACTIVITIES
The four main trading activities that expose us to market risk are:
•    Market making: We provide markets for a large number of securities and other traded products. We keep an inventory of these securities to buy from and sell to investors, profiting from the spread between bid and ask prices. Profitability is driven by trading volumes.
•    Sales: We provide a wide variety of financial products to meet the needs of our clients, earning money on these products from mark ups and commissions. Profitability is driven by sales volumes.

60    TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Management’s Discussion and Analysis

•    Arbitrage: We take positions in certain markets or products and offset the risk in other markets or products. Our knowledge of various markets and products and how they relate to one another allows us to identify and benefit from pricing anomalies.
•    Positioning: We aim to make profits by taking positions in certain financial markets in anticipation of changes in those markets. This is the riskiest of our trading activities and we use it selectively.

WHO MANAGES MARKET RISK IN TRADING ACTIVITIES
Primary responsibility for managing market risk lies with Wholesale Banking, with oversight from Trading Risk Management within Risk Management.
The Market Risk and Capital Committee is chaired by the Senior Vice President, Trading Risk Management and includes members of senior management from Wholesale Banking and Audit. They meet regularly to conduct a review of the market risk profile of our trading businesses, approve changes to risk policies, review underwriting inventories, and review the usage of capital and assets in Wholesale Banking.
The Risk Committee of the Board oversees the management of market risk and periodically approves all major market risk policies.

HOW WE MANAGE MARKET RISK IN TRADING ACTIVITIES
Managing market risk is a key part of our business planning process. We begin new trading operations or expand existing ones only if the risk has been thoroughly assessed and is judged to be within our risk tolerance and business expertise, and if the appropriate infrastructure is in place to monitor, control and manage the risk.

Trading Limits
We set trading limits that are consistent with the approved business plan for each business and our tolerance for the market risk of that business. In setting limits we take into account market volatility, market liquidity, trader experience and business strategy. Limits are prescribed at the desk level, portfolio level, business line level and in Wholesale Banking in aggregate.
Our primary trading limits are sensitivity and specialized limits, such as notional limits, credit spread limits, yield curve shift limits, price and volatility shift limits. A variety of other limits are also reviewed.
Another primary measure of trading limits is Value-at-Risk (VaR). VaR measures the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of time. We use VaR to monitor and control overall risk levels and to calculate the regulatory capital required for market risk in trading activities.
At the end of each day, risk positions are compared with risk limits and all instances where trading limits have been exceeded are reported. Any excesses are escalated and managed according to market risk policies and procedures. For selected high-impact excesses, there is an immediate escalation process to the Chief Risk Officer.

Calculating VaR
We estimate VaR by creating a distribution of potential changes in the market value of the current portfolio. We value the current portfolio using the most recent 251 trading days of market price and rate changes. VaR is then computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days.
The graph below discloses daily VaR usage.1

1 VaR data excludes TD Ameritrade.

TABLE 35	VALUE-AT-RISK
For the years ended October 31	2006				2005
(millions of Canadian dollars)	Year-end	Average	High	Low	Year-end	Average	High	Low
Interest rate risk	$(4.0)	$(8.2)	$(14.0)	$(3.5)	$(7.3)	$(8.2)	$(13.7)	$(5.2)
Equity risk	(6.0)	(5.6)	(10.8)	(3.3)	(5.5)	(5.6)	(10.0)	(3.6)
Foreign exchange risk	(1.2)	(2.1)	(4.4)	(0.5)	(1.9)	(2.8)	(6.2)	(0.9)
Commodity risk	(1.0)	(1.3)	(4.2)	(0.4)	(0.8)	(1.0)	(2.8)	(0.4)
Diversification effect[1]	5.0	7.3	n/m2	n/m2	4.8	8.1	n/m2	n/m2
General Market Value-at-Risk	$(7.2)	$(9.9)	$(14.8)	$(6.2)	$(10.7)	$(9.5)	$(15.8)	$(5.9)

1 The aggregate VaR is less than the sum of the VaR of the different risk types due to risk offsets resulting from portfolio diversification effect.
2 Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Stress Testing
Our trading business is subject to an overall global stress test limit. As well, each global business has a stress test limit, and each broad risk class has an overall stress test limit. Stress scenarios are designed to model extreme economic events, replicate worst-case historical experiences or introduce large but plausible moves in key market risk factors.
Stress tests are produced and reviewed regularly with the Chief Risk Officer, and with the Market Risk and Capital Committee.

MARKET RISK IN INVESTMENT ACTIVITIES
We are also exposed to market risk in the Bank’s own investment portfolio and in the merchant banking business. Risks are managed through a variety of processes, including identification of our specific risks and determining their potential impact. Policies and procedures are established to monitor, measure and mitigate those risks.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Management’s Discussion and Analysis    61

WHO MANAGES RISK IN INVESTMENT ACTIVITIES
The Risk Committee of the Board reviews and approves the investment policies and limits for the Bank’s own portfolio and for the merchant banking business. The Investment Committee regularly reviews the performance of the Bank’s investments and assesses the success of the portfolio managers.

HOW WE MANAGE RISK IN INVESTMENT ACTIVITIES
We use advanced systems and measurement tools to manage portfolio risk. Risk intelligence is embedded in the investment decision-making process by integrating performance targets, risk/return tradeoffs and quantified risk tolerances. Analysis of returns identifies performance drivers such as sector and security exposures, as well as the impact of certain processes such as the execution of trades.

MARKET RISK IN NON-TRADING BANKING TRANSACTIONS
We are exposed to market risk when we enter into non-trading banking transactions with our customers. These transactions primarily include deposit taking and lending, which are also referred to as “asset and liability” positions.

Asset/Liability Management
Asset/liability management deals with managing the market risks of our traditional banking activities. Market risks primarily include interest rate risk and foreign exchange risk.

WHO IS RESPONSIBLE FOR ASSET/LIABILITY MANAGEMENT
The Treasury and Balance Sheet Management department measures and manages the market risks of our non trading banking activities, with oversight from the Asset/Liability Committee, which includes the Executive Vice President and Chief Financial Officer as well as other senior executives, and is chaired by the Chief Risk Officer (currently, it is chaired by the Chief Financial Officer on an interim basis). The Risk Committee of the Board periodically reviews and approves all asset liability management market risk policies and compliance with approved risk limits.

HOW WE MANAGE OUR ASSET AND LIABILITY POSITIONS
When Bank products are issued, risks are measured using a fully hedged option-adjusted transfer-pricing framework that allows treasury and balance sheet management to measure and manage product risk within a target risk profile. The framework also ensures that business units engage in risk-taking activities only if they are productive.

Managing Interest Rate Risk
Interest rate risk is the impact that changes in interest rates could have on the Bank’s margins, earnings and economic value. The objective of interest rate risk management is to ensure that earnings are stable and predictable over time. To this end, the Bank has adopted a disciplined hedging approach to managing the net income contribution from its asset and liability positions including a modeled maturity profile for non-rate sensitive assets, liabilities and equity. Key aspects of this approach are:
•    Evaluating and managing the impact of rising or falling interest rates on net interest income and economic value.
•    Measuring the contribution of each Bank product on a risk-adjusted, fully-hedged basis, including the impact of financial options, such as mortgage commitments, that are granted to customers.
•    Developing and implementing strategies to stabilize net income from all personal and commercial banking products.
We are exposed to interest rate risk when asset and liability principal and interest cash flows have different payment or maturity dates. These are called “mismatched positions.” An interest-sensitive asset or liability is repriced when interest rates change or when there is cash flow from final maturity, normal amortization, or when customers exercise prepayment, conversion or redemption options offered for the specific product.
Our exposure to interest rate risk depends on the size and direction of interest rate changes, and on the size and maturity of the mismatched positions. It is also affected by new business volumes, renewals of loans or deposits, and how actively customers exercise options such as prepaying a loan before its maturity date.
Interest rate risk is measured using various interest rate “shock” scenarios to estimate the impact of changes in interest rates on both the Bank’s annual Earnings at Risk (EaR) and Economic Value at Risk (EVaR). EaR is defined as the change in the Bank’s annual net interest income from a 100-basis-point unfavourable interest-rate shock due to mismatched cash flows. EVaR is defined as the difference in the change in the present value of the Bank’s asset portfolio and the change in the present value of the Bank’s liability portfolio, including off-balance-sheet instruments, resulting from a 100-basis-point unfavourable interest-rate shock.
Valuations of all asset and liability positions, as well as off-balance-sheet exposures, are performed regularly. Our objectives are to protect the present value of the margin booked at the time of inception for fixed rate assets and liabilities, and to reduce the volatility of net interest income over time. The interest rate risk exposures from instruments with closed (non-optioned) fixed rate cash flows are measured and managed separately from embedded product options. Projected future cash flows include the impact of modeled exposures for:
•    An assumed maturity profile for the Bank’s core deposit portfolio.
•    The Bank’s targeted investment profile on its net equity position.
•    Liquidation assumptions on mortgages other than from embedded pre-payment options.
           The objective of portfolio management within the closed book is to eliminate cash flow mismatches, thereby reducing the volatility of net interest income.
Product options, whether they are freestanding options such as mortgage rate commitments or embedded in loans and deposits, expose the Bank to a significant financial risk.
Our exposure from freestanding mortgage rate commitment options is modelled based on an expected funding ratio derived from historical experience. We model our exposure to written options embedded in other products, such as the rights to prepay or redeem, based on analysis of rational customer behaviour. We also model an exposure to declining interest rates resulting in margin compression on certain interest rate-sensitive demand deposit accounts. Product option exposures are managed by purchasing options or through a dynamic hedging process designed to replicate the payoff on a purchased option.

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The following graph shows our interest rate risk exposure (EVaR) on all instruments within the financial position, i.e. the closed (non-optioned) instruments plus product options. In 2006, the portfolio was most sensitive to an immediate and sustained 100-basis point decrease in rates. Had this occurred, the economic value of shareholders’ equity would have decreased by $51 million, after tax. In contrast, the portfolio in 2005 was more sensitive to a 100-basis point increase in rates, which would have caused an after-tax decrease of $36 million. During the year ending October 31, 2006, the EVaR for the total portfolio ranged from $24 to $53 million.The current exposure represents a small proportion of Board approved limits and represents a closely-hedged portfolio based on product assumptions.

            For the Earnings at Risk measure (not shown on the graph), a 100-basis point decrease in rates on October 31, 2006 would have reduced pre-tax net income by $0.5 million in the next 12 months. In 2005, the Bank was also most exposed to a decrease in rates, which would have reduced pre-tax income by $15 million.

Managing Non-trading Foreign Exchange Risk
Foreign exchange risk refers to losses that could result from changes in foreign currency exchange rates. Assets and liabilities that are denominated in foreign currencies have foreign exchange risk.
We are exposed to non-trading foreign exchange risk from our investments in foreign operations, and when our foreign currency assets are greater or less than our liabilities in that currency, they create a foreign currency open position. An adverse change in foreign exchange rates can impact the Bank’s reported net income and equity, and also the Bank’s capital ratios. Our objective is to minimize these impacts.
Minimizing the impact of an adverse foreign exchange rate change on reported equity will cause some variability in capital ratios, due to the amount of RWA that are denominated in a foreign currency. If the Canadian dollar weakens, the Canadian-dollar equivalent of the Bank’s RWA in a foreign currency increases, thereby increasing the Bank’s capital requirement. For this reason, the foreign exchange risk arising from the Bank’s net investments in foreign operations is hedged to the point where capital ratios change by no more than a tolerable amount for a given change in foreign exchange rates. The tolerable amount increases as the Bank’s capital ratio increases.

WHY PRODUCT MARGINS FLUCTUATE OVER TIME
As explained above, the Bank’s approach to asset/liability management locks in margins on fixed rate loans and deposits as they are booked. It also mitigates the impact of an instantaneous interest-rate shock on the level of net interest income to be earned over time as a result of cash flow mismatches and the exercise of embedded options. Despite this approach, however, the margin on average earning assets can change over time for the following reasons:
•    Margins earned on new and renewing fixed-rate products relative to the margin previously earned on matured products will affect the existing portfolio margin.
•    The weighted-average margin on average earning assets will shift due to changes in the mix of business.
•    Changes in the prime-Bankers’ Acceptances basis and the lag in changing product prices in response to changes in wholesale rates may have an impact on margins earned.
•    The general level of interest rates will impact the return the Bank generates on its modeled maturity profile for core deposits and the investment profile for its net equity position as it evolves over time. The general level of interest rates is also a key driver of some modeled option exposures, and will affect the cost of hedging such exposures.
The Bank’s approach tends to moderate the impact of these factors over time, resulting in a more stable and predictable earnings stream.
Net interest income simulation modeling is employed to assess the level and changes in net interest income to be earned over time under various interest rate scenarios. It also includes the impact of projected product volume growth, new margin and product mix assumptions.

Liquidity Risk
Liquidity risk is the risk that we cannot meet a demand for cash or fund our obligations as they come due. Demand for cash can arise from withdrawals of deposits, debt maturities and commitments to provide credit. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price.
The Bank must always ensure that it has access to enough readily available funds to cover its financial obligations as they come due and to sustain and grow its assets and operations both under normal and stress conditions. In the unlikely event of a funding disruption, the Bank needs to be able to continue to function without being forced to sell too many of its assets. The process that ensures adequate access to funds is known as the management of liquidity risk.

WHO MANAGES LIQUIDITY RISK
The Asset/Liability Committee oversees the Bank’s liquidity risk management program. It ensures that an effective management structure is in place to properly measure and manage liquidity risk. In addition, a Global Liquidity Forum, comprising senior management from Finance, Treasury and Balance Sheet Management, Risk Management and Wholesale Banking, identifies and monitors our liquidity risks. When necessary, the Forum recommends actions to the Asset/Liability Committee to maintain our liquidity position within limits in both normal and stress conditions.

2, 3 EVAR and EAR information excludes the impact of TD Banknorth exposures.

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The Bank has one global liquidity risk policy, but the major operating areas measure and manage liquidity risks as follows:
•    The Treasury and Balance Sheet Management department is responsible for consolidating and reporting the Bank’s global liquidity risk position and for managing the Canadian Personal and Commercial Banking liquidity position.
•    Wholesale Banking is responsible for managing the liquidity risks inherent in the wholesale banking portfolios.
•    TD Bank USA is responsible for managing its liquidity position.
•    Each area must comply with the Global Liquidity Risk Management policy that is periodically reviewed and approved by the Risk Committee of the Board.

HOW WE MANAGE LIQUIDITY RISK
The Bank’s overall liquidity requirement is defined as the amount of liquidity required to fund expected cash outflows as well as a prudent liquidity reserve to fund potential cash outflows in the event of a disruption in the capital markets or other event that could affect our access to liquidity. We do not rely on short-term wholesale funding for purposes other than funding marketable securities or short-term assets.
We measure liquidity requirements using a conservative base case scenario to define the amount of liquidity that must be held at all times for a specified minimum period. This scenario provides coverage for 100% of our unsecured wholesale debt coming due, as well as other potential deposit run-off and related liabilities. We also use an extended liquidity coverage test to ensure that we can fund our operations on a fully collateralized basis for a period up to one year.
We meet liquidity requirements by holding assets that can be readily converted into cash, and by managing our cash flows. To qualify for liquidity purposes, assets must be currently marketable, of sufficient credit quality and available for sale. Liquid assets are represented in a cumulative liquidity gap framework based on settlement timing and market depth. Assets needed for collateral purposes or those that are similarly unavailable are not included for liquidity purposes.
While each of our major operations has responsibility for the measurement and management of its own liquidity risks, we also manage liquidity on a global basis to ensure consistent and efficient management of liquidity risk across all of our operations. On October 31, 2006 our consolidated surplus liquid asset position up to 90 days was $18.8 billion, compared with a surplus liquid asset position of $23.6 billion on October 31, 2005. Our surplus liquid asset position is the Bank’s total liquid assets less the Bank’s unsecured wholesale funding requirements, potential non-wholesale deposit run-off and contingent liabilities coming due in 90 days.
If a liquidity crisis were to occur, we have contingency plans in place to ensure that we can meet all our obligations as they come due.

FUNDING
The Bank has a large base of stable retail and commercial deposits, making up over 63% of our total funding. In addition, we have an active wholesale funding program to provide access to widely diversified funding sources, including asset securitization. The Bank’s wholesale funding is diversified geographically, by currency and by distribution network. We maintain limits on the amounts of deposits that we can hold from any one depositor so that we do not overly rely on one or a small group of customers as a source of funding. We also limit the amount of wholesale funding that can mature in a given time period.
In 2006, the Bank securitized and sold $3.0 billion of mortgages and $3.5 billion of lines of credit. In addition, the Bank issued $3.7 billion of other medium and long-term funding, $2.3 billion of subordinated debt and $0.4 billion of preferred shares.

Insurance Risk
Insurance risk is the risk of loss due to actual insurance claims exceeding the insurance claims expected in product pricing. This risk can arise due to improper estimation or selection of the underlying risks, poor product design, extreme or catastrophic events, as well as the inherent randomness associated with the risks insured.
Insurance by nature involves the distribution of products that transfer individual risks with the expectation of a return built into the insurance premiums earned. We are exposed to insurance risk in our property and casualty insurance business and our life and health insurance and reinsurance businesses.

WHO MANAGES INSURANCE RISK
Primary responsibility for managing insurance risk lies with senior management within the insurance business units, with oversight from Risk Management. The Audit Committee of the Board of Directors acts as the Audit and Conduct Review Committee for the Canadian insurance company subsidiaries. The insurance company subsidiaries also have their own separate boards of directors, as well as independent appointed Actuaries, that provide additional risk management oversight.

HOW WE MANAGE INSURANCE RISK
We maintain a number of policies and practices to manage insurance risk. Sound product design is an essential element. The vast majority of risks insured are short-term in nature, i.e. they do not involve long term pricing guarantees. Geographic diversification and product line diversification are important elements, as well. Reinsurance protection is purchased to further minimize exposure to fluctuations in claims, notably the exposure to natural catastrophes in the property and casualty insurance business. We also manage risk through effective underwriting and claim adjudication practices, ongoing monitoring of experience, and stress testing scenario analysis.

Operational Risk
Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.
Operating a complex financial institution exposes our businesses to a broad range of operational risks, including: failed transaction processing and documentation errors, fiduciary and information breaches, technology failures, business disruption, theft and fraud, workplace safety and damage to physical assets originating from internal or outsourced business activities. The impact can result in financial loss, reputational harm or regulatory censure and penalties.
Managing operational risk is imperative and essential to creating and sustaining shareholder value, operating efficiently and providing reliable, secure and convenient access to financial services. This involves ensuring the Bank maintains an effective operational risk management framework of policies, processes, resources and internal controls for managing operational risk to acceptable levels.

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WHO MANAGES OPERATIONAL RISK
Risk Management is responsible for the design and maintenance of the Bank’s overall operational risk management framework that sets out the enterprise level governance processes, policies and practices to identify, assess, report, mitigate and control operational risk. Risk Management facilitates appropriate monitoring and reporting of the Bank’s operational risk exposures to senior management, the Operational Risk Oversight Committee and the Risk Committee of the Board.
The Bank also maintains specialist groups who focus exclusively on managing specific operational risk exposures that require targeted mitigation activities. These areas are responsible for setting enterprise-level policies and maintaining appropriate oversight in particular areas such as business continuity, outsourcing management, technology risk management and information security.
The senior management of individual business units have primary accountability for the ongoing management of operational risk in accordance with the Bank’s operational risk management policies. Each business unit and corporate area has an independent risk management function that implements the operational risk management framework consistent with the nature and scope of the operational risks to which the area is exposed. Each business unit has a Risk Management Committee comprising the senior executives in the unit, providing oversight on operational risk management issues and initiatives.

HOW WE MANAGE OPERATIONAL RISK
Through the operational risk management framework, the Bank maintains a system of comprehensive policies, processes and methodologies to manage operational risk to acceptable levels and emphasize proactive management practices. Key operational risk management practices include:

Risk and Control Self-Assessment
Internal control serves as one of the primary lines of defense in safeguarding the Bank’s employees, customers, assets, information and preventing and detecting errors and fraud. The Risk and Control Self-Assessment is a process adopted by each of our businesses to proactively identify key operational risks to which they are exposed and assess whether there are appropriate internal controls in place to mitigate these risks. Management also uses the results of this process to ensure their businesses maintain effective internal controls in compliance with the Bank’s policies.

Operational Risk Event Monitoring
Operational risk event monitoring is important to maintain our awareness of the risks we encounter and to assist management in taking constructive action to reduce our exposure to future losses. The Bank uses a centralized reporting system to monitor and report on internal and external operational risk events. This event data is analyzed to determine trends for benchmarking, and to gain an understanding of the types of risks our businesses and the Bank as a whole face.

Risk Reporting
Risk Management, in partnership with business management, facilitates regular reporting of risk-related metrics up to senior management and the Board of Directors that provides transparent indicators regarding the level and direction of risk throughout the Bank. Significant operational risk issues and action plans are systematically tracked and reported to ensure management accountability and attention is maintained.

Insurance
Risk Management actively manages a broad portfolio of insurance and other risk financing instruments to provide additional protection from loss. Risk Management assesses the type and level of corporate and third-party insurance coverage that is required to ensure it meets our tolerance for risk and statutory requirements. This includes conducting in-depth risk and financial analysis and identifying opportunities to transfer our risk where appropriate.

Technology and Information
Managing the operational risk exposures related to our use of technology and information is of significant importance to the Bank. Technology and information is used in virtually all aspects of our business and operations including creating and supporting new markets, competitive products and delivery channels. Technology and information risk exposures associated with the operational integrity and security of our information, systems and infrastructure are actively managed through the implementation of enterprise-level technology risk and information security management programs that are patterned on industry best practices and the Bank’s operational risk management framework. These management programs include robust threat and vulnerability assessments, security and disciplined change management practices.

Business Continuity Management
Business Continuity Management is a vital and integral part of the Bank’s operational risk management framework. It includes maintaining enterprise-wide business continuity management practices, which allows the executive and senior management to continue to manage and operate their business under adverse conditions, by the execution of resilient strategies, recovery objectives, business continuity and crisis management plans and communication protocols. All areas of the Bank maintain and regularly test business continuity plans to address the loss or failure of any component on which critical functions depend.

Outsourcing Management
Outsourcing is any arrangement where a service provider performs a business activity, function or process on behalf of the Bank, that a bank could normally be expected to perform itself. Outsourcing business activities are beneficial to the Bank by providing access to leading technology, specialized expertise, economies of scale and operational efficiencies. While these arrangements bring benefits to our businesses and customers, we recognize that there are attendant risks that need to be managed. To minimize our exposure to risks related to outsourcing, we maintain an enterprise-level outsourcing risk management program that includes specifying minimum standards for due diligence and ongoing monitoring of service providers, according to significance of the particular outsourcing arrangement.

Regulatory and Legal Risk
Regulatory risk is the risk of non-compliance with applicable legislation, regulation and regulatory directives. Legal risk is the risk of non-compliance with legal requirements, including the effectiveness of preventing and handling litigation.
Financial services is one of the most closely regulated industries, and the management of a financial services business, such as ours, is expected to meet high standards in all business dealings and transactions. As a result, we are exposed to regulatory risk in virtually all of our activities. The Bank and its subsidiaries are also involved in various legal actions in the ordinary course of business, many of which are loan-related. Failure to meet regulatory requirements not only poses a risk of regulatory censure or penalty, and may lead to litigation, but also puts the reputation of the Bank as a whole at risk.

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Financial penalties, judicial or regulatory judgments and other costs associated with legal proceedings may also adversely affect the earnings of the Bank.
Regulatory and legal risk differs from other banking risks, such as credit risk or market risk, in that it is typically not a risk actively or deliberately assumed by management in expectation of a return. It occurs as part of the normal course of operating our businesses.

WHO MANAGES REGULATORY AND LEGAL RISK
Proactive management of regulatory risk is carried out primarily through an enterprise-wide regulatory risk management framework called the “Legislative Compliance Management Framework” (LCM). The Compliance department is responsible for the LCM. Under the LCM, business unit management is responsible for managing day-to-day regulatory risk. They are required to demonstrate compliance with all regulatory requirements, and they receive advice and assistance from the corporate oversight functions, including Legal, Compliance and Audit.
Internal and external counsel also work closely with the business units in daily operations to identify areas of potential legal risk, to draft and negotiate legal agreements to manage those risks, to provide advice on the performance of legal obligations under agreements, and to manage litigation to which the Bank and its subsidiaries are a party.

HOW WE MANAGE REGULATORY AND LEGAL RISK
Business units manage day-to-day regulatory and legal risk primarily by setting the appropriate tone at the top with respect to compliance, establishing and maintaining appropriate policies and procedures, and monitoring for compliance. The corporate oversight functions also promote a compliance culture within the Bank by:
•    Communicating regulatory requirements and emerging compliance risks to each business unit.
•    Ensuring that business units have appropriate policies and procedures in place and that staff are trained to meet regulatory requirements, as well as the effectiveness of internal controls.
•    Independently monitoring and testing the business units for adherence to the policies, procedures and requirements, as well as the effectiveness of internal controls.
•    Tracking, escalating and reporting significant issues and findings to senior management and the Board.
Compliance with regulatory requirements is also documented through a formal business unit management certification process. In addition to ongoing monitoring and review processes, Canadian business units annually review regulatory requirements relating to the unit’s governing legislation and update their risk assessments and the controls that they have in place to mitigate those risks. The higher the risk, the more rigorous the control process must be to minimize the risk of non-compliance. Their assessments are also reviewed by the Compliance department to evaluate the effectiveness of the business unit controls. Once the annual review process is completed, senior management of the business unit certify in writing whether they are in compliance with applicable regulatory requirements, or whether any gaps or weaknesses exist - in which case an action plan must be established and implemented to remedy the gap or weakness.
While it is not possible to completely eliminate legal risk, the legal function strives to ensure that the business units understand the potential risks, and actively seek to manage them in order to reduce the Bank’s exposure. In addition, legal risk associated with the handling of litigation is managed by:
•    Use of appropriate experts and external counsel.
•    Regular review of matters by the Legal department with the business involved and others as needed.
•    With respect to the effect of litigation on the Bank’s financial condition and related reporting, quarterly review of matters by the Legal department and General Counsel with the Finance department and other areas of management, the shareholders’ auditors and, if material, the Audit Committee.

Reputational Risk
Reputational risk is the potential that negative publicity, whether true or not regarding an institution’s business practices, actions or inactions, will or may cause a decline in the institution’s value, liquidity or customer base.
A company’s reputation is a valuable business asset in its own right, essential to optimizing shareholder value and, as such, is constantly at risk. Reputational risk cannot be managed in isolation from other forms of risks, since all risks can have an impact on reputation, which in turn can impact the brand, earnings and capital. Credit, market, operational, insurance, liquidity, regulatory and legal risks must all be managed effectively in order to safeguard the Bank’s reputation.
As business practices evolve to address new operating environments with respect to reputational risk, we, like others in our industry, have strengthened our focus in this area. We have an enterprise-wide reputational risk management policy, approved by the Risk Committee of the Board, which establishes a framework under which each business unit identifies reputational issues, which are then considered at the appropriate committees including the Reputational Risk Committee. In our wholesale business, we also have defined and documented a process to approve structured transactions. The process involves committees with representation from the businesses and control functions, and includes consideration of all aspects of a new Structured Product, including reputational risk.

WHO MANAGES REPUTATIONAL RISK
Ultimate responsibility for the Bank’s reputation lies with the Senior Executive Team and the executive committees that examine reputational risk as part of their ongoing mandate. However, every employee and representative of the Bank has a responsibility to contribute in a positive way to the Bank’s reputation. This means ensuring that ethical practices are followed at all times, that interactions with our stakeholders are positive and that the Bank complies with applicable policies, legislation and regulations. Reputational risk is most effectively managed when every individual works continuously to protect and enhance the Bank’s reputation.

Basel II
Basel II is a new framework developed in 2004 by the Basel Committee on Banking Supervision. The goal of the framework is to improve the consistency of capital requirements internationally, make regulatory capital more risk sensitive, and promote improved risk management practices for internationally active banking organizations. The Bank has dedicated qualified resources on this project to meet the requirements of Basel II.

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ACCOUNTING STANDARDS AND POLICIES
Critical Accounting Estimates

The Bank’s accounting policies are essential to understanding its results of operations and financial condition. A summary of the Bank’s significant accounting policies is presented in the Notes to the Consolidated Financial Statements. Some of the Bank’s policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates could have a significant impact on the Bank’s Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies are well controlled and occur in an appropriate and systematic manner. In addition, the Bank’s critical accounting policies are reviewed with the Audit Committee on a periodic basis. Critical accounting policies that require management’s judgment and estimates include accounting for loan losses, accounting for the fair value of financial instruments held in trading portfolios, accounting for income taxes, the valuation of investment securities, accounting for securitizations and variable interest entities, the valuation of goodwill and intangible assets, accounting for pensions and post-retirement benefits, and contingent liabilities.

ACCOUNTING FOR LOAN LOSSES
Accounting for loan losses is an area of importance given the size of the Bank’s loan portfolio. The Bank has two types of allowances against loan losses - specific and general. Loan impairment is recognized when the Bank determines, based on its identification and evaluation of problem loans and accounts, that the timely collection of all contractually due interest and principal payments is no longer assured. Judgment is required as to the timing of designating a loan as impaired and the amount of the required specific allowance. Management’s judgment is based on its assessment of probability of default, loss given default and exposure at default. Changes in these estimates, due to a number of circumstances, can have a direct impact on the provision for loan losses and may result in a change in the allowance. Changes in the allowance, if any, would primarily impact the Canadian Personal and Commercial Banking, the U.S. Personal and Commercial Banking and the Wholesale Banking segments. Reviews by regulators in Canada and the U.S. bring a measure of uniformity to specific allowances recorded by banks.
General allowance requires management’s judgment and the provision depends upon an assessment of business and economic conditions, historical and expected loss experience, loan portfolio composition and other relevant indicators. In establishing the appropriateness of general allowance, in addition to management’s judgment, the Bank refers to an internally developed model that utilizes parameters for probability of default, loss given default and usage given default. If these parameters were independently increased or decreased by 10%, then the model would indicate an increase or decrease to the aggregate corporate and commercial allowance of $43 million for probability of default, $43 million for loss given default and $16 million for usage given default, respectively.
The Managing Risk section on pages 57 to 66 of this MD&A provides a more detailed discussion regarding credit risk. Also, see Note 3 to the Bank’s Consolidated Financial Statements for additional disclosures regarding the Bank’s allowance for credit losses.

ACCOUNTING FOR THE FAIR VALUE OF FINANCIAL INSTRUMENTS HELD IN TRADING PORTFOLIOS
The Bank’s trading securities, obligations related to securities sold short and trading derivatives are carried at fair value in the Consolidated Balance Sheet with the resulting realized and unrealized gains or losses recognized immediately in other income. See Notes 2, 17 and 19 to the Bank’s Consolidated Financial Statements for more details.
The fair value of exchange-traded financial instruments is based on quoted market prices, adjusted for daily margin settlements, where applicable. Note 17 to the Bank’s Consolidated Financial Statements provides disclosures of the estimated fair value of all financial instruments at October 31, 2006.
The fair value for a substantial majority of financial instruments held in trading portfolios is based on quoted market price or valuation models that use independently observable market parameters. Independently observable market parameters include interest rate yield curves, foreign exchange rates and option volatilities. The valuation models incorporate prevailing market rates and prices on underlying instruments with similar maturities and characteristics and take into account factors, such as counterparty credit quality, liquidity and concentration. Certain derivatives are valued using models with unobservable market parameters, where the parameters estimated are subject to management’s judgment. These derivatives are normally not actively traded and are complex. For example, certain credit products are valued using models with parameters, such as correlation and recovery rates, that are unobservable. Uncertainty in estimating the parameters can impact the amount of revenue or loss recorded for a particular position. Where a market parameter is not observable, the Bank defers all of the inception profit.
Management’s judgement is also used in recording fair value adjustments to model valuations to account for measurement uncertainty when valuing complex and less actively traded derivatives.
The Bank has controls in place to ensure that the valuations derived from the models are appropriate. These include independent review and approval of valuation models and independent review of the valuations by qualified personnel. As the market for complex derivative products develops, the pricing for these products becomes more transparent, resulting in refinement of valuation models.
We believe that the estimates of fair value are reasonable, given the process for obtaining multiple quotes of external market prices, consistent application of models over a period of time, and the controls and processes described above. The valuations are also validated by past experience and through the actual cash settlement of contracts. This policy primarily impacts the Wholesale Banking. For a discussion of market risk, refer to page 60 of this MD&A.

ACCOUNTING FOR INCOME TAXES
Accounting for current income taxes requires the Bank to exercise judgement for issues relating to certain complex transactions, known issues under discussion with tax authorities and matters yet to be settled in court. As a result, the Bank maintains a tax provision for contingencies and regularly assesses the adequacy of this tax provision.
Future income taxes are recorded to account for the effects of future taxes on transactions occurring in the current period. The accounting for future income taxes impacts all of the Bank’s segments and requires judgement in the following key situations:
•    Future tax assets are assessed for recoverability. The Bank records a valuation allowance when it believes, based on all available evidence, that it is more likely than not that all of the future tax assets recognized will not be realized prior to their expiration. The amount of the future income tax asset recognized and considered realizable could, however, be reduced if projected income is not achieved due to various factors, such as unfavourable business conditions.

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If projected income is not expected to be achieved, the Bank would record an additional valuation allowance to reduce its future tax assets to the amount that it believes can be realized. The magnitude of the valuation allowance is significantly influenced by the Bank’s forecast of future profit generation, which drives the extent to which it will be able to utilize the future tax assets.
•    Future tax assets are calculated based on tax rates expected to be in effect in the period in which they will be realized. Previously recorded tax assets and liabilities need to be adjusted when the expected date of the future event is revised based on current information.
•    The Bank has not recognized a future income tax liability for undistributed earnings of certain operations as it does not plan to repatriate them. Estimated taxes payable on such earnings in the event of repatriation would be $454 million at October 31, 2006.

VALUATION OF INVESTMENT SECURITIES
The Bank’s investment securities comprise both publicly traded securities and investments in private equity securities that are not publicly traded. Under GAAP, investment securities are carried at cost or amortized cost and are adjusted to net realizable value to recognize other-than-temporary impairment.
The Bank discloses the estimated fair value of investment securities in Note 2 to the Consolidated Financial Statements. Valuation of publicly traded securities is determined by using quoted market prices, which fluctuate from one reporting period to another. Valuation of private equity investments requires management’s judgement due to the absence of quoted market prices, inherent lack of liquidity and the longer-term nature of such investments. Private equity investments are initially recorded at cost and compared with fair value on a periodic basis. Fair value is determined using valuation techniques, including discounted cash flows and a multiple of earnings before taxes, depreciation and amortization. Management applies judgement in the selection of the valuation methodology and the various inputs to the calculation, which may vary from one reporting period to another. These estimates are monitored and reviewed on a regular basis by us for consistency and reasonableness. Any imprecision in these estimates can affect the resulting fair value. The inherent nature of private equity investing is that management’s valuation will change over time as the underlying investment matures and an exit strategy is developed and realized. Estimates of fair value may also fluctuate due to developments in the business underlying the investment. Such fluctuations may be significant depending on the nature of the factors going into the valuation methodology and the extent of change in those factors.
Investment securities are written down to their net realizable value when there is an impairment in value that is considered to be other than temporary in nature. The determination of whether or not other-than-temporary impairment exists is a matter of judgement. We review these investment securities regularly for possible impairment that is other than temporary and this review typically includes an analysis of the facts and circumstances of each investment and the expectations for that investment’s performance. Specifically, impairment of the value of an investment may be indicated by conditions, such as a prolonged period during which the quoted market value of the investment is less than its carrying value, severe losses by the investee in the current year or current and prior years, continued losses by the investee for a period of years, suspension of trading in the securities or liquidity or going concern problems of the investee. All segments of the Bank are impacted by this accounting policy.

ACCOUNTING FOR SECURITIZATIONS AND VARIABLE INTEREST ENTITIES
There are two key determinations relating to accounting for securitizations. The first key determination is in regard to bank-originated securitized assets. A decision must be made as to whether the securitization should be considered a sale under GAAP. GAAP requires that specific criteria be met in order for the Bank to have surrendered control of the assets and thus be able to recognize a gain or loss on sale. For instance, the securitized assets must be isolated from the Bank and placed beyond the reach of the Bank and its creditors, even in the case of bankruptcy or receivership. In determining the gain or loss on sale, management estimates future cash flows by relying on estimates of the amount of interest that will be collected on the securitized assets, the yield to be paid to investors, the portion of the securitized assets that will be prepaid before their scheduled maturity, expected credit losses, the cost of servicing the assets and the rate at which to discount these expected future cash flows. Actual cash flows may differ significantly from those estimated by management. If actual cash flows are different from our estimate of future cash flows then the gains or losses on the securitization recognized in income will be adjusted. Retained interests are taken into income over the life of the securitized asset. Note 4 to the Bank’s Consolidated Financial Statements provides additional disclosures regarding securitizations, including a sensitivity analysis for key assumptions. For 2006, there were no significant changes to the key assumptions used in estimating the future cash flows. These assumptions are subject to periodic review and may change due to significant changes in the economic environment.
The second key determination is whether the VIE should be consolidated. All of the Bank’s securitization trusts are considered VIEs. Current GAAP requires consolidation of a VIE only when the Bank is the primary beneficiary, exposed to a majority of the VIE's expected losses or entitled to a majority of the VIE's expected residual returns, or both. In addition, if the VIE is a QSPE then the Bank does not consolidate the VIE. Management uses judgment to estimate the expected losses and expected residual returns in order to determine if the Bank retains substantially all of the residual risk and rewards of the VIE. Under current GAAP, all of the Bank-originated assets transferred to VIEs meet the criteria for sale treatment and non-consolidation. This accounting policy impacts Canadian Personal and Commercial Banking, Wholesale Banking and the Corporate segment.

VALUATION OF GOODWILL AND INTANGIBLES
Under GAAP, goodwill is not amortized, but is instead assessed for impairment at the reporting unit level annually, and if an event or change in circumstances indicates that the asset might be impaired. Goodwill is assessed for impairment by determining whether the fair value of the reporting unit to which the goodwill is associated is less than its carrying value. When the fair value of the reporting unit is less than its carrying value, the fair value of the goodwill in that reporting unit is compared to its carrying value. If the fair value of goodwill is less than its carrying value, goodwill is considered to be impaired and a charge for impairment is recognized immediately. The fair value of the Bank’s reporting units are determined from internally developed valuation models that consider various factors, such as normalized and projected earnings, price earnings multiples and discount rates. Management uses judgment in estimating the fair value of reporting units and imprecision in any assumptions and estimates used in the fair value calculations could influence the determination of goodwill impairment and affect the valuation of goodwill. Management believes that the assumptions and estimates used are reasonable and supportable in the existing environment. Where possible, fair values generated internally are compared to market information. The carrying values of the Bank’s reporting units are determined by management using economic capital models to adjust net assets and liabilities by reporting unit.

68    TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Management’s Discussion and Analysis

These models consider various factors, such as market risk, credit risk, and operational risk, and are designed to produce the equity capital a reporting unit would have if it was a stand-alone entity. The Capital Management Committee reviews the Bank’s allocation of economic capital to the reporting unit.
Intangible assets that derive their value from contractual customer relationships or that can be separated and sold, and have a finite useful life, are amortized over their estimated useful life. Determining the estimated useful life of these finite life intangible assets requires an analysis of the circumstances and management judgment. Finite life intangible assets are tested for impairment whenever circumstances indicate that the carrying value may not be recoverable. Such circumstances would indicate potential intangible asset impairment and would require a cash flow analysis at that time. The finite life intangible assets would be written down to net recoverable value based on expected future cash flows. This accounting policy impacts all of the Bank’s business segments. See Note 5 of the Consolidated Financial Statements for additional disclosures regarding goodwill and intangible assets.

ACCOUNTING FOR PENSIONS AND POST-RETIREMENT BENEFITS
Pension and post-retirement benefits obligation and expense is dependent on the assumptions used in calculating these amounts. The actuarial assumptions are determined by management and are reviewed annually by the Bank’s actuaries. These assumptions include the discount rate, the rate of compensation increase, the overall health care cost trend rate and the expected long-term rate of return on plan assets. The discount rate used to value liabilities is based on long-term corporate AA bond yields as at the valuation date. The other assumptions are also long-term estimates. The expected long-term rate of return on plan assets assumption is based on historical returns and future expectations for returns for each asset class, as well as the target asset allocation of the fund. As these assumptions relate to factors that are long term in nature, they are subject to a degree of uncertainty. Differences between actual experience and the assumptions, as well as changes in the assumptions resulting from changes in future expectations, result in increases or decreases in the pension and post-retirement benefits expense in future years.
The following table provides the sensitivity of the accrued pension benefit obligation and the pension expense for the Bank’s principal pension plan to changes in the discount rate, expected long term return on plan assets assumption and rate of compensation increase as at October 31, 2006. The sensitivity analysis provided in the table is hypothetical and should be used with caution. All of the Bank’s segments are impacted by this accounting policy. For a further discussion of the key assumptions used in determining the Bank’s annual pension expense and accrued benefit obligation, see Note 15 to the Consolidated Financial Statements.

(millions of Canadian dollars)	Obligation	Expense
Impact of a change of 1.0% in key assumptions
Discount rate assumption used	5.50%	5.20%
Decrease in assumption	$334	$52
Increase in assumption	$(262)	$(39)
Expected long-term return on assets assumption used	6.75%	6.75%
Decrease in assumption	N/A	N/A
Increase in assumption	N/A	N/A
Rate of compensation increase assumption used	3.50%	3.50%
Decrease in assumption	$(79)	$(19)
Increase in assumption	$90	$22

CONTINGENT LIABILITIES
The Bank and its subsidiaries are involved in various legal actions in the ordinary course of business, many of which are loan-related. In management’s opinion, the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Bank.
Contingent litigation loss accruals are established when it becomes probable that the Bank will incur an expense and the amount can be reasonably estimated. In addition to the Bank’s management, internal and external experts are involved in assessing probability and in estimating any amounts involved. Throughout the existence of a contingency, the Bank’s management or its experts may learn of additional information that may impact its assessments about probability or about the estimates of amounts involved. Changes in these assessments may lead to changes in recorded loss accruals. In addition, the actual costs of resolving these claims may be substantially higher or lower than the amounts accrued for those claims.
See Note 20 to the Bank’s Consolidated Financial Statements for more details.

DERIVATIVES
The impact of non-trading derivatives on net interest income and other income for the year ended October 31, 2006 is provided in Table 36 below.

TABLE 36	NON-TRADING DERIVATIVES
(millions of Canadian dollars)	Non-trading derivatives qualifying for hedge accounting	Non-trading derivatives not qualifying for hedge accounting
Net interest income (loss)	$53	$-
Other income	-	39

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ACCOUNTING STANDARDS AND POLICIES
Future Accounting and Reporting Changes

The Bank expects to adopt the following accounting standards in the future. See Note 1 to the Bank’s Consolidated Financial Statements for more details of future accounting and reporting changes.

FINANCIAL INSTRUMENTS, HEDGES AND COMPREHENSIVE INCOME
The CICA has issued three new accounting standards - Financial Instruments - Recognition and Measurement, Hedges and Comprehensive Income. These standards are substantially harmonized with U.S. GAAP and are effective for the Bank beginning November 1, 2006. The principal impacts of the standards are detailed below.
•    Other comprehensive income will be a new component of shareholders’ equity and a new statement entitled Statement of Comprehensive Income will be added to the Bank’s primary Consolidated Financial Statements.
•    Financial assets will be required to be classified as available for sale, held to maturity, trading, or loans and receivables.
•    For fair value hedges where the Bank is hedging changes in the fair value of assets, liabilities or firm commitments, the change in the fair value of derivatives and hedged items attributable to the hedged risk will be recorded in the Consolidated Statement of Income.
•    For cash flow hedges where the Bank is hedging the variability in cash flows related to variable rate assets, liabilities or forecasted transactions, the effective portion of the changes in the fair values of the derivative instruments will be recorded through other comprehensive income until the hedged items are recognized in the Consolidated Statement of Income.

U.S. GAAP
Accounting For Certain Hybrid Financial Instruments
Effective November 1, 2007, the Bank will be required to adopt FASB guidance on hybrid financial instruments. Under this guidance, the Bank will be able to elect to measure certain hybrid financial instruments at fair value in their entirety, with changes in the fair value recognized in net income. The fair value election will eliminate the need to separately recognize certain derivatives embedded in these hybrid financial instruments.

Accounting For Servicing Financial Assets
Effective November 1, 2007, the Bank will be required to adopt the FASB guidance on servicing financial assets. This guidance will require the Bank to measure its servicing rights at fair value initially, and allow the Bank to choose either to amortize them over the term of the servicing rights, or to re-measure them at fair value through net income. We are in the process of assessing the impact of this guidance on the Bank’s Consolidated Financial Statements.

Income Taxes
Effective November 1, 2007, the Bank will be required to adopt the FASB interpretation on income taxes. The guidance provides additional information on how to recognize, measure and disclose income tax benefits and liabilities. We are in the process of assessing the impact of this guidance on the Bank’s Consolidated Statements.

ACCOUNTING STANDARDS AND POLICIES
Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES
An evaluation was performed under the supervision and with the participation of the Bank’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Bank’s disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administrators, as of October 31, 2006. Based on that evaluation, the Bank’s management, including the Chief Executive Officer and Chief Financial Officer, concluded that the Bank’s disclosure controls and procedures were effective as of October 31, 2006.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The Bank’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Bank. The Bank’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Bank are being made only in accordance with authorizations of the Bank’s management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Bank’s assets that could have a material effect on the financial statements.
The Bank’s management has used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission to assess, with the participation of the Chief Executive Officer and Chief Financial Officer, the effectiveness of the Bank’s internal control over financial reporting. Based on this assessment, management has concluded that as at October 31, 2006, the Bank’s internal control over financial reporting was effective based on the applicable criteria. Management’s assessment of the effectiveness of internal control over financial reporting has been audited by its independent auditors, Ernst & Young LLP, a registered public accounting firm that has also audited the Consolidated Financial Statements of the Bank for the year ended October 31, 2006. Their report, on page 72, expresses unqualified opinions on management’s assessment and on the effectiveness of the Bank’s internal control over financial reporting as of October 31, 2006.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
During both 2006 and the most recent interim period, there have been no changes in the Bank’s internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Bank’s internal controls over financial reporting.

70    TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Management’s Discussion and Analysis